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07022522

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME William Hill

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

APR 17 2007

THOMSON FINANCIAL

FILE NO. 82- 34679

FISCAL YEAR 12-26-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 4/10/07

William HILL

Annual Report & Accounts 2006

Founded in 1934, William Hill is one of the leading providers of fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering amusement with prizes machines and fixed odds betting terminals in licensed betting offices and operating online casino, poker and games sites as well as two greyhound stadia.

It is a market leader in all major betting channels in the UK with an established international presence through its online business.

Contents

Financial Highlights

Highlights include the following:

- Gross win up 15% to £931.3m (2005: £807.7m)
- Profit on ordinary activities before finance charges and exceptional items up 19% at £292.2m (2005: £245.0m)
- Cash generated from operations before tax and interest up 30% to £313.9m (2005: £242.0m) which represents 107% of operating profit
- Basic earnings per share (EPS) pre exceptionals up 24% to 45.5 pence (2005: 36.6 pence)
- Proposed final dividend up 19% to 14.5 pence per share (2005: 12.2 pence per share) payable on 5 June 2007 to shareholders on the register on 27 April 2007
- The Group has purchased 43.3m shares for £257.0m via on-market share buy-backs between July 2005 and December 2006
- Plans well developed to exploit opportunities in Spain and Italy in conjunction with our partners, Codere
- In the nine weeks to 27 February 2007, the Group's gross win has increased by 11%. At this early stage in the year, the Board remains comfortable with consensus expectations

Chairman's Statement

2006 has been a successful year with the Group realising the full-year benefits of the Stanley Retail acquisition and benefiting from good organic growth throughout the rest of the business. Profit before finance charges and exceptional items was 19% higher than last year and earnings per share excluding exceptional items increased by 24%. To reflect this, the Board is proposing to increase total dividends for the year by 19%.

The period was boosted by the World Cup and the continued growth in FOBTs. We also continued to maintain a tight control over costs. In addition, our acquisition of Stanley Leisure plc's betting shops in the UK, Republic of Ireland, the Channel Islands and the Isle of Man has substantially improved our competitive position in the UK and given access to the Irish betting market. The integration of the business into the existing William Hill estate was completed on schedule by the end of the first quarter of 2006. We believe that the £13m of synergies and other benefits promised at the time of the acquisition have already been delivered, with more gains to come.

During 2006, we have also made significant progress in developing our international business. We will shortly enter into joint venture agreements with Codere to exploit new opportunities in Spain and Italy. Codere is a leading Spanish gaming group which operates slot machines, bingo halls, sports betting outlets, racetracks and casinos in Spain, Italy and Latin America. We think that in Codere we have found a partner with a similar culture and attitude to ourselves and we are confident that this partnership has the potential to deliver long-term value for both sets of shareholders.

We continue with our three-year programme to upgrade our core bookmaking systems which, when complete, is intended to provide significant business benefits and give our customers the convenience of betting across our channels through a single account. The importance of this programme is emphasised by the keen competition experienced in 2006 in the interactive sector and the disadvantage we are currently operating under due to the age and inflexibility of our legacy technology platform.

2006 has also been a busy period in the field of regulation. The Gambling Commission has continued to consult widely with the betting and gaming industry as they prepare detailed conditions, codes, standards and guidance under the Gambling Act 2005 in time for the deadline imposed by DCMS of September 2007 for the new regulatory regime to become effective. Overall, we welcome the establishment of the Gambling Commission as a strong and fair regulator who should ensure that the UK industry maintains its strong reputation for probity and integrity. We have been heavily involved in detailed consultations with the Gambling Commission with a view to ensuring that the regulations produced are fair and proportionate. We have concerns that some of the detailed regulations are still not published in final form and that some consultations are still ongoing at this late stage. Consequently, we are concerned about the time given to the industry to implement the detailed requirements in time for September where technical changes to systems and equipment are needed. We shall continue our discussions with the Gambling Commission to press for practical and proportionate regulation.

There are also a number of provisions, which the Gambling Act is expected to introduce, which should be beneficial to the betting industry including longer opening hours in the winter, the classification of FOBTs as gaming machines and the introduction in LBOs of £500 jackpot machines. Other provisions including the removal of the demand criteria could also impact our estate although we believe that this may not be significant over the longer term.

The Government has announced that it had decided to retain the Horserace Betting Levy Board and the associated horserace betting levy scheme for the time being. This follows the conclusion of an investigation of the future funding of the UK horseracing industry by an independent committee under the chairmanship of Lord Donoughue, which concluded that there is no current commercial alternative funding mechanism.

Another independent committee also under the chairmanship of Lord Donoughue also concluded its investigation of the starting price mechanism in 2006. The changes made have been controversial with a number of commentators criticising them as being detrimental to punters. However, as they have widened the sample of the bookmaker prices included, we believe that they are a fairer reflection of the actual prices pertaining and will be seen to be beneficial for horse-racing in the long term.

There have been two changes to the Board's composition in 2006. In March, Simon Lane joined the Board as Group Finance Director. Simon brings a wealth of experience from the leisure and retail sectors and has already made a significant impact. In November, Tom Singer left the Board to pursue other interests. I would like to thank Tom for the significant contribution he has made to the business since joining the Group in 2002, initially as Group Finance Director where he played an outstanding role in connection with the flotation of the Group and more recently as Chief Operating Officer assisting in the integration of the Stanley Retail acquisition.

The Board is proposing a final dividend of 14.5 pence per share which combined with the interim dividend of 7.25 pence per share results in total dividends for the year of 21.75 pence per share, a 19% increase on the total dividends paid in the comparable period.

In the nine weeks to 27 February 2007, the Group's gross win has increased by 11% and costs remain under control. At this early stage of the year, the Board remains comfortable with consensus expectations.

Finally, I would like formally to thank all our colleagues for their hard work in 2006 and wish them further success for 2007.

Charles Scott
Chairman

Chief Executive's Review

2006 has seen the Group's strategy of generating organic growth, exploiting new platforms and executing value-enhancing acquisitions continue to deliver long-term value for shareholders. The Group produced a strong profit performance in the period, fully leveraging the benefits of the Stanley Retail acquisition, which was completed in June 2005. The year has also seen a strong performance from FOBTs and the impact of the World Cup, both of which have boosted year-on-year gross win growth while operating expenses continue to be kept under tight control. Consequently, profit on ordinary activities before interest, taxation and exceptional items was up 19% to £292.2m (2005: £245.0m) and earnings per share were 45.5p, a rise of 24% (after adjusting for last year's exceptional items) compared to 2005.

In recognition of these excellent results, the Board is recommending a final dividend of 14.5 pence per share, taking the full year dividend to 21.75 pence, an increase of 19% on last year.

Retail channel

The Retail channel's gross win grew by 18% to £736.0m (6% excluding Stanley Retail) and pre-exceptional profit increased by 24% to £225.9m (9% excluding Stanley Retail).

Within the original William Hill estate (excluding Stanley Retail), total gross win increased by 6% year-on-year. In this part of the estate, gross win from over the counter (OTC) was flat while FOBT/AWP gross win was up 18%.

LBOs in the Stanley Retail estate performed better year-on-year than those in the original William Hill estate with gross win growing by 7% for the full year and second half gross win growth of 10% achieved. For the year as a whole, FOBT gross win grew by 18% and OTC gross win increased by 4%.

The average number of FOBTs in the original William Hill estate increased to 6,034 (FY 2005: 5,892) in the period and in the Stanley Retail estate the average number of FOBTs was 1,567 compared to 1,539 in the second half of last year. The average net profit per machine per week in the William Hill estate was £494 (FY 2005: £402) and in the Stanley Retail estate was £346 (second half of 2005: £287). The improved profitability in both estates was due to a combination of greater gross win per machine and better contractual terms with our main FOBT supplier Leisure Link, which were effective from May 2005. However, the imposition of Amusement Machine Licence Duty in August 2006 has adversely affected average weekly profitability of each terminal by £38.

The average number of AWPs traded in the period fell to 303 in 2006 (FY 2005: 353) within the William Hill estate. In the Stanley Retail estate, the average number traded also fell from 386 AWPs in the second half of last year to 314 in 2006.

Non-exceptional costs in the channel were up 16% (5% excluding Stanley Retail). Excluding Stanley Retail, there were minimal increases in staff costs due to reduced overtime and premium payments under the new LBO staff employment contracts and productivity improvements resulting from the investment in EPOS. FOBT rentals fell due to more favourable contractual terms, which are exclusively profit-share based, and AWP rentals fell due to the reduction in the number of machines in the estate. Savings were also made due to a higher portion of VAT expense being recoverable following the change in tax regime for FOBTs. These savings were offset by increased provisions for staff bonuses; increases in rent and rates due to increased LBO numbers and rent reviews; higher energy costs reflecting general market conditions; and depreciation and maintenance charges as a result of introducing new text and EPOS systems. There were no exceptional costs in the current year. The prior period exceptional costs related to the integration of the Stanley Retail acquisition.

We completed 233 development and LBO refurbishment projects in 2006 including 50 new licences, 70 extensions and resites and 113 LBO fittings. Overall, we spent £40.1m on estate development in 2006.

At 26 December 2006, we had 2,165 LBOs in the United Kingdom, 9 in the Channel Islands, 2 in the Isle of Man and 48 in the Republic of Ireland; a total of 2,224.

2006 has seen the introduction of the capability to take a wider range of Tote Direct bets across the estate, which has been favourably received by our customers. We also completed the rollout of our new text system and an EPOS system throughout the Stanley Retail estate during the period and in consequence the entire estate has been running on identical systems since the end of March.

Telephone channel

Telephone gross win grew by 8% to £57.5m and operating profit increased by 28% to £16.7m.

The channel benefited from the World Cup and increased football betting in general as well as more normal horseracing results. In addition there was some favourable high roller activity especially in the second half of the year.

Costs in the channel were up 5% principally due to higher marketing spend focused around the World Cup.

We ended the year with 160,000 active telephone customers (27 December 2005: 174,000).

Interactive channel

Interactive gross win increased 6% to £130.5m and operating profit showed a small increase to £61.5m.

Growth in Interactive sportsbook gross win was modest in the period when compared to our expectations at the beginning of the year. Since we launched our Interactive channel in 1999, we have fully exploited our legacy bookmaking and client management systems but it has become increasingly clear that the Interactive sportsbook is being impacted by the relative inflexibility of our current technology configuration. Our NextGen technology programme is designed to rectify these issues and deliver systems clearly superior to anything currently available to our major competitors. By the end of 2007, this programme is expected to deliver a number of enhancements and give us a flexible platform to more easily introduce better products going forward. We anticipate that these changes will be undertaken alongside the technical changes required by the Gambling Commission, which are yet to be finalised.

Retail


Stanley
Gross win
Trading profit
William Hill
Gross win
Trading profit
800
700
600
500
400
300
200
100
£m 0
505.6
152.4
548.1
165.5
623.4
181.6
736.0
225.9
2003
2004
2005
2006

Telephone


Gross win
Trading profit
60
50
40
30
20
10
£m 0
56.5
22.2
60.3
22.1
53.4
13.0
57.5
16.7
2003
2004
2005
2006

Interactive


Gross win
Trading profit
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
£m 0
84.9
37.1
106.1
51.7
123.3
61.2
130.5
61.5
2003
2004
2005
2006

Despite the limitations of our current systems, we continued to increase our range of in-running betting opportunities on our sportsbook and we launched 10 new arcade games during the period that expanded our offering to 20 games.

Poker and Casino has also had a challenging second half after an encouraging start to the year. These products have been affected by strong competition particularly following the withdrawal of many operators from the US market in September 2006, which has impacted poker site liquidity in general and made the competition for European customers more intense. We continue to have confidence in the long-term prospects of these products and in December 2006, we extended our contract with our poker and casino software partner, Cryptologic. As part of the new contract, Cryptologic have made a significant commitment in respect of game and other product development.

In October 2006, we decided to close our Interactive TV (WHTV) channel following a review of its operations and the conclusion of a trial broadcast of its content into our LBOs. Whilst we have exited this particular arrangement, we remain committed to the strategy of supplying customers with a means to place bets on an interactive TV platform and of supplying tailored content to our own LBOs, once we have identified a profitable and cost effective means of doing so.

In January 2007, we launched internet skill gaming in partnership with GameAccount, the world's largest integrated network of skill-based games. Accessible through a tab on William Hill's homepage, the fully integrated browser-based skill games available on the site include multiplayer blackjack, gin rummy and backgammon. We also launched an interactive bingo game in partnership with Virtue Fusion in January. Early indications of trading from both these ventures are encouraging.

Total active accounts increased to 405,000 as at 26 December 2006 (27 December 2005: 341,000).

Costs in the channel increased 10% mainly due to higher marketing spend, higher technology charges and closure costs of WHTV.

Operating expenses

Expenses (net of operating income) for the Group were £445.3m, an increase of 15% (6% excluding Stanley Retail).

Excluding Stanley Retail, staff costs (which represented roughly half of our total costs) increased 7% in 2006, mainly reflecting provisions for profit based incentive schemes. Excluding these provisions from this period and the comparative period, staff costs have risen by 2% reflecting a 3% general pay award and an increase in the number of LBOs now trading, partly offset by an improvement in productivity driven by the rollout of EPOS. Property costs, which represented 17% of our total costs, were up 12% over the comparable period reflecting higher energy costs and increases in rent and rates, in part driven by an increase in average LBO size and an increase in the number of LBOs.

Depreciation costs increased 38% with the full year effects of the rollout of EPOS and text systems along with the supporting technology, although this was partly offset by staff costs savings. The cost of providing pictures and data to our LBOs was up 7% over the comparable period due to the increased size of the estate and price increases. Advertising and marketing costs were up 22% over the comparable period reflecting World Cup and other more general web-based advertising and promotions.

Stanley acquisition

The integration of the Stanley Retail estate was completed by the end of March 2006 in accordance with the plans we drew up in 2005. Key tasks achieved in 2006 were the completion of the re-branding of the LBOs, installation throughout the Stanley Retail estate of the same version of EPOS and audio-visual text systems already deployed in the William Hill estate and the closure of the Stanley Retail head office. The Stanley Retail estate has delivered strong gross win growth in 2006, particularly in the second half with gross win growth of 10% achieved year-on-year. We remain confident that the acquisition will deliver the synergies and other benefits of up to £20m we anticipated at the end of 2005, which compares favourably with the original estimated synergies at the time of the acquisition of £13m.

Regulatory development

The Gambling Commission has now been established and the Commission and DCMS are in the process of developing the regulations, conditions, standards and guidance under the Gambling Act 2005 and the Commission will take over its duty to promote the licensing objectives under the Act with effect from 1 September 2007.

The Group is preparing for the implementation of these detailed requirements. We have been heavily involved in dialogue with the Commission both by ourselves and via our trade associations, with a view to ensuring that appropriate and proportionate regulations are implemented. However, we remain concerned that certain requirements have yet to be finalised, while the technical standards for the remote businesses have recently been published for consultation with finalised documentation not expected to be available until June. We are concerned that insufficient time is being given to the industry to enable full compliance with these technical standards from the beginning of September. We will continue to hold discussions with the Commission to press for this and other issues to be resolved in a practical way.

We also look forward to the proposed deregulation that the Gambling Act enables, such as extended betting shop opening hours and the installation of higher payout gaming machines, both of which will be permitted from 1 September 2007.

Cost of content

On 14 December 2006, the Government announced that it had decided to retain the Horserace Betting Levy Board and the associated horserace betting levy scheme. This follows the publication of the findings of a report compiled by an independent committee under the chairmanship of Lord Donoghue. This committee was established to investigate whether there was any alternative commercial arrangements that could replace the current levy scheme but concluded that, currently, there was not a secure and alternative funding mechanism for horseracing. At the same time, the Government announced its intention to modernise the existing levy mechanism by reducing as many of the administrative burdens as possible. We welcome the Government's intentions to modernise the scheme and we remain committed to providing a fair and equitable financial contribution supporting the UK horseracing industry.

SIS, a company partly owned by the Group is currently the sole provider of UK horse racing pictures and data content to bookmakers. SIS (via the betting industry) has contracts, which expire at the end of 2007 with a number of UK racecourses to broadcast pictures and data to LBOs. Recently a proposed joint venture between Alphameric and Racing UK has claimed to have secured exclusive transmission rights from up to 30 UK racecourses from the beginning of 2008. This would mean that SIS would not be able to transmit pictures from these 30 tracks (except when they are generally available via terrestrial coverage) once its current contracts expire. If this happens, we will have to decide whether to have two different sources of pictures from the beginning of 2008 if we want to maintain coverage of these horse tracks within our LBOs. This could imply an extra cost for us but also an inferior service for customers, as the co-ordination of the timing and broadcasting of events achieved by SIS would not be possible with two different transmission sources. In the event that we decide to take the service offered by the proposed joint venture, we plan to seek an appropriate reduction in the level of our current funding of the UK horseracing industry via the levy scheme.

International activities

In July 2006, the Group signed a non-binding memorandum of understanding with the Spanish gaming group Codere. Codere is a company dedicated to the private gaming sector in Europe and Latin America. With more than 25 years experience, it operates slot machines, bingo halls, sports betting outlets, racetracks and casinos in Spain, Italy, Central and South America.

The parties plan to create a joint venture to develop a sports betting business in Spain. Spain is one of the largest gambling markets in Europe and the region of Madrid has recently published (and several of Spain's regions are now developing) legislation to regulate sports betting, allowing the establishment of land-based businesses. The parties are planning to apply jointly for a licence in Madrid shortly and intend to apply in other regions in Spain if regulations are passed which make such applications attractive.

The Group has established a joint venture company with Codere relating to the Italian gambling sector. Following a tendering process in 2006, the Group and Codere were jointly awarded concessions to exploit licences issued as part of the tender process launched in August 2006 by the Italian regulatory authority. The award comprises 20 concessions to operate horseracing betting shops, 7 concessions to operate sports betting shops and 28 concessions relating to sports betting points. Remote licences relating to horseracing and sports betting were also applied for and granted. In addition to activating these units the proposed joint venture intends to evaluate other opportunities for growth in the Italian market.

Dividends and capital structure

The Company is proposing to pay a final dividend of 14.5 pence per share (2005: 12.2 pence per share) on 5 June 2007 to shareholders on the register on 27 April 2007. The 19% increase in the proposed final dividend reflects the strong performance achieved in 2006 and our confidence about the Group's future prospects.

Following the acquisition of Stanley Retail in June 2005, the Board considered the optimal capital structure and financing arrangements for William Hill. In September 2005, the Board announced it intended to maintain an efficient and flexible capital structure and would achieve these objectives by targeting a ratio of net debt to earnings before exceptional items, interest, tax, depreciation and amortisation (EBITDA) of approximately 3.5 times to be achieved over the medium term. A new five-year bank facility of £250m was arranged in June 2006 to underpin this objective and the Board announced with its interim results that they were increasing the total buy-back programme from the previously announced target of £200m – £300m, to circa £320m – £400m by the end of 2007. By the end of December 2006, the Group net debt to EBITDA ratio was 3.3 and £257.0m had been returned by means of on-market share buy-backs.

As we are now close to our target leverage and as we have current investment commitments, both internationally through our joint ventures with Codere and domestically in respect of some retail bolt-on acquisitions, we currently estimate that the pace of our rolling share buyback programme in 2007 is likely to slow. We remain committed to returning surplus capital to shareholders and our buyback programme will be kept under regular review.

David Harding
Chief Executive



Operating and Financial Review

To the shareholders of William Hill PLC

The statutory requirement to prepare an Operating and Financial Review (OFR) has been removed by the Government. However, it is included in this Annual Report as the Board considers it contains important information which may assist shareholders to assess the Company's strategy and the potential for that strategy to succeed.

The Directors are however required to provide a Business Review, the contents of which are set out in the Companies Act. For convenience the Business Review on page 15 does not repeat information already provided within the OFR and appropriate cross references to information in this document are provided. As such, some of the information within the OFR is required and some is being provided on a voluntary basis.

The OFR includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. As such, information in this OFR cannot be relied upon as a guide to future performance.

Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this OFR reflect the Company's view with respect to future events as at the date of this document and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to William Hill's operations, results of operations, strategy and liquidity. Save as required by law or by the Listing Rules of the Financial Services Authority, the Company undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this OFR that may occur due to any change in its expectations or to reflect events or circumstances after the date of this announcement.

This OFR has been prepared for the Group as a whole and therefore gives greater emphasis to those matters, which are significant to the Group taken as a whole.

The OFR discusses the following areas:

Operations

Description of the business

William Hill is a leading provider of fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering FOBTs and AWPs in its LBOs and operating an online casino and poker room. The Group also operates two greyhound stadia situated in the north east of England.

The Group delivers its betting and gaming products to customers through three principal channels:

- Retail comprises a network of over 2,200 outlets throughout the UK and Ireland making William Hill one of the two largest operators of LBOs in the UK. The directors believe that the scale of the network gives William Hill a significant competitive advantage in terms of brand recognition and allows central costs to be spread across a large estate;
- Telephone betting, in which the directors believe that William Hill is a market leader, has the capacity to operate approximately 630 telephone bet capture positions at call centres in Leeds and Sheffield. As at 26 December 2006, the business had 160,000 active accounts (27 December 2005 – 174,000);
- Interactive betting includes an online sportsbook (www.williamhill.com), arcade games (www.williamhillgames.com), an online casino (www.williamhillcasino.com) and online poker site (www.williamhillpoker.com). The Group accepted its first bet via the internet in 1998 and the casino was launched in conjunction with Cryptologic Inc at the end of 1999. The offering was enhanced by the introduction of arcade games in 2002 and the launch of a dedicated poker site in January 2003. Also in 2003, Boss Media AB was introduced as a second supplier of casino software, a Euro denominated casino was launched and an integrated sportsbook and casino account was offered to customers. Enhancements in the interactive offering through improvements in functionality and product development continue to be made and in 2006 we increased our range of in-running opportunities and launched additional arcade games. As at 26 December 2006, the business had 405,000 active accounts (27 December 2005 – 341,000).

Operating and regulatory environment

Historically, the Group's business has proven to be less exposed to the economic cycle than many other consumer facing industries. Consumer spending in the UK grew at close to its long-term trend in 2006, which may have impacted the Group's financial performance. However this impact cannot be quantified.

The business is defined and constrained by legislation. Recent legislation comprises the Gambling Act 2005, which is expected to be fully implemented in


DOGS

September 2007 and establishes a new regulatory regime for the industry. DCMS and the Gambling Commission are currently formulating and consulting on the detailed regulations, conditions, codes and standards that it will apply to the Group's business from September. The Group has engaged fully with DCMS and the Gambling Commission during this important consultation period.

The Group's businesses are properly licensed in the UK to accept sports and other bets and in the Netherlands Antilles to operate online casino and poker sites. Our approach is that each customer must take responsibility for complying with local laws in respect of betting and gaming that differs across jurisdictions. Where considered necessary, the directors obtain independent legal advice concerning the state of betting and gaming laws in particular jurisdictions.

Our policy not to accept sports bets from customers based in the United States remained unchanged in 2006 and in September 2006, we ceased taking any gaming transactions from US resident customers or those using US registered credit cards. Subsequently the Unlawful Internet Gambling Enforcement Act was introduced in the US.

The Group closely monitors the development of tax policy by the Government in relation to betting and gaming. It seeks to lobby Government to ensure a fair and equitable approach to the taxation of different forms of gambling and various platforms, and to minimise the likelihood that the regime for gross profit tax might be changed to the detriment of the Group.

The Group in conjunction with other bookmakers continues to make a variety of statutory, voluntary and commercial payments to various sporting bodies. In addition, the Group makes commercial payments through Bookmakers Afternoon Greyhound Services Limited (BAGS) for the right to screen pictures from various horse and greyhound racetracks in LBOs. These issues are discussed further in the Chief Executive review under the heading "Cost of content".

Competition

The Group faces competition primarily from other bookmakers, betting exchanges, other interactive operators and, to some extent, the National Lottery. The directors do not believe that the Group currently faces significant competition from other participants in the gaming industry, namely casinos, bingo halls and football pools. However, competition may increase as betting and gaming products converge, the number of casinos in the UK increases significantly, the new Gambling Act comes into force and as a result of technological developments.

The Group's principal competitors in the UK retail market are Ladbrokes and Coral, with William Hill and Ladbrokes having the largest LBO estates. Ladbrokes, Coral and the Tote are the Group's chief competitors in the UK telephone betting market. In addition, a number of international telephone operators compete with the Group from outside the UK.

The Group faces competition in its interactive operations from a large number of UK owned operators (including Ladbrokes, Coral and various betting exchanges), as well as operators based overseas that have entered, and continue to enter, the interactive market. Relatively few of these overseas competitors have a recognisable or long-established brand name in the UK. The Group competes overseas with online and off-line competitors that may have more brand recognition than William Hill in certain markets.

Betting exchanges enable person-to person betting with one person acting as layer (the role of the traditional bookmaker) and the other as punter. The exchange charges a commission on the winner's profit and gross profit tax is levied at 15% on all commission and levy, if appropriate, is charged at 10% on UK horseracing commission. The layers and punters on betting exchanges are not liable to these charges. William Hill lobbied strongly against the unfair advantage enjoyed by layers on betting exchanges, who compete directly with traditional bookmakers without paying a comparable level of gross profit tax or horseracing levy. This inequitable taxation of layers on betting exchanges enables them to offer better prices than the traditional bookmaker. Despite this lobbying, the UK Government concluded in December 2005 that current taxation arrangements remain appropriate. The main impact of this competitive advantage manifests itself in starting prices, at which most off-course bets are placed, and theoretical horseracing margins, which have been falling in recent years, as on-course bookmakers have been able to hedge their liabilities on betting exchanges and reduce the margins at which they bet. William Hill has switched hedging activity from the on-course market to betting exchanges in an attempt to reverse the fall in margins.

Long term strategy

The Group continues to pursue a strategy aimed at delivering sustainable earnings growth and value for shareholders. The key elements of the strategy are to:

- Continue to enhance traditional earnings and maximise organic growth opportunities;
- Profitably exploit new platforms;
- Capitalise on opportunities from regulatory, fiscal and technological change; and
- Selectively pursue value-enhancing acquisitions.

The Board monitors performance against the strategy by:

- Establishing an annual plan incorporating strategic objectives and monitoring results against that plan;
- Monitoring performance against key competitors;
- Evaluating new business development opportunities against stringent financial criteria and alternative uses of capital;
- Playing an active role in regulatory and fiscal matters which could influence the business; and
- Identifying and implementing technological change which is expected to benefit the business.



Key performance indicators

A comparison of KPIs in the 2006 and 2005 financial years is shown below:

Group KPIs		2006 actual	2005 actual
Growth in gross win	(1)	6%	2%
Growth in gross profit	(1)	6%	3%
Growth in operating expenses	(1)	6%	6%
Net interest expense (excl exceptionals)		£56.8m	£41.0m
Interest cover (EBIT/net finance costs)		5.1	6.0
Effective tax rate (excluding exceptional items and associate income)		29.6%	29.5%
Gross win percentage by channel	(2)		
OTC		16%	16%
Telephone		9%	9%
Interactive sportsbook and arcade		6%	7%
Operating margin by channel			
Retail		31%	30%
Telephone		29%	24%
Interactive		47%	50%
Average profit per LBO	(1)	£110,000	£103,000
Average profit per active Interactive customer		£152	£179
Average profit per active Telephone customer		£104	£75
Net debt/EBITDA	(3)	3.3	3.4

(1) Excludes Stanley Retail.
(2) Gross win percentage by product is monitored internally but not publicly disclosed.
(3) Net debt is before offset of finance fees.

The Board sees earnings per share growth as the key indicator of the Group's success in delivering sustainable earnings growth and enhancing shareholder value. The key performance indicators (KPIs) used by the Board in monitoring earnings per share growth are as follows:

- Gross win (represents total customer stakes less customer winnings);
- Gross profit (represents gross win less cost of sales);
- Operating expenses;
- Interest charges and cover; and
- Effective tax rate.

The Board also utilises a range of measures designed to determine performance at a channel and product level, the more important of which are:

- Gross win percentage by channel;
- Operating margin by channel and by product;
- Average profit per LBO;
- Average profit per active Telephone/Interactive customer where profit is operating profit as shown in note 2 of the Group financial statements and an active customer is defined as one who has placed a bet with their own money in the last 12 months; and
- Return on incremental capital invested (for example, in relation to investment in the retail estate, the Group seeks returns on capital invested of 20% on new licences, 15% on resites and extensions and 10% on refurbishments).

To assess the capital structure, the Board focuses on the ratio of net debt to earnings before interest, taxation, depreciation and amortisation (EBITDA), which is managed to ensure an efficient balance sheet and is a key driver of overall distribution policy.

In addition to these financial indicators a number of non-financial indicators are also used including numbers of betting slips processed and the number of active customers in the remote channels. The Corporate Responsibility Committee also monitors a number of KPIs on behalf of the Board to ensure that the Group is meeting its corporate and social responsibilities. This is further discussed in the Corporate Responsibility section of the Annual Report.

Targets for certain KPIs are set on an annual basis as part of the Group's operational objectives for the coming year having regard to historic levels, expected new developments and the Group's strategy.

In 2006, basic EPS was 45.5 pence. Growth in gross win was just below internal targets while gross profit growth was just above our internal target. Both gross win and gross profit exceeded the levels achieved in the comparative period due to factors explained in the Chief Executive's Review. Growth in operating expenses was contained within tight targets.

Operating margins were at acceptable levels for the Retail and Telephone businesses but fell below expectations for the Interactive business.

With regard to financial structure the Board believes that the Group should target a net debt to EBITDA ratio of 3.5 times with any excess capital returned to shareholders through a combination of dividends and an ongoing on-market share buy-back programme, to the extent that there is no alternative value-added use of the funds.



Results for 2006

Key financials	Gross win 2006	Gross win 2005	Operating profit 2006	Operating profit 2005
Retail – WH	584.3	552.7	181.0	166.0
Retail – Stanley	151.7	70.7	44.9	15.6
Total Retail	736.0	623.4	225.9	181.6
Telephone	57.5	53.4	16.7	13.0
Interactive	130.5	123.3	61.5	61.2
Other	7.3	7.6	(0.6)	(0.1)
Overheads less associate income	–	–	(11.3)	(10.7)
	931.3	807.7	292.2	245.0

Current and future development and performance

A summary of the key financial results is set out in the table above and discussed in this section.

Growth in gross win has been achieved through the acquisition of Stanley Retail and growth in the existing Retail, Telephone and Interactive businesses. Details of performance are described in more detail in the Chief Executive's Review.

In the Retail business, key trends include the improvement in relative profitability of the Stanley Retail estate compared to the LBOs in the old William Hill estate, increased income from FOBTs across the estate and a flat performance from OTC. It is believed that OTC business was impacted by cannibalisation of income by FOBTs. FOBTs benefited from improved densities and popularity of new products.

Gross win in the Telephone sportsbook benefited from the World Cup and some high roller activity especially in the second half.

Interactive gross win grew in all areas over the year but the second half in particular was impacted by strong competition following the legislative changes in the US.

GPT, levies, VAT, royalties and other costs of sale (excluding pay-outs to customers) increased 12% to £197.4m (William Hill excluding Stanley Retail increased 3% to £166.8m) and includes gross profit tax, VAT on FOBTs and AWPs, levies paid to the horse and greyhound racing industries and licence fees incurred in respect of FOBTs and AWPs, and various royalty payments to suppliers of FOBTs and certain services in respect of the online casino and poker sites.

Gross profit, representing gross win less GPT, levies, VAT, royalties and other costs of sales, amounted to £733.9m, an increase of 16% (William Hill excluding Stanley Retail increased 6%) over the comparable period.

Net operating expenses, excluding exceptional items increased to £445.3m, an increase of 15% over the comparable period (William Hill excluding Stanley Retail increased 6%).

Associate income represents the Group's share of profits of its associate company, Satellite Information Services. Net interest payable increased to £56.8m, an increase of 39% against the comparable period due to the full year effects of the change in financing arrangements arising from the acquisition of Stanley Retail and the significant number of shares repurchased during the period.

Tax on profit on ordinary activities relates primarily to the current year and as the Group earns its profits in the UK is calculated at 30% of taxable profits being the current rate of UK corporation tax. The Group's effective rate of tax (before exceptional items and associate income) was 29.6%, as compared to 29.5% in 2005.

Basic adjusted earnings per share were 45.5 pence, a 24% increase compared to the pre-exceptional earnings per share in the comparable period.

The Group generated net cash inflow from operating activities before financing and tax of £313.9m, an increase of 30% against the comparable period. The Group paid £55.4m in net debt service costs, £53.9m in corporation tax, invested a net £67.9m in capital expenditure, paid £70.9m in dividends and spent £178.4m purchasing its own shares.

Net indebtedness increased to £1,043.4m at 26 December 2006 (27 December 2005 – £939.5m).

Future outlook

We made significant progress in the year in a number of elements of our strategy as described in the Chief Executive's Review including the development of our international business. Detailed plans have been made with our partner Codere to exploit opportunities in Spain and Italy. The Group plans to invest circa £25m to pursue these opportunities in the short term but this amount could be exceeded dependant on the speed and nature of deregulation and the opportunities that become available in those markets.

The Group continues to invest in developing each of its businesses to underpin its future growth prospects. It plans to continue to invest circa £50m per annum in the retail estate. The Group has also earmarked £18m for investment in 2007 and 2008 in new and improved technology platforms and core bookmaking systems that will ultimately benefit all three channels. The directors also consider opportunities to acquire additional good quality LBOs and in early 2007, paid £25m for two small chains comprising 29 LBOs in total. All investment and acquisition proposals are evaluated against strict criteria that focus on return on capital and payback period.

As previously discussed, the US has now in effect closed its market to offshore remote gambling, while Asian markets remain difficult to penetrate due to the



legal environment and restrictions on payment methods.

2006 has seen differing approaches taken by countries within Europe with some increased protectionist activity, in particular in France and Germany, and some local liberalisation in Italy and Madrid. The Group works with its trade association to push for compliance with the EU Treaty by members states and to push for a fair and proportionate regulatory regime when local laws are being reviewed. The EU Commission has been active in asking various countries to explain how their gambling laws comply with EU law.

In the coming year we expect to:

- Maximise revenues in each channel through specific initiatives;
- Manage the cost base to ensure efficient use of resources;
- Manage the effects of the smoking ban;
- Continue to invest in the LBO estate through our ongoing development programme; and
- Make significant progress on key technology programmes.

Risk and uncertainties

The directors are seeking to build an increasingly profitable business by exploiting its resources and relationships and, at the same time, carefully managing the risks to the operation. Such risks include:

- The potential impact of legislative changes and the activities of regulators in the UK and overseas on the Group's scope and conduct of operations and ability to accept gambling transactions;
- The potential impact of changes to the UK fiscal environment;
- The effects of the smoking ban to be enforced in England and Wales in 2007;
- The ability of the Group to manage its bookmaking risk;
- The relationship with key suppliers, most notably the horse and greyhound industries;
- The amounts required to be paid by levies and fees to certain sporting bodies under various arrangements;
- The potential threat represented by competitors based in the UK and overseas;
- The risk that key technology or information systems could fail;
- The impact of weather or other factors on the sporting programme;
- The loss of key personnel;
- The risk of a prolonged economic recession or other geo-political events that may result in a reduction of betting activity;
- The risk that intermediaries such as banks refuse to accept credit and debit card transactions connected with gambling; and
- The risk resulting from any inability of the Group to service its debt obligations.

The Board routinely monitors all the above risks and appropriate actions are taken to mitigate the risks or their potential adverse consequences. The Chief Executive's Review further expands on certain issues that fall into the above description of risk factors.

Resources and relationships

The Group seeks to exploit a number of assets and resources that are not necessarily reflected in its financial statements including:

- A market leading position in all major betting channels in the UK with an established international presence;
- A long-established and widely recognised brand, with a strong reputation for quality;
- An extensive and high quality estate of betting shops which benefit from significant sustained investment and ongoing refurbishment and improvements;
- An effective risk management system and significant bookmaking experience;
- A focus on sustainable and profitable growth and tight management of costs;
- Strong cash flow generation;
- A track record of innovation and profitably exploiting regulatory, fiscal and technological change; and
- A strong management team and workforce of over 13,000 trained employees.

The directors believe that such resources help to secure the Group's position at the forefront of the betting and gaming industry and ensure it is well placed to compete and develop its business in the future.

Our customers and employees are key to our success and our Corporate Responsibility (CR) section on pages 37 to 38 provides further information on our policies and practices in these areas, as well as details of other key CR issues for the Group.

The Group also has a number of key suppliers who provide products and services to the Group. Two of our most significant relationships in the Retail business are with Leisure Link, the major supplier of FOBTs to our LBOs in Great Britain, and Alphameric, who supply and maintain the Group's EPOS systems. SIS, in which the Group has a shareholding, is the main provider of pictures and data into our LBOs. The Group also has arrangements with the various horse and greyhound tracks via BAGS for the right to screen pictures.

Our two online casino providers Cryptologic Inc and Boss Media AB are important suppliers to the Interactive business. Our bankers are important providers of funding and financing products as well as providing daily banking facilities through our distribution channels.

William Hill operates in a regulated environment where the potential risks identified previously include adverse changes to the regulatory and tax regimes. The Group both on its own and via trade associations maintains an ongoing dialogue with the DCMS and HM Treasury as well as with the Gambling

Commission. The Commission and DCMS are finalising some and consulting on other key regulations, conditions, codes and standards that it is anticipated will apply from September 2007. It is expected that final documentation will be in place by the end of June 2007. We have provided, and will continue to provide, feedback on various consultation documents issued by the Commission and DCMS and we will analyse the impact of finalised documentation on the Group's business.

The Government and the Commission have identified responsible gambling as a key area of focus and we have a regular dialogue with DCMS, the Commission, GamCare, the Responsibility in Gambling Trust and trade associations in this area. We also, via relevant trade associations, have arrangements for alerting sports regulatory bodies to potential sports integrity issues.

The Group is a major contributor to the horse and greyhound racing industries via the statutory levy and voluntary levy respectively.

Financial review

Returns to shareholders

The Company paid an interim dividend of 7.25 pence per share and the directors have proposed a final dividend of 14.5 pence per share that will bring total dividends to 21.75 pence per share, a 19% increase over the amount paid in respect of the comparable period. The proposed level of total dividend corresponds to a dividend cover ratio of 2.1 times (27 December 2005 – 2.0 times). The Company normally aims to pay interim and final dividends that represent about one third and two thirds, respectively, of total dividends.

The Company obtained a renewed authority from shareholders at the Annual General Meeting held in May 2006 to buy-back up to 10% of the issued share capital. In 2006, the Company bought back 7% of its opening share capital, all of which was cancelled. The aggregate cost (after expenses and stamp duty) of the acquired 7% of issued share capital was £178.4m.

From June 2002, the date of its initial public offering to the end of 2006, the Company bought back a total of 17% of its issued share capital (inclusive of shares bought back into treasury) returning £402.5m to shareholders and paid dividends totalling a further £248.0m (excluding the proposed dividend of 14.5 pence per share to be paid in April 2007).

Approximately 2% of the issued share capital at the end of 2006 is retained in treasury shares to meet future awards under the Group's various incentive and share remuneration schemes.

Financial structure and liquidity

The Group's acquisition of Stanley Retail during 2005 required funding and gave the Board the opportunity to give further consideration to the appropriate financing arrangements for the enlarged Group to achieve an efficient capital structure.

Accordingly, the Group secured new facilities of £1.2bn with a consortium of banks. £600m of the new facilities has been structured as a five-year revolving credit facility and £600m as a five-year term loan. These facilities were used to fund the acquisition and to repay the Group's previous bank debt facilities in June 2005. In June 2006, the Group arranged a further new five-year bank facility of £250m. The directors believe that these facilities are currently sufficient to meet the projected working capital needs of the Group.

The Company has hedged its exposure to interest rates on its floating rate debt by entering into a series of interest rate swaps and collars. As at 31 December 2006, approximately 40% of its forecast exposure is fixed via interest rate swaps reducing to 30% by the end of 2009. A further 40% is subject to interest rate collar arrangements as at 31 December 2006, also reducing to 30% by the end of 2009.

The remaining exposure is at floating rates. The Board will continue to review periodically the borrowing and hedging arrangements to ensure that they remain appropriate to the needs of the Group and take account of changes in market conditions and business plans.

The Board will target a ratio of net debt to EBITDA of approximately 3.5 times to be achieved over the medium term. In July 2006, the Board announced with its interim results that they were increasing the total buy-back programme from the previously announced target of £200m – £300m, to circa £320m – £400m by the end of 2007. By the end of December 2006, the Group net debt to EBITDA ratio was 3.3 and £257.0m had been returned by means of on-market share buy-backs.

As we are now close to our target leverage and as we have current investment opportunities both internationally and in respect of some retail bolt-on acquisitions, we currently estimate that the pace of our rolling share buyback programme in 2007 is likely to slow. We remain committed to returning surplus capital to shareholders and our buyback programme will be kept under regular review.

Adoption of International Financial Reporting Standards (IFRS)

The Group has prepared its financial statements for the 52 week period ended 26 December 2006 using accounting policies consistent with IFRS.

The main impacts of the IFRS adoption are set out in note 37 of the Group financial statements. As previously indicated, the impact on Group profitability is negligible and the adjustment to the balance sheet reflects primarily timing differences on the recognition of dividends and the presentation of goodwill, intangible assets and deferred tax balances.

In addition to these differences, there is a further presentational issue related to IFRS that impacts the financial information. Sportsbook bets have many of the characteristics of a derivative transaction as defined by IAS 39 'Financial Instruments: Recognition and Measurement' and consequently the Group has accounted for them under the provisions of that accounting standard. The main effect of this is that the amount recognised as revenue/turnover is now the profit and loss of trading those sportsbook bets rather than the amount originally staked. This is quite close to the gross win as previously disclosed by the Group except for a difference in respect of the treatment of VAT levied on FOBTs and AWPs. To prevent distortions in the year-on-year growth rates achieved by the Group, we have continued to disclose gross win in the Chief Executive Review and OFR as previously defined.

The following is a reconciliation for the periods presented between gross win and revenue as disclosed in the attached financial statements:

	52 weeks to 26 Dec 2006 £m	52 weeks to 27 Dec 2005 £m
Gross win	931.3	807.7
VAT on AWPs and FOBTs	(37.1)	(2.4)
Revenue	894.2	805.3

Board of Directors



Charles Scott
Non Executive Chairman



David Harding
Chief Executive



Simon Lane
Group Finance Director



Barry Gibson
Senior Independent Non Executive Director



David Allvey
Independent non executive director



David Edmonds
Independent non executive director

Charles Scott
Non Executive Chairman
(appointed 1 January 2004)

Responsibilities:
Chairman of the Board with responsibility for best practice corporate governance

Board Committees:
Nomination Committee (Chairman)
Corporate Responsibility Committee

Current Directorships:
InTechnology PLC (Non executive director)
Emcore Corporation (Non executive director)
Flybe Group Limited (Non executive director)

Former roles:
Chairman, Saatchi & Saatchi PLC
Chairman, Cordiant Communications Group PLC
Chairman, Robert Walters PLC
Non executive director, adidas-Salomon AG
Senior Independent Non Executive Director, TBI PLC
Chief Financial Officer, IMS International

Qualifications:
Chartered Accountant

Age: 58

Year of appointment: 2002

David Harding
Chief Executive
Responsibilities:
Responsibility for the Group's overall strategic direction and the day-to-day management and profitability of the Group's operations.

Board committees:
Corporate Responsibility Committee

Former roles:
Deputy Chief Executive, Scottish Amicable
Managing Director, Prudential Life and Pensions
Managing Director, Charles Schwab Europe
Chief Operating Officer, ShareLink
Operations Director, Mercury Personal Communications
Senior Consultant, PA Consulting Group

Qualifications:
MBA Warwick University

Age: 51

Simon Lane
Group Finance Director
(appointed 20 March 2006)

Responsibilities:
Finance, strategic planning, investor relations, security and internal audit.

Former roles:
Finance Director, Center Parcs (UK) Group plc
Group Finance Director, Albert Fisher Group plc
Director of Corporate Finance, Safeway plc
Financial Controller, Mars Confectionary

Qualifications:
Chartered Accountant

Age: 43

David Allvey
Independent non executive director
Board Committees:
Audit and Risk Management Committee (Chairman)
Nomination Committee
Remuneration Committee

Current Directorships:
Resolution PLC (Non executive director)
Costain Group PLC (Non executive director)
Intertek Group PLC (Non executive director)
Mytravel Group PLC (Non executive director)
Arena Coventry Ltd (Chairman)

Former roles:
Group Finance Director, BAT Industries PLC
Group Operation Officer, Zurich Financial Services PLC
Group Finance Director, Barclays Bank PLC
Non executive director, McKechnie Group PLC
Member of the UK Accounting Standards Board
Member of International Accounting Standards Insurance Group
Chairman of the Fiscal Committee of the 100 Group of UK Finance Directors

Qualifications:
Chartered Accountant

Age: 61

Year of appointment: 2002

David Edmonds, CBE, D.Litt.
Independent non executive director
Board Committees:
Corporate Responsibility Committee (Chairman)
Audit and Risk Management Committee
Remuneration Committee

Current Directorships:
Hammerson plc (Non executive director)
Wincanton plc (Non executive director)

Other Organisations:
Chairman, NHS Shared Business Services
Chairman of NHS Direct Special Health Authority
Legal Services Commissioner
Trustee of the Social Market Foundation
Board member of Keele University Science & Business Park Ltd

Former roles:
Director General of Telecommunications at Oftel
Board Member, Office of Communications
Managing Director, Group Central Services, at the National Westminster Group
Chief Executive of the Housing Corporation

Qualifications:
BA (Hons), University of Keele

Age: 62

Year of appointment: 2005

J M Barry Gibson
Senior Independent Non Executive Director
Responsibilities:
Senior Independent Non Executive Director undertaking duties as identified in the Combined Code.

Board Committees:
Remuneration Committee (Chairman)
Audit and Risk Management Committee
Nomination Committee

Current Directorships:
National Express Group Plc (Senior Independent Director)
Homeserve PLC (Non executive director)

Industry Bodies:
Chairman and Trustee Retail Trust (charity)

Former roles:
Group Chief Executive, Littlewoods Plc
Group Retail Director, BAA Plc
Non executive director, Limelight Plc
Non executive director, Somerfield PLC

Age: 55

Year of appointment: 2002

Professional Advisers

Freshfields Bruckhaus Deringer (Legal Advisors)
65 Fleet Street
London EC4Y 1HS

Deloitte & Touche LLP (Auditors)
Hill House
1 Little New Street
London EC4A 3TR

Brunswick Group Ltd (Financial Public Relations)
16 Lincoln's Inn Fields
London WC2A 3ED

Citigroup (Financial Advisors and Corporate Stockbrokers)
Citigroup Centre
33 Canada Square
London E14 5LB

Capita IRG (Registrars)
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
West Yorkshire
HD8 OLD

Directors' Report

The Directors present their Annual Report on the activities of the Group, together with the financial statements and Auditors' Report, for the 52 weeks ended 26 December 2006.

Principal activities

The principal activities of the Group during the period continue to be the operation of licensed betting offices and the provision of telephone and internet betting and online casino and poker services. The subsidiary and associated undertakings principally affecting the profits or net assets of the Group are listed in note 14 of the Group financial statements.

Business review

The Operating and Financial Review on pages 7 to 12 is prepared with reference to the guidance in the Accounting Standards Board's 'Reporting Statement: Operating and Financial Review' (which following the removal of the statutory requirement for an OFR is considered best practice) and for the purpose of the business review must be read in conjunction with the Chief Executive's Review on pages 4 to 6. The areas covered are as follows:

	Location in Annual Report	Page
Principal activities, products and services, objectives and strategy, competition and the markets in which the Group operates	OFR	7 to 8
Principal risks and uncertainties facing the Group	OFR	11
Review of the development and performance of the business, for 52 weeks ended 26 December 2006	Chief Executive Review	4 to 6
Financial position of the Group as at 26 December 2006	OFR	10
Key Performance Indicators	OFR	9
Future prospects of the business	OFR	10 to 11

Results and dividends

The Group's profit on ordinary activities after taxation and exceptional items was £166.8m (52 weeks ended 27 December 2005 – £113.1m). The directors recommend a final dividend of 14.5 pence per share to be paid on 5 June 2007 to ordinary shareholders on the Register of Members on 27 April 2007 which, together with the interim dividend of 7.25 pence per share paid on 5 December 2006, makes a total of 21.75 pence per share for the period (52 weeks ended 27 December 2005 – 18.3 pence per share).

Directors

The directors who served during the period and up to 5 March 2007 comprise:

Charles Scott	Non Executive Chairman
David Harding	Chief Executive
Simon Lane	Group Finance Director (appointed 20 March 2006)
Tom Singer	Chief Operating Officer (resigned 6 November 2006)
David Allvey	Independent non executive director
Barry Gibson	Senior Independent non executive director
David Edmonds	Independent non executive director

Details of committee membership is set out on page 27.

Details of the directors' interests are set out in note 2 of the parent company financial statements.

Directors' and officers' liability insurance

Pursuant to Article 214 of the Articles of Association and subject to the provisions of the Companies Act, the directors and officers of the Company shall be indemnified out of the assets of the Company, against liability in defending proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company. In addition the Group has purchased and maintains directors' and officers' insurance cover against certain legal liabilities and costs for claims incurred in respect of any act or omission in the execution of their duties.

Directors proposed for re-election

Messrs. Allvey and Edmonds retire by rotation at the next Annual General Meeting and offer themselves for re-election.

Please refer to page 14 for biographies of the current directors.

Supplier payments policy

The Group does not have a formal code on payment practice but it is the Group's policy to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. Trade creditors of the Group at 26 December 2006 were equivalent to 19 days' purchases (27 December 2005 – 19 days' purchases), based on the average daily amount invoiced by suppliers during the period.

Charitable contributions

During the period the Group made charitable donations of £423,000 (52 weeks ended 27 December 2005 – £351,000) principally to industry related charities serving the communities in which the Group operates.

Substantial shareholdings

On 5 March 2007, the Company had been notified, in accordance with the Disclosure and Transparency Rules of the Financial Services Authority, of the notifiable interests in the ordinary share capital of the Company set out in the table below.

Disabled employees

Applications for employment by disabled persons are always fully and fairly considered, bearing in mind the aptitude and ability of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment within the Group continues and that appropriate training is arranged. It continues to be the policy of the Group that the training, career development and promotion of disabled persons should as far as is feasible be identical to that of other employees.

Employee consultation

The Group places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved through formal and informal meetings and the Group magazine "Will2win". Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests. During the period a revised approach to employee consultation has been implemented and further details of this are set out on page 38.

The Company operates a SAYE Share Option Scheme (Scheme) which is open to all eligible employees based on a three, five or seven year monthly savings contract. Options under the Scheme are granted with an exercise price up to 20% below the prevailing share price. The maximum permissible monthly savings under the Scheme is £250.

Authority to purchase own shares

In accordance with the Company's stated policy of maintaining the optimum capital structure, and pursuant to the Company's on-going authority from shareholders to make market purchases of its own shares, the Company purchased and subsequently cancelled 29,107,738 ordinary shares during the year. These shares had an aggregate nominal value of £2,910,773.80 and were purchased for an aggregate cost of £178.4m (including commission and stamp duty) at prices between £5.52 and £6.50 per ordinary share.

This authority to purchase own shares remains valid until the forthcoming Annual General Meeting, when it is intended that a resolution will be put forward to shareholders to review.

Auditors and disclosure of information to auditors

Each of the directors in office at the date when this report was approved confirms that:

- So far as the director is aware, there is no relevant *audit information* of which the Company's auditors are unaware; and
- The director has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

The confirmation should be interpreted in accordance with Section 234ZA of the Companies Act 1985.

A resolution to re-appoint Deloitte & Touche LLP as the Company's auditors will be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Thomas Murphy
General Counsel & Company Secretary
5 March 2007

Registered Office:
Greenside House,
50 Station Road,
Wood Green,
London N22 7TP

Substantial shareholdings

Name of holder	Number of shares	Percentage shareholding
MFS Investment Management	46,966,799	13.26
Capital Research and Management	38,904,475	11.02
Ballie Gifford & Co	20,331,493	5.91
Barclays	13,921,372	3.94
Fidelity	13,375,148	3.79
Legal & General	12,529,977	3.55

Directors' Remuneration Report

Introduction

This report has been prepared in accordance with the Directors' Remuneration Report Regulations (Regulations). The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors' remuneration. The Committee has also in preparing this report considered the guidance issued by the National Association of Pension Funds and the ABI. As required by the Regulations, a resolution to approve the report will be proposed at the forthcoming Annual General Meeting of the Company.

The Regulations require the auditors to report to the Company's shareholders on the "auditable part" of the Directors' Remuneration Report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited information

Remuneration Committee

The Company has established a Remuneration Committee (Committee), which is constituted in accordance with the recommendations of the Combined Code. It determines and agrees with the Board the Company's policy and framework for the remuneration of executive directors and the Chairman, and determines the specific remuneration packages for each of the executive directors and other senior management including basic salary, other benefits and any compensation payments.

Details of the membership of the Remuneration Committee, together with the year in which membership commenced are set out above. All members of the Committee have been independent non executive directors.

Director	Year of appointment
Barry Gibson, Chairman	2002
David Allvey	2003
David Edmonds	2005

No director plays a part in any discussion about his own remuneration.

In determining the directors' remuneration, the Committee appointed Towers Perrin to provide advice on structuring remuneration packages for the executive directors and senior management. The Committee also consulted Mr Harding (Chief Executive) and Mr Russell (Group Director, Human Resources) about its proposals relating to individuals other than themselves. Towers Perrin did not provide any other services to the Group. Advice was also received from the Group's lawyers, Freshfields Bruckhaus Deringer and the Company Secretary in relation to legal matters.

Remuneration policy

The remuneration policy has been designed to ensure that the Group has the ability to attract and retain senior managers of a high calibre, align the interests of the senior management with that of the shareholders and be compliant with best practice. The performance measurement of the key members of senior management and the determination of their annual remuneration packages are undertaken by the Committee. The remuneration of the non executive directors is determined by the Board within limits set out in the Articles of Association. This report sets out the Company's policy on senior management remuneration for 2007 and, so far as practicable, for subsequent years. This policy will continue unless changed by the Committee, and any changes in policy for years after 2007 will be described in future Directors' Remuneration Reports, which will continue to be subject to shareholder approval. The Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Group's business environment and in remuneration practice.

There are four main elements of the remuneration package for senior management:

- Basic annual salary and benefits;
- Bonus payments;
- Long term incentives; and
- Pension arrangements.

The Group's policy is to position the basic salaries of the senior management around the median of the relevant market, (to ensure they remain competitive) with a substantial proportion of their remuneration being performance related.

The Committee has recently undertaken a comprehensive review of the Company's incentive arrangements for senior management, focusing on the appropriate balance between annual and long-term incentives. Major shareholders are currently being consulted over the Committee's proposals. Subject to a successful outcome to this consultation process, the Committee is proposing to introduce a new executive share plan – the Executive Bonus Matching Scheme (EBMS) – to replace the existing bonus deferral plan (the Deferred Bonus Plan) and the existing long term incentive plan (the Performance Share Plan). It is proposed to seek shareholder approval for the EBMS under an ordinary resolution at the AGM. Full details of the EBMS are set out in an appendix to the Notice of AGM. Related information in respect of revised bonus arrangements is set out on page 18.

Executive directors are required to obtain the Board's prior written consent to accept external appointments. They currently hold no such positions.

Basic annual salary and benefits

The salaries of senior management are reviewed on 1 March each year. Individual pay levels, within the competitive market, are determined by reference to performance, experience and potential. Benchmarks for comparison purposes are based on companies within the Towers Perrin executive survey with a similar size and scope to William Hill. The Group believes that this is the most appropriate comparator group for these purposes.

The basic salaries of Messrs. Harding and Singer were reviewed in March 2006. Mr Harding's salary was increased by 13.6% to £500,000 and Mr Singer had his salary increased by 4.5% to £345,000. Simon Lane joined the Group on 20 March 2006 on a salary of £250,000, which was subsequently reviewed on 1st July 2006 and increased by 10% to £275,000. With the exception of Mr Singer, who left the Group in November 2006, these salaries remained in effect at the year-end. The basic salaries of other senior management were reviewed and increased by between 4% and 34% in March 2006. Increases at the higher end of this range relate to individuals who have taken on significantly increased responsibility during the period and based on an external assessment of appropriate salary levels for the revised roles. In setting salary levels the Committee is sensitive to pay and conditions elsewhere in the Group. The general level of increase for the vast majority of other employees was 3%, with a limited number of employees receiving rises above this level (where performance merited it) up to a maximum increase of 18%.

With effect from 1 March 2007, the basic salaries of Messrs. Harding and Lane were increased by 6% and 3.6% to £530,000 and £285,000 respectively.

In addition to basic salary, senior management receive other competitive benefits, such as a fully expensed car or car allowance, private health cover and permanent health insurance. It is intended to continue to provide these benefits but retain the flexibility to provide a cash alternative for any or all of these according to individual circumstances.

Bonus payments

Executives are eligible to participate in a senior management bonus scheme that is reviewed by the Committee on an annual basis to determine the most appropriate performance measure for that year. For 2006, this comprised the Group's financial performance as measured by profit on ordinary activities before exceptional items, finance charges and taxation (PBIT) and provided for a target payment of 40% of basic salary and a maximum payment of 75% of salary, two-thirds of which is payable in cash with the remaining third paid in shares on a deferred basis. As described below, these percentages and proportions will be altered if the EBMS takes effect.

A Deferred Bonus Plan was approved by shareholders in 2005 as a vehicle through which the share element of the executive annual bonus scheme can be delivered. The Deferred Bonus Plan provides that awards under the plan are released to the relevant individual after a further three-year period and provides that awards will lapse where a participant leaves employment, unless otherwise stated in the Bonus Scheme rules or otherwise determined by the Remuneration Committee.

Bonus payments for Messrs. Harding and Lane for the 52 weeks ended 26 December 2006 were 56% of basic salaries, two-thirds of which is payable in cash with the remaining third payable in shares in March 2010, the third anniversary of the cash bonus payment, on the terms described above. If the EBMS is approved by the shareholders at the AGM, the amount of bonus paid in shares for 2006 will be adjusted as described below.

Mr Singer ceased employment with the Group on 6 November 2006 as a result of redundancy. On termination, the Company exercised its right to make a payment in lieu of notice and details of the payment made are set out on page 22. This figure was calculated in accordance with Mr Singer's service contract and includes a pro-rated bonus in respect of completed months of service during 2006.

As part of the Committee's review of incentive arrangements for senior management, and subject to the EBMS being approved at the AGM, it is proposed that the annual bonus opportunity for 2007 and future years will be increased both at target and maximum bonus. For executive directors, the target payment will be increased to 90% of salary and the maximum payment will be increased to 165% of salary. It is proposed that, in the case of executive directors, 30% of any annual bonus will be paid in cash and the remaining 70% will be paid in shares on a deferred basis via the EBMS. Bonus payments for 2007 and future years for certain senior executives below Board level will be paid in cash as to one half with the other half paid in shares on a deferred basis via the EBMS.

If the EBMS is approved by the shareholders at the AGM, the amount of bonus paid in shares for 2006 will be adjusted to facilitate the introduction of the EBMS and to reflect the fact that no awards under the PSP will be made this year. The cash element will remain fixed (so that two-thirds of 56% of basic salary will be paid for 2006). Having taken advice from our remuneration consultants, the deferred share element (previously one-third of 56% of basic salary for 2006) will be increased by 45% of salary to reflect the expected value lost as a result of the discontinuation of the PSP and also taking into consideration the new matching element attaching to the deferred shares under the EBMS.

The performance measure for the 2007 bonus will continue to be PBIT. The Committee believes that this measure remains the best indicator of short-term operating performance for bonus purposes.

If the EBMS proposal does not proceed for any reason, the annual bonus plan will operate in the same way for 2007 as for 2006 and the transitional arrangements will not apply.

Long-term incentives

Long-term incentives are provided to drive performance, aid retention and align the interests of executives with those of shareholders. In 2006 the Group made awards under the Performance Share Plan (PSP), the details of which are set out below.

Subject to the successful outcome of consultation with major shareholders and to approval of the EBMS by shareholders at the AGM, it is proposed that, for awards in 2008 and thereafter, the PSP be replaced by the EBMS, the details of which are summarised below. Full details of the EBMS are set out in an appendix to the Notice of AGM. A transitional arrangement for 2007 is needed because awards under the EBMS relate to actual bonus in respect of the prior years. Thus, the first payments under the revised bonus regime for 2007 will drive EBMS awards for 2008. A transitional arrangement for 2007 is proposed and described above and in the Chairman's letter in the Notice of AGM.

As mentioned above, for executive directors and certain other senior executives, it is proposed that, from 2008, the EBMS will replace the PSP and the Deferred Bonus Plan. Under the EBMS, executive directors will receive 70% of their annual bonus (on a pre-tax basis) in the Company's shares on deferred terms. Other senior executives who participate in the EBMS will compulsorily invest one half of their annual bonus (again on a pre-tax basis). If the participant remains in service for three years, he will be entitled to a number of matching shares calculated by reference to the Company's earnings per share performance over the three-year period. At target performance, which is Consumer Price Index (CPI) plus 3% per annum, the participant will receive a match of 50% of the pre-tax amount of deferred shares. For maximum performance (CPI plus 9% per annum), the participant will receive a match of 100% of the pre-tax amount of deferred shares. The matching shares will vest on a straight line basis between target and maximum performance.

Aside from the proposed EBMS, details of the main features of the three current share schemes in existence are summarised below:

(a) The PSP provides for conditional awards of shares to the value of a percentage of basic salary. For 2006, the Committee awarded Messrs. Harding, Singer and Lane shares to the value of 200% of salary, with other senior and middle management receiving awards of between 50% and 100% of salary (the 2006 Awards). Under the PSP there are two performance conditions, relating to:

- The Group's real (i.e. over and above inflation) earnings per share (Real EPS) growth (which is calculated excluding exceptional items); and
- Total Shareholder Return (TSR) performance.

The vesting of one half of the 2006 Awards (the EPS Tranche) will depend on the Company's growth in Real EPS, measured in terms of the compound annual growth in Real EPS achieved over the three financial years 2006 to 2008 by comparison with Real EPS for 2005. No shares will vest if Real EPS growth is below 4% per annum, for 4% per annum growth 25% will vest, and for above 12% growth per annum, the EPS tranche of the 2006 Awards will vest in full. The vesting of the remaining half of the 2006 Awards (the TSR Tranche) will depend on the Company's TSR relative to the companies ranked 31-100 in the FTSE 100 index on 1 January 2006. No shares will vest if the TSR ranking is below the 50th percentile, 25% will vest at the 50th percentile and at or above the 90th percentile, this half of the 2006 Awards will vest in full. In addition no part of the TSR tranche will vest if Real EPS of at least 3% per annum is not achieved.

For the previous awards made in 2005 only, the Committee decided to make awards at an enhanced level. Messrs. Harding and Singer received awards of shares to the value of 300% of salary, with other senior and middle management receiving awards of between 100% and 200% of salary (the 2005 Awards). The vesting of one half of the 2005 Awards (the EPS Tranche) depended on the Company's growth in Real EPS, measured in terms of the compound annual growth in Real EPS achieved over the three financial years 2005 to 2007 by comparison with EPS for 2004. No shares will vest if Real EPS growth is below 4% per annum, for 4% per annum growth 10% will vest, and for above 12% growth per annum, this half of the 2005 Awards will vest in full. The vesting of the remaining half of the 2005 Awards (the TSR Tranche) vests on the same basis as outlined above for the 2006 Awards.

In order for the 2005 Awards to Messrs. Harding and Singer to vest they or their dependants needed to hold shares (including any vested rights to acquire shares without payment under any other employee share scheme) equal to the maximum number of shares under the 2005 Awards until 20 June 2008 (that is, the vesting date of the 2005 Awards). If this requirement is not met, the 2005 Awards shall lapse pro-rata to the shortfall in the shareholding.

Mr Singer left the business during the period and retired as a director in November 2006, when his 2005 and 2006 awards under the PSP lapsed.

(b) The Long Term Incentive Plan (LTIP) was in place for middle and senior management and was replaced by the PSP in 2005. The LTIP provided for conditional awards of shares to a value of up to 50% of salary (the basic award) for middle and senior management and up to a further 50% (the matching award) for senior management. The matching award was on a ratio of not more than one to one and accordingly the maximum value of shares that were awarded in any financial year was 100% of salary. Release of the shares is dependent upon the Company's TSR performance over a three-year period measured against the performance of companies comprising the FTSE 250 (excluding investment companies) over the same period and the continued employment of the individual at the date of vesting. Shares vest in proportion to the Company's TSR performance. No shares vest if the Company's performance is below median, 20% of shares vest for median TSR performance and full vesting requires TSR performance to be in the top decile compared to the comparator group. The first award under the LTIP, structured as a nil cost option, was granted in March 2003 in which Messrs. Harding and Singer did not participate. An award was made in March 2004, in which Messrs. Harding and Singer participated.

For the 2004 award, the Company's TSR performance against the comparator group placed it in the 51st percentile and as a result 22% of the shares in the basic award and 33% of the shares in the matching award have vested. In accordance with the provisions for termination by reason of redundancy, Mr. Singer's 2004 LTIP award was preserved and vested on a pro-rata basis, subject to the relevant performance conditions as at the date of termination of employment.

(c) The Executive Director Incentive Plan (EDIP) was established to reward Messrs. Harding and Singer in the event of admission of the Company's shares to the London Stock Exchange and will not be repeated. Under the scheme, each is entitled to an award of shares, structured as a nil cost option, which vested in three annual trenches (30%, 30% and 40%), starting from the date of the first anniversary of admission (20 June 2002), subject to the Company's TSR performance against companies in the FTSE 250 (excluding investment companies) over the period from the date of admission to the date immediately preceding each relevant tranche vesting date. If top quartile TSR performance were achieved, all the shares in that tranche would vest. If median TSR performance was achieved, half the shares would vest, and if performance is between the median and upper quartiles, between half and the full amount would vest, on a straight-line basis. No shares would vest for below median performance. The three performance periods were completed by June 2005 and all of the shares have vested. In accordance with the terms of the EDIP,

Mr. Singer continued to be entitled to call for the underlying shares following termination of employment.

The Company also operates SAYE Share Option Schemes for eligible employees under which options are granted with an exercise price up to 20% below the prevailing share price. Senior management are eligible to participate.

No significant amendments are proposed to be made to the terms and conditions of any entitlement of a director to share options.

Pension arrangements

Market competitive retirement benefits are provided to act as a retention mechanism and to recognise long service. Mr Harding is a member of the "Retirement Plan" section of the William Hill Pension Scheme and Mr Singer was a member up until his leaving employment with the Group. This provides defined benefits based on final pensionable pay and length of service. Benefits accrue at a rate of 1/30th of pensionable salary, up to the Earnings Cap, for each year of pensionable service. Their dependants are eligible for dependants' pensions and the payment of a lump sum, equivalent to four times salary, in the event of death in service. Pensionable pay is basic salary less the Lower Earnings Limit and no other payments are pensionable.

From April 2006 a scheme specific earnings limit was introduced, equivalent to the Earnings Cap, and members' benefits were restricted accordingly. The loss of benefit as a result of this earnings limit, and the Earnings Cap before it, is compensated for by a salary supplement of 10% of total salary. Messrs. Harding and Singer received 10% of salary for this loss of benefit in the period, in Mr Singer's case up to the date of leaving. As referred to above, the Company exercised its right to make a payment in lieu of notice to Mr Singer on termination of his employment and details of the payment made are set out on page 22. In accordance with Mr Singer's service contract, this payment included an element, which represented the pensions benefit he would have received during his notice period.

The current final salary scheme is closed to new entrants and has been replaced by a money purchase scheme, the Pensions Savings Plan 2001, in respect of new joiners, including any future appointments of executive directors. The employer contributions under the money purchase scheme are 20% of pensionable salary for executive directors subject to the same earnings limit as in the "Retirement Plan". Mr Lane is a member of the Pensions Savings Plan. The salary supplement referred to above is not paid to members of this plan.

The normal retirement age is 63 (final salary) and 65 (money purchase). However, in view of the Age Discrimination legislation introduced in October 2006, individuals can opt to continue working until 65, the Group's recognised normal retirement age.

Policy regarding minimum shareholding

It is the Board's policy to require executive directors and certain members of senior management to hold a minimum shareholding in the Company equal to one year's basic salary. Whilst not contractually enforceable the Committee expects to exercise its discretion so as not to extend participation in various bonus schemes and long term incentive arrangements to individuals who fail to meet the minimum shareholding requirement. David Harding already meets this requirement, as stipulated by the Committee, and other members of senior management are expected to do so by the end of 2007 and for Simon Lane, the end of 2009. These timeframes were set in the expectation that all or part of the options and shares awarded under the various share schemes will vest by these dates thereby providing the executive with shares that can contribute towards meeting the minimum shareholding requirement.

Performance graph

As required by the Regulations, the graph below shows the Company's performance, measured by TSR, compared with that of the performance of the FTSE 250 (excluding investment companies) Index. The FTSE 250 (excluding investment companies) Index has been selected for this comparison because it is the index used by the Company to determine payments under most of its current long term incentive arrangements.

The graph consists of points representing the change in the value of a nominal investment of £100 made on 20 June 2002 in the Company and the FTSE 250 (excluding investment companies) Index, respectively. The change in value of the index holding reflects changes in the value of the constituent companies over the period. The closing values at 26 December 2006 represent the value of each nominal holding at that date and reflect the change in the share price and the value of dividend income re-invested over the period.

Historical TSR Performance

Growth in the value of a hypothetical £100 holding since the date of listing in June 2002 versus FTSE 250 (excluding investment companies) Index. Comparison based on the offer price and 30 trading day average values.


Value of hypothetical £100 holding
£350
£300
£250
£200
£150
£100
£50
£0
Jun 02
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
FTSE 250 (excluding investment companies)
William Hill

Executive directors' contracts

It is the Company's policy that executive directors should have contracts with an indefinite term providing for a maximum of one year's notice. Consequently no executive has a contractual notice period in excess of 12 months.

In the event of early termination the policy on executive directors' contracts provides for compensation up to a maximum of 12 months' basic salary, pension contributions, other benefits, and pro-rated annual bonus. The Committee will also consider mitigation to reduce compensation to a departing director where appropriate to do so.

Mr Harding is employed under a service contract with the Company dated 28 May 2002 and is entitled under the contract to a basic annual salary, participation in the Company's bonus scheme, a company car (or cash allowance in lieu), permanent health insurance and private medical insurance cover. Mr Harding is also entitled to membership of the Company's pension scheme (pensionable salary limited to the Earnings Cap) and receives an annual payment of 10% of basic salary to reflect the restriction imposed by the scheme specific earnings limit. Mr Harding's contract is for an indefinite term ending automatically on his retirement date (age 63), but may be terminated by 12 months' notice given by either party. The Company may at its discretion elect to terminate the contract by making within ten days of the termination of employment a payment in lieu of notice equal to:

- The salary Mr Harding would have received during the notice period;
- A pro-rated amount in respect of bonus in respect of the year in which the employment terminates; and
- The annual cost to the Company of providing pension and all other benefits to which Mr Harding is entitled under his contract.

If Mr Harding's employment is terminated following a change of control of the Company and within 12 months of such change of control Mr Harding is given notice or if Mr Harding terminates his employment for a good reason as defined in the service contract, the Company is obliged to pay within seven days of the termination of the employment a lump sum payment calculated in the same way as the payment in lieu of notice described above.

Mr Lane is employed under a service contract with the Company dated 20 March 2006. The Remuneration Committee took the opportunity to review the service contract used for existing directors in the light of developments in best practice in this area and with regard to institutional shareholder guidance. Mr Lane's contract is in the same format as that which applies to Mr Harding other than in respect of pension (see comments on page 20) and as set out below:

- Mr Lane's contract is for an indefinite term ending automatically on his retirement date (age 65), but may be terminated by 12 months' notice given by either party. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice calculated along the lines referred to above for Mr Harding. However for Mr Lane, his payment may be paid at the Company's discretion either as a lump sum or in 12 equal monthly instalments. If the Company elects to pay in instalments and Mr Lane commences alternative employment or provides services pursuant to a consultancy arrangement while the monthly payments are being made then they shall be reduced by 80% of 1/12th of the basic annual salary or fee. There is a contractual obligation to secure alternative employment as soon as reasonably practicable.
- The provisions contained in Mr Harding's contract relating to termination following a change of control are not replicated in Mr Lane's contract.

Mr Singer's service contract was terminated on 6 November 2006 and its terms and conditions were the same as those referred to above for Mr Harding. The Company chose to exercise its right to terminate the contract by making a payment in lieu of notice on the basis outlined above. The Company also agreed to continue to provide medical cover under the Company's scheme until March 2007. Details of any continued entitlements under the Company's various share schemes are referred to earlier in this report and in the table of this report on page 23. He also received a payment of £26,400 in respect of statutory employment rights pursuant to a compromise agreement together with a contribution of £4,000 towards his legal fees.

Non executive directors' letter of appointment

All non executive directors have specific letters of engagement and their remuneration is determined by the Board within the limits set by the Articles of Association and based on independent surveys of fees paid to non executive directors of similar companies. Remuneration is set taking account of the commitment and responsibilities of the relevant role. The non executive directors do not have service contracts.

Mr Scott was appointed a non executive director on 15 April 2002 and Non Executive Chairman on 1 January 2004 under an appointment letter dated 28 October 2003 and his initial term of office expired on 31 December 2006. Following a review by the Nomination Committee, chaired by the Senior Independent Non Executive Director, and agreement by the Board his term of office was extended by a letter dated 5 December 2006 for a further three-year term ending on 31 December 2009. With effect from 1 March 2006, Mr Scott has been paid a basic annual fee of £250,000 in respect of all services rendered to the Company, including chairing the Nomination Committee. With effect from 1 March 2007, Mr Scott's basic annual fee was increased by 5% to £262,500.

In March 2006, the basic annual fee paid to non executive directors was increased to £40,000 with the additional fee for chairing a Board committee remaining at £7,500. As all independent non executive directors chaired Board committees, they all receive an annual fee of £47,500. With effect from 1 March 2007, the basic annual fee was increased by 6.3% to £42,500 and the additional fee increased by 33.3% to £10,000. Also, with effect from 1 March 2007, the Senior Non Exeutive Director will be paid an additional fee of £2,000.

Non executive directors are appointed for an initial term of three years and in normal circumstances, and subject to satisfactory performance and re-election at AGMs, they would be expected to serve for an additional three-year term. Non executive directors may be requested to serve for a further three-year term subject to rigorous review at the relevant time and agreement with the relevant director. Messrs. Allvey's and Gibson's appointment letters were dated 17 and 22 May 2002, respectively and their terms of office were extended by letters dated 12 April 2005 for a further three-year term to expire on 17 May 2008 and 22 May 2008, respectively. Mr Edmonds was appointed as an independent non executive director in January 2005 and his appointment letter dated 22 December 2004 provides for his initial term of office to expire on 1 January 2008. Upon termination or resignation non executive directors are not entitled to compensation and no fee is payable in respect of the unexpired portion of the term of appointment. Non executive directors cannot participate in any of the Company's incentive schemes and are not eligible to join the Group's pension scheme.

Audited information

Aggregate directors' remuneration:

	2006 total £	2005 total £
Emoluments	2,806,719	1,219,507
Gains on exercise of share options	4,476,081	20,897
	7,282,800	1,240,404

Directors' emoluments:

Name of Director	Fees/ basic salary[1] £	Benefits in kind £	Annual bonuses[2] £	In lieu of dividends[3] £	Compensation for loss of office[4] £	2006 total £	2005 total £
Executive directors							
David Harding	539,000	25,156	280,000	159,852	-	1,004,008	504,067
Simon Lane (appointed 20 March 2006)	209,582	17,958	115,500	-	-	343,040	-
Tom Singer (resigned 6 November 2006)	292,850	19,505	-	133,504	624,980	1,070,839	349,606
Non executive directors							
Charles Scott	248,333	-	-	-	-	248,333	237,500
David Allvey	46,833	-	-	-	-	46,833	42,917
David Edmonds	46,833	-	-	-	-	46,833	42,500
Barry Gibson	46,833	-	-	-	-	46,833	42,917
Aggregate emoluments	1,430,264	62,619	395,500	293,356	624,980	2,806,719	1,219,507

[1] Included in fees/basic salary for Messrs. Harding and Singer was £49,000 and £28,500 respectively, paid as a salary supplement in lieu of pension benefit lost due to the Earnings Cap.

[2] One third of the charge included above for Messer Harding and Lane's annual bonuses is payable in shares held on a deferred basis until March 2010.

[3] In lieu of dividend payments represent amounts payable under the rules of the EDIP scheme, whereby on exercise of these options, the holder is entitled to an amount equivalent to the dividends payable on the relevant shares between the date of vesting and the date of exercise.

[4] Mr Singer's service contract was terminated on 6 November 2006 and the Company chose to exercise its right to terminate the contract by making contractually agreed payments as follows: one year's salary in lieu of notice (£345,000), an amount estimated as the Company's annual contribution to Mr Singer's pension entitlement (£67,080), a pro-rated 2006 profit bonus (£152,000), and a benefits in kind compensation payment (£34,500). He also received a payment of £26,400 in respect of statutory employment rights pursuant to a compromise agreement. In addition to these amounts shown above, the Company also agreed to continue to provide medical cover under the Company's scheme until March 2007 and to make a contribution of £4,000 towards his legal fees. Details of his entitlements under the Company's share schemes are referred to on page 23.

The executive directors are the highest paid employees within the Group.

There were no payments made to executive directors by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services except as disclosed above for Mr Singer. The non-cash elements of the executive directors' remuneration packages consist of the provision of a company car or car allowance, private health cover, travel card and permanent health insurance.

Directors' share options and awards

Aggregate emoluments disclosed above do not include any amounts for the value of share options to acquire, or awards over, ordinary shares in the Company granted to or held by the directors.

Details of the options exercised during the period are as follows:

Name of director	Scheme	Number of options	Exercise price	Market value at exercise date	Gains on exercise 2006 £	Gains on exercise 2005 £
David Harding	EDIP	455,556	Nil	£6.26	2,851,781	–
Tom Singer (resigned 6 November 2006)	EDIP[1]	150,000	Nil	£5.925	888,750	–
	EDIP[1]	117,500	Nil	£6.26	735,550	–
	SAYE 2002	–	–	–	–	20,897
					4,476,081	20,897

[1] Mr Singer exercised his EDIP in three tranches, a tranche of 150,000 shares on 10 August 2006 and a second tranche of 117,500 on 6 September 2006 as shown above. The final tranche of 160,278 was exercised following his ceasing to be a director.

Details of options for directors who served during the period are as follows:

Name of director	Scheme	Number of shares at 27 December 2005	Granted during the period	Exercised during the period	Forfeited/ lapsed during the period	Number of shares at 27 December 2006[1]	Exercise price	Date from which exercisable	Expiry date
David Harding	EDIP	855,556	–	(455,556)	–	400,000	Nil	June 2005[2]	June 2008
	LTIP 2004	81,508	–	–	–	81,508	Nil	March 2007	March 2014
	PSP 2005	245,353	–	–	–	245,353	Nil	June 2008	June 2015
	PSP 2006	–	173,912	–	–	173,912	Nil	March 2009	March 2016
Simon Lane (appointed 20 March 2006)	PSP 2006	–	86,956	–	–	86,956	Nil	March 2009	March 2016
Tom Singer (resigned 6 November 2006)	EDIP	427,778	–	(267,500)	–	160,278	Nil	June 2005[2]	June 2008
	LTIP 2004	48,090	–	–	(36,703)	11,387	Nil	March 2007[2]	March 2014
	PSP 2005	184,015	–	–	(184,015)	–	Nil	June 2008	June 2015
	PSP 2006	–	120,000	–	(120,000)	–	Nil	March 2009	March 2016
	SAYE 2005	2,073	–	–	(1,184)	889	457p	November 2006[2]	April 2007
Charles Scott	N/A	–	–	–	–	–	–	–	–
David Allvey	N/A	–	–	–	–	–	–	–	–
David Edmonds	N/A	–	–	–	–	–	–	–	
Barry Gibson	N/A	–	–	–	–	–	–	–	–

[1] Or in the case of Mr Singer, at the date of termination of employment

[2] Fully vested but not exercised

Mr Singer's role became redundant and he left employment with the Group and ceased to be a director on 6 November 2006. His entitlements under the share schemes following termination of employment are set out below:

- EDIP – the award had already vested at the date of termination and he was entitled to call for the underlying shares in accordance with the EDIP rules;
- 2004 LTIP – the scheme rules provided that on redundancy awards were preserved and that they vest on a pro-rata basis, subject to achieving relevant performance conditions as at the date employment terminated. The table above shows the pro-rated amount of the award available following termination and after applying the performance conditions. The balance of the shares under the award lapsed;
- 2005 and 2006 PSP – on termination of employment, the Remuneration Committee decided not to exercise its power to preserve these awards in view of the relatively recent grant dates and the awards therefore lapsed on termination of employment; and
- SAYE – in accordance with the rules of the SAYE Scheme, the outstanding options were exercisable within 6 months of the termination date.

In addition, the following details the movements on deferred bonus shares for applicable directors who served during the period:

Name of director	Scheme	Number of shares at 27 December 2005	Granted during the period	Transferred during the period	Number of shares at 27 December 2006[1]	Maturity date
David Harding	Operating bonus	10,037	–	–	10,037	June 2008
Tom Singer	Operating bonus	5,921	–	–	5,921	June 2008

[1] Or in the case of Mr Singer, at the date of termination of employment

The Remuneration Committee exercised its power to vest Mr Singer's outstanding awards under the Deferred Bonus Plan following the termination of his employment.

The Company's ordinary shares were listed and admitted to trading on the London Stock Exchange on 20 June 2002 at a price of £2.25 at which time Messrs Harding and Singer became eligible to benefit under the EDIP arrangement. For the EDIP, the performance criteria under which options have been granted are detailed on page 19. Options granted under the SAYE Share Option Schemes are not subject to performance criteria. There have been no variations to the terms and conditions or performance criteria for share options during the financial year.

The market price of the ordinary shares at 26 December 2006 was £6.34 and the range during the period from 27 December 2005 to 26 December 2006 was £5.35 to £6.63.

Directors' pension entitlements

Messrs. Harding and Singer were the only directors who were members of the Group's defined benefit pension scheme during 2006. Mr Singer left active service on 6 November 2006, whilst Mr Harding was a director for the duration of the year.

In accordance with the Regulations, the following table shows the members' contributions, the increase in accrued entitlement during the period and the accrued entitlement at the end of the period:

Name of director	Accrued pension 27 December 2005 £	Real increase in accrued pension £	Inflation £	Increase in accrued period in the period £	Accrued pension 26 December 2006[1] £
David Harding	18,773	3,478	676	4,154	22,927
Tom Singer	17,307	2,708	518	3,226	20,533

[1] Or in the case of Mr Singer, at the date of termination of employment

The following table sets out the transfer value of the directors' accrued benefits under the same scheme calculated in a manner consistent with "Retirement Benefit Schemes" – Transfer Values (GN 11)" published by the Institute of Actuaries and the Faculty of Actuaries:

Name of director	Transfer value 27 December 2005 £	Value of real increase in accrued pension net of contributions £	Other changes to transfer value £	Increase in transfer value in the period net of contributions £	Contributions made by the director £	Transfer value 26 December 2006[1] £
David Harding	199,089	34,381	23,307	57,688	5,393	262,170
Tom Singer	132,569	18,238	17,027	35,265	4,488	172,322

[1] Or in the case of Mr Singer, at the date of termination of employment

The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above tables.

Contributions of £18,050 were made to a defined contribution scheme on behalf of Mr Lane during the period.

Approval

This report was approved by the Board of directors on 5 March 2007 and signed on its behalf by:

Barry Gibson
Chairman of the Remuneration Committee
5 March 2007

Statement on Corporate Governance

The directors are committed to high standards of corporate governance and this statement sets out how the Board has applied the principles set out in the July 2003 Financial Reporting Council Combined Code on Corporate Governance (the Code) and identifies and provides an explanation for any non-compliance with the Code's provisions during the period.

Compliance with the Code's provisions

Throughout the period, the Company has complied with the provisions of the Code. The Board has also reviewed the revised Combined Code published in June 2006 and is compliant with the provisions introduced by this revised document in so far as they are consistent with the provisions of the 2003 Code.

The Board

The Chairman, Chief Executive, Senior Independent Non Executive Director and other directors, including those considered by the Board to be independent, are listed on page 14. Details of Board and committee attendance are set out on page 27. Mr Lane was appointed to the Board on 20 March 2006 and Mr Singer resigned on 6 November 2006. Appropriate insurance cover is in place in respect of legal action against directors.

Thomas Murphy was appointed Company Secretary on 1 March 2006 following Helen Grantham's resignation to take up a position elsewhere.

The Board operates within a formal schedule of matters reserved to it. Other powers are delegated to the various Board Committees and senior management. Details of the roles and responsibilities of the Board Committees are set out on page 28. Papers for board and committee meetings are circulated in advance of the relevant meeting and where a director is unable to attend he continues to be provided with a full copy of the papers and has the opportunity to comment on the matters to be discussed.

The Board considers that its primary role is to provide leadership to the Group, to set the Group's long-term strategic objectives and to develop robust corporate governance and risk management practices. The Schedule of Matters Reserved to the Board and delegated authorities are reviewed and approved by the Board annually. Matters reserved to the Board include, amongst other matters:

- Setting the overall direction, long-term objectives and strategy of the Group and delegating day-to-day management to the Chief Executive;
- Reviewing Group performance;
- Reviewing the arrangements in place relating to regulatory and industry issues;
- Approving the appointment and removal of any board member and the Company Secretary;
- Reviewing and approving the terms of reference of the various board committees and receiving reports from committee chairmen on a regular basis;
- Approving changes to the Group's capital structure; any significant acquisitions and disposals; capital investment projects and material contracts;
- Approval of the Group's annual plan, Annual Report and Accounts and Interim Statement, and setting the Group's dividend policy;
- Approval of the Group's charitable donations and Group-wide corporate social responsibility policies;
- Undertaking reviews of board, committee and individual director performance at least annually; and
- Succession planning for senior management and the Board (on the recommendation of the Nomination Committee).

The authority delegated to senior management provides a practical framework to executive management, which seeks to achieve the dual objectives of maintaining effective financial and operational controls whilst providing sufficient flexibility to manage the business. Examples of areas of such delegated authority include the release of capital expenditure against approved budgets; treasury activity within approved limits; payroll processing; property transactions; LBO development activities; the setting of bet acceptance limits and routine transaction processing.

The Board comprises individuals with wide business experience gained in various sectors of industry and in the public sector. They have access to all information relating to the Group, the advice and services of the Company Secretary (who is responsible for ensuring that Board procedures are followed), and, as required, external advice at the expense of the Group.

During the period, the Chairman met with the non executive directors without the executive directors being present and as part of the process to appraise the Chairman's performance the Senior Independent Non Executive Director met with Mr Allvey and Mr Edmonds, the other independent non executive directors.

Chairman and Chief Executive

There is a clear division of responsibilities between the Chairman and Chief Executive whereby the Chairman is responsible for the running of the Board, and the Chief Executive has executive responsibility for the running of the business. During 2004, the Nomination Committee and the Board approved revised role descriptions for these individuals together with a written role description for the Senior Independent Non Executive Director. The Nomination Committee and the Board reviewed these documents during 2006 to confirm that they remained appropriate. The Senior Independent Non Executive Director's main role is to satisfy the function outlined in the Code of being available to shareholders if there are concerns which normal contact has failed to resolve, to lead the process for evaluating the Chairman's performance and to chair the Nomination Committee when it is considering succession to the role of chairman. No one individual has unfettered powers of decision-making.

Mr Scott satisfied the independence criteria detailed in provision A.3.1 of the Code on his appointment as Chairman and details of his other significant commitments are set out on page 14. He stepped down as a director of Massive Limited on 23 February 2006 and was appointed to the board of Flybe Group Limited on 1 April 2006.

Board balance, independence and appointments

During the year, the Nomination Committee and the Board reviewed the

2006 Board and committee meetings

	Board Scheduled[1]	Board Ad hoc[2]	Audit and Risk Management Committee	Corporate Responsibility Committee	Nomination Committee	Remuneration Committee
Number of meetings held	12	3	6	4	4	6
Meetings attended						
Charles Scott	12	2	N/A	4	4	N/A
David Allvey	12	2	6	N/A	4	5
David Edmonds	12	0	6	4	N/A	6
Barry Gibson	12	2	6	N/A	4	6
David Harding	12	3	N/A	4	N/A	N/A
Simon Lane (appointed on 20 March 2006)	10	3	N/A	N/A	N/A	N/A
Tom Singer (resigned on 6 November 2006)	9	1	N/A	N/A	N/A	N/A

Notes:

1 The Board held 12 scheduled meetings (including an off-site Strategy Day, with senior managers) during the period and 3 ad hoc meetings held to consider specific issues

2 All directors, other than Mr Singer, attended all scheduled board meetings. Non-attendance relates to ad hoc meetings called on short notice where directors were unable to attend due to conflicting commitments. The figures shown in the table include both attendance in person and by telephone.

structure, size and composition of the Board (together with an evaluation of the Board's balance of skills, knowledge and experience); the membership of the various board committees and the expected time commitment and policy for multiple board appointments for executive and non executive directors.

The directors' aim is to ensure that the balance of the Board reflects the changing needs of the Group's business. In 2005, the Board identified the need for the appointment of a Chief Operating Officer to lead the programme for integration of the Stanley retail business and to take over day-to-day responsibility for the Group's operations. Following the successful conclusion of this project and a review of the Chief Executive's responsibilities and ongoing workload, the role of Chief Operating Officer became redundant and Mr Singer resigned from the Board in November 2006. With effect from this date, the Chief Executive assimilated Mr Singer's duties within his own role. Mr Lane was appointed as Group Finance Director in March 2006.

The Nomination Committee and the Board will continue to monitor the Board balance and skills at least annually.

During the period, the Board included three independent non executive directors. The number of directors during the period comprised six directors for part of the period and seven directors for the remainder. The Company satisfied the Code requirements that at least half the Board, excluding the Chairman, should comprise non executive directors determined by the Board to be independent.

Appointments to the Board are the responsibility of the full Board, on the recommendation of the Nomination Committee. On joining the Board, non executive directors receive a formal appointment letter, which identifies the time commitment expected of them. A potential director candidate is required to disclose all significant outside commitments prior to appointment and the Board has approved a policy requiring disclosure and approval by the Board of all additional appointments for executive or non executive directors. The terms and conditions of appointment of non executive and service contracts of executive directors are available to shareholders for inspection at the Group's registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting).

Information and professional development

The Board receives detailed reports from executive management on the performance of the Group at monthly board meetings and other information as necessary and senior management regularly make presentations to the Board on their areas of responsibility. Regular updates are provided on relevant legal, corporate governance and financial reporting developments and directors are encouraged to attend external seminars on areas of relevance to their role. The Board has approved an information and professional development policy for directors.

A formal induction programme has been developed by the Company Secretary and approved by the Chairman. This was implemented for Mr Lane during the period following his appointment and tailored as appropriate. A range of both general and company-specific information was provided in hard copy and this was supplemented by a series of meetings with external advisers and employees. Induction programmes are in place for appointment to the Board, the Audit and Risk Management Committee, the Remuneration Committee and the Corporate Responsibility Committee.

All directors have access to the advice and services of the Company Secretary. The removal and appointment of the Company Secretary is a matter reserved for Board approval. The Board also obtains advice from professional advisers as and when required.

Performance evaluation

A process of performance evaluation of the Board, its committees and directors is undertaken on an annual basis and the process undertaken for 2006 involved the following:

- The four Board committees conducting a review of their terms of reference and considering a detailed questionnaire to assess committee performance;
- One-to-one meetings between an external adviser, Egon Zehnder, and each director (including the Chairman

and Senior Independent Non Executive Director) and the Company Secretary to discuss Board and committee practices and to assess individual director performance;

- Following these initial meetings a further discussion between Egon Zehnder and each director to provide feedback from the earlier meetings; and
- The performance evaluation process concluded with a presentation by Egon Zehnder to the Board, summarising the main points arising from their review and the approval of action to address issues raised.

The Senior Independent Non Executive Director led the process for the evaluation of the Chairman's performance, with the assistance of Egon Zehnder as outlined above, and concluding with a meeting with the other independent non executive directors and feedback to the Chairman.

Re-election

All directors are subject to election at the first annual general meeting following their appointment by the Board. The Company's Articles of Association state that each year one third of directors should retire by rotation but that if a director has at the start of the Annual General Meeting been a director for more than three years since his last re-appointment, he shall retire. In practice, this means that every director stands for re-election at least once every three years.

The Board explains the reasons why it believes each director should be elected or re-elected in the Notice of Meeting for the next Annual General Meeting. As referred to above, those directors who held office during the period have been subject to formal performance evaluation and the Board believes that their performance continues to be effective and to demonstrate commitment to their relevant role. Their re-election is also consistent with the Board's evaluation of the size, structure and composition of the Board.

Remuneration

The Directors' Remuneration Report is set out on pages 17 to 25.

Relations with shareholders

The Board remains committed to maintaining good relationships with both institutional and private shareholders. There continues to be a regular dialogue with institutional shareholders, although care is exercised to ensure that any price-sensitive information is released at the same time to all shareholders, in accordance with the requirements of the UK Listing Authority. Slide presentations provided to institutional shareholders and analysts following the publication of the Group's preliminary and interim results are made available on the Group's investor relations website, www.williamhillplc.co.uk and a recording of the results presentations can be accessed via telephone for a period following the meeting.

The Chairman is available to discuss strategy and governance issues with shareholders and Mr Gibson, as the Senior Independent Non Executive Director, is available to shareholders if they have concerns that have not, or cannot, be addressed through the Chairman, Chief Executive or Group Finance Director. Meetings between the Chairman, Chief Executive and/or the Company Secretary and shareholders have been held on request to discuss governance and corporate responsibility issues generally.

The Group obtains feedback from its broker, Citigroup, on the views of institutional investors on a non-attributed basis and the Chief Executive and Group Finance Director communicate the issues and concerns of major shareholders to the Board. As a matter of routine, the Board receives a monthly report from Citigroup on issues relating to recent share price performance, trading activity and institutional investor sentiment. The Board also receives copies of relevant analysts' reports on an ad hoc basis.

The Board regards the Annual General Meeting as an important opportunity to communicate directly with all shareholders. Board members, including the chairmen of the Remuneration, Nomination, Audit and Risk Management and Corporate Responsibility Committees, attended the 2006 meeting and intend to attend the forthcoming meeting and will be available to answer questions. In order that shareholders are aware of the other shareholders' voting intentions, the details of proxy votes for the meetings held in 2006 were announced at the relevant general meeting and were made available on the Group's website following the meeting. The website also contains copies of the Notices of Meeting and explanatory notes. A separate resolution was proposed on each substantially separate issue. It is intended to continue with these practices for 2007 and future shareholder meetings. It is planned to post the Notice of the 2007 Annual General Meeting to shareholders with the Annual Report and Accounts at least twenty working days prior to the date of the meeting.

Board Committees

The Remuneration Committee, the Nomination Committee, the Audit and Risk Management Committee and the Corporate Responsibility Committee, are standing committees of the Board.

The terms of reference of the Committees, including their objectives and the authority delegated to them by the Board, are available upon request or via the Group's investor relations website (www.williamhillplc.co.uk) and are reviewed at least annually by the relevant committee and the Board. All committees have access to independent expert advice. Appointments to Board committees are for three-year terms extendable by no more than two additional three-year terms.

Audit and Risk Management Committee

The role and operation of the Audit and Risk Management Committee is set out in its report on pages 31 to 32.

Nomination Committee

The role and operation of the Nomination Committee is set out in its report on page 30.

Remuneration Committee

The role and operation of the Remuneration Committee is set out in the Directors' Remuneration Report on pages 17 to 25.

Corporate Responsibility Committee

Details of the membership and areas of key focus of the Corporate Responsibility Committee are set out in the Corporate Responsibility section on pages 33 to 40.

Internal control

The Board has overall responsibility for the Group's internal control systems and for monitoring their effectiveness. Executive directors and senior management are responsible for the implementation and maintenance of the internal control systems, which are subject to periodic review that is documented. The Internal Audit department maintains a database recording the system of internal controls in every division and department throughout the Group.

The Board monitors the ongoing process by which critical risks to the business are identified, evaluated and managed. This process is consistent with both the Turnbull Guidance on Internal Control, and the revised guidance issued by the Financial Reporting Council in October 2005, and has been in place for the period under review and up to the date of approval of the Annual Report and Accounts.

Each year the Board assesses the effectiveness of the Group's system of internal controls (including financial, operational and compliance controls and risk management systems) on the basis of:

- Established procedures, including those already described, which are in place to manage perceived risks;
- Regular reports by management to the Audit and Risk Management Committee on the adequacy and effectiveness of internal control systems and significant control issues;
- The continuous Group-wide process for formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives; and
- Reports to the Audit and Risk Management Committee on the results of internal audit reviews and work undertaken by other departments.

The Group's internal control systems are designed to manage, rather than eliminate, the risk of failure to achieve the Group's objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board considers the materiality of financial and non-financial risks and the relationship between the cost of, and benefit from, internal control systems.

The Board regularly reviews the actual and forecast performance of the business compared with the annual plan, as well as other key performance indicators.

Lines of responsibility and delegated authorities are clearly defined. The Group's policies and procedures are regularly updated and distributed throughout the Group. The Audit and Risk Management Committee receives reports on a regular basis on compliance with the Group's policies and procedures.

No significant failings or weaknesses were identified as a result of the review of the effectiveness of the Group's system of internal control.

Assessment of risk

A corporate risk matrix has been developed and has been updated following detailed review by Internal Audit and senior management during the period. The matrix is approved annually by the Audit and Risk Management Committee and the Board. The matrix records the key risks facing the business, the assessment of the likelihood of the risks crystallising and their potential materiality, and the Group's response to each risk. Responsibility for management of the risks is attributed typically to senior management.

The Board uses the control and risk management processes to identify and manage any significant risks arising from social, environmental and ethical issues. Further details of the Group's corporate responsibility practices are described on pages 33 to 40.

Internal Audit

The Internal Audit department reviews the extent to which systems of internal control are effective; are adequate to manage the Group's significant risks; safeguard the Group's assets; and in conjunction with the Company Secretary and General Counsel, ensure compliance with legal and regulatory requirements. It provides independent and objective assurance on risks and controls to the Board and senior management .

Internal Audit's work is focused on areas of greatest risk to the Group, as determined by a structured risk assessment process involving executive directors and senior management. The output from this process is summarised in an annual audit plan, which is approved by the Audit and Risk Management Committee. The Head of Internal Audit reports regularly to the Group Finance Director and the Audit and Risk Management Committee.

The role of the Internal Audit department and the scope of its work continue to evolve to take account of changes within the business and emerging best practice.

Going concern

The directors have prepared the financial statements on a going concern basis consistent with their view, formed after making appropriate enquiries, that the Group is operationally and financially robust.

Report of the Nomination Committee

Membership and meetings

Set out below is the current membership of the Nomination Committee together with the year in which membership commenced. No changes have been made to committee membership during the period under review. The majority of members of the committee are independent non executive directors and the committee is chaired by the Board Chairman.

Director	**Year of appointment**
Charles Scott, Chairman	2002
David Allvey	2002
Barry Gibson	2002

The Company Secretary, or one of the committee members, acts as secretary to the Committee.

The Committee meets as necessary but at least three times a year usually before or after regular meetings of the Board and met formally on four occasions during 2006.

Role of the Nomination Committee

A full copy of the terms of reference for the Committee can be obtained via the website www.williamhillplc.co.uk or by request to the Company Secretary and its principal function is to carry out a formal selection process for executive and non executive directors and subsequently to propose to the Board any new appointments.

The Nomination Committee oversees succession planning for directors and senior managers below Board level.

The Chairman of the Nomination Committee reports to the Board on the outcome of meetings.

Main activities during 2006

During the period, the Committee made recommendations to the Board regarding its size, structure and Board and committee composition and, under the chairmanship of the Senior Independent Non Executive Director, led the process for reviewing, and, following such review extending the current Chairman's term of office for a further three years.

During 2006, the Committee also:

- Reviewed its previous recommendations regarding the time commitment required of non executive directors and the policy on multiple board appointments for executive and non executive directors;
- Reviewed the role descriptions for the Chairman, Chief Executive and Senior Independent Non Executive Director;
- Approved the directors who would offer themselves for re-election at the 2006 AGM in accordance with the articles of association;
- Approved the Report of the Nomination Committee contained in the 2005 Annual Report and Accounts;
- Approved the revised process for board and individual director performance evaluation and the use of Egon Zehnder to assist with this process; and
- Reviewed and approved the restructuring of the Group's senior operating management leading to the redundancy of Tom Singer as Chief Operating Officer.

The Committee undertook a review of its own performance and terms of reference during the period and the Committee Chairman reported to the Board on the outcome of the review.

Report of the Audit and Risk Management Committee

Membership and meetings

Set out below is the current membership of the Audit and Risk Management Committee together with the year in which membership commenced. During the period, all the members of the Committee were independent non executive directors.

Director	Year of appointment
David Allvey, Chairman	2002
David Edmonds	2005
Barry Gibson	2002

The Company Secretary acts as secretary to the Committee. Other individuals attend at the request of the Committee Chairman and during the period the external auditors, Chief Executive, Group Finance Director, Head of Internal Audit and the Head of Financial Planning and Control would usually attend meetings to report to the Committee and provide clarification and explanations where appropriate. The Corporate Finance Manager, Head of Compliance and Head of Security have attended meetings as requested. The Committee also meets with the external auditors without executive management present on a regular basis. The Committee met on six occasions during the period and details of attendance at committee meetings is set out on page 27.

Mr Allvey has recent and relevant financial experience. He is a chartered accountant, a former Group Finance Director of Barclays PLC and BAT Industries PLC and a former member of the UK Accounting Standards Board. Mr Edmonds and Mr Gibson are both financially literate and have significant general business experience of executive roles in both private and public organisations and details of each director's significant current and prior appointments are set out on page 14.

Role of the Audit and Risk Management Committee

A full copy of the terms of reference for the Committee can be obtained via the website www.williamhillplc.co.uk or by request to the Company Secretary. The Committee's principal responsibilities are to:

- Review and advise the Board on the Group's interim and annual financial statements, its accounting policies and to monitor the integrity of the financial statements and announcements relating to financial performance;
- Review the major risks affecting the Group and assist the Board with reviewing the effectiveness of the controls operating over the Group's financial and non-financial risks;
- Review the nature and scope of the work to be performed by the external and internal auditors, the result of that work and management's response, and their effectiveness;
- Oversee the relationship with the external auditors including making recommendations to the Board regarding their appointment or removal and developing a policy regarding the provision of non-audit services to the Group;
- Meet with the executive directors and management, as well as privately with both the external and internal auditors; and
- Report to shareholders annually on its role and responsibilities.

The Chairman of the Audit and Risk Management Committee reports to the Board on the outcome of meetings.

A formalised whistle-blowing policy and procedure for staff to raise issues regarding possible improprieties in matters of financial reporting or other matters has been established and was reviewed during the year. It is the responsibility of the Committee to monitor its effectiveness and any notifications made.

The Committee has access to the services of the Internal Audit and Company Secretarial departments and is authorised to obtain independent professional advice if it considers it necessary.

Main activities during 2006

The Committee has discharged its responsibilities during the period by performing the following activities.

Financial statements

During the period, the Committee reviewed and discussed the financial disclosures made in the preliminary results announcement, Annual Report and Accounts, Interim Statement and the other trading statements made by the Group together with any related management letters, letters of representation and reports from the external auditors. Significant financial reporting issues and judgments were considered together with any significant accounting policies and changes proposed to them.

Internal control and risk management

The Committee has reviewed the Group's internal control and risk management systems and has received reports from a number of departments, and, where appropriate, presentations from senior management, on the major risks faced by the Group and the procedures established to identify, assess, manage, monitor and report on these risks. The Committee has reviewed and approved the statements on internal controls on page 29.

External auditors

The Committee has responsibility for overseeing the relationship with the external auditors and approves the external auditors' engagement letter, audit fee and audit and client services plan (including the planned levels of materiality). The external auditors attend each committee meeting and at least annually meet with the Committee without executive management. The Chairman of the Committee also meets privately with the external auditors. Letters of representation are reviewed prior to signature by executive management.

During the period, the Committee received regular reports from the external auditors including a formal written report dealing with the audit objectives; the auditors' qualifications, expertise and resources; effectiveness of the audit process; procedures and policies for maintaining independence; and compliance with the ethical standards issued by the Auditing Practices Board. The external auditors' management letter is reviewed, as is management's response to issues raised. The Committee monitors the ethical guidance regarding rotation of audit partners and a change in audit partner was made during 2004 when the audit partner was rotated off the audit in accordance with the latest guidance. The new audit partner was appointed following interviews with the Committee Chairman and the Group Finance Director and subsequent approval by the Committee.

During the period, the Committee reviewed the Group's written policy regarding the employment by the Group of former employees of the external auditors and the policy on non-audit services provided by the external auditors. The Committee approves any non-audit work to be undertaken by the external auditors involving fees in excess of £25,000. Where no committee meeting is scheduled within an appropriate time frame, approval is sought from the Committee Chairman and subsequently ratified at the next meeting. All non-audit services provided by the external auditors are reported to the Committee at its next scheduled meeting. The external auditors are excluded from performing any day-to-day accountancy work for the Group. The policy also sets out the criteria to be followed when considering whether external auditors should be engaged to undertake non-audit services with the aim of safeguarding the external auditors' objectivity and independence.

The Committee is satisfied with the performance of the external auditors during the year, and the policies and procedures in place to maintain their objectivity and independence, and has recommended that they be re-appointed at the forthcoming Annual General Meeting.

Internal Audit

The Committee approves the annual audit plan and internal audit methodology for the Internal Audit department and monitors progress against the plan during the period. Audit reports are circulated to the Committee members after each audit and the Committee monitors progress against actions identified in these reports and the external auditors' management letter.

The Internal Audit department acts under agreed terms of reference and the Committee has established a number of procedures to monitor and review the Internal Audit department's effectiveness using guidance from a self-assessment questionnaire prepared by Internal Audit, feedback from senior management and a review of the Institute of Internal Auditors' Standards for the Professional Practice of Internal Auditing. The Committee also assesses annually the resources the department has to complete its remit. During the period, the Committee commissioned a report from Deloitte on the Internal Audit Department in line with the Institute of Internal Auditors standards. The Committee reviews the effectiveness of the Internal Audit Department on an annual basis. The Internal Audit department has unrestricted access to all Group documentation, premises, functions and employees as required to enable it to perform its functions. The appointment and removal of the Head of Internal Audit is the responsibility of the Committee. The Head of Internal Audit has direct access to the Board and Committee Chairmen and is accountable to the Committee. The Head of Internal Audit meets regularly with the Committee Chairman without executive management.

Other activities

During the period other significant activities addressed by the Committee were as follows:

- The introduction of International Financial Reporting Standards;
- A review of the Group's business continuity and disaster recovery strategy and ongoing reports on changes to the business continuity plans and their testing;
- Receiving the annual report from the Group's Head of Security regarding the activity of his department;
- A review of its own performance and its remit.

Regular updates are provided to the Committee on developments in financial reporting and risk management and related legal and corporate governance matters.

Corporate Responsibility

Corporate Responsibility highlights 2006

The year saw William Hill further enhance its procedures on core issues, including responsible gambling and staff training and development, whilst building on the corporate responsibility foundations established over recent years in other areas. 2006 highlights include:

- The findings of an independent report by Responsible Gambling Solutions that the standard of socially responsible practice in the Group's Remote business is very good;
- Continuing liaison with the Gambling Commission and DCMS to establish proportionate regulation for the gambling industry in line with the three licensing objectives under the Gambling Act;
- The review and enhancement of age verification procedures in the Interactive business to prevent gambling by under 18s;
- The introduction of a 'Competition Beating Service' initiative throughout the retail estate to provide customers with a consistently positive in-shop experience;
- The extension of the performance management scheme initially launched for senior management to the next tier of management; and
- Enhanced communication with our employees including the implementation of a revised staff council structure, the publishing of a new bi-monthly staff magazine and the testing of a new forum for capturing staff ideas.

William Hill takes its responsibilities to its stakeholders seriously and implements policies and procedures that seek to balance the legitimate expectations of shareholders, staff and customers and the wider community.

Risk management

The Board uses the risk management processes referred to on page 29 to identify the risks arising from Corporate Responsibility (CR) matters. Its focus is on the following material issues:

- Compliance with future and existing laws, regulations and codes of conduct relating to responsible gambling; underage gambling and protection of the vulnerable; prevention of crime and disorder related to gambling; and product integrity issues;
- The ongoing training, development and motivation of employees to retain the widest possible range of talented staff;
- Provision of a safe and healthy workplace in accordance with relevant legislation;
- Providing appropriate levels of customer service; and
- Protecting customer privacy and the proper handing and use of data within the Group.

Leadership and management framework

A non executive director, David Edmonds, chairs the CR Committee and its other members are the Group Chairman and the Group Chief Executive. This Committee monitors a range of CR issues. There are at least four meetings a year. Each meeting considers a number of standing items as follows:

- The Group's CR performance by monitoring a number of key performance indicators (KPIs) in various areas including responsible gambling, customer service issues, human resources data and charitable giving;
- A review of external contact and queries on CR issues; and
- CR Action Plans.

The Committee has also considered the following matters during the period:

- The Group's compliance with existing industry codes of practice on responsible gambling;
- The appropriateness of the Group's corporate policies and the adoption of a Disability Policy; and
- The results of an independent audit by Responsible Gambling Solutions Limited on the Group's social responsibility procedures in the Remote business (Interactive, Telephone and WAP betting).

In addition there have been presentations on:

- Responsible gambling and the prevention of underage gambling;
- The Group's approach to disabled customers and staff and compliance with the Disability Discrimination Act including consideration of relevant changes; and
- The operations of the Group's Customer Services function.

The Committee reports regularly to the Board and all Board members ensured that through a process of presentation and discussion with staff that they have been properly briefed and have gained an appropriate understanding of the CR issues affecting the Group.

David Harding, the Group's Chief Executive, is the executive director with responsibility for overseeing William Hill's CR activities. The Chief Executive and Board Committee are assisted by the CR Working Group, which also met on four occasions during 2006.

The CR Working Group comprises the Chief Executive and Company Secretary together with functional heads for corporate strategy and development, human resources, property, security and customer service departments together with representatives from the Retail and Remote businesses. An action plan detailing work carried out since 2004, which has been revised and updated on an ongoing basis since this time has been considered by each of the meetings in 2006, together with progress on outstanding actions. The Working Group reviews papers prior to submission to the CR Committee and acts as a forum for operational management to discuss CR issues. Reports are provided by working group members on CR activities in their areas of responsibility.

Communication

The Group has sought to increase communication, both internally and externally, on the Group's activities in the area of corporate responsibility. This has been achieved over recent years by increasing the level of disclosure via the annual report and accounts and making additional information available on the Group's website at www.williamhillplc.co.uk regarding activities in the CR area. The website contains copies of the Group's policies in the CR area. The Group's Code of Business Conduct (available on the Group's website), covers the basic principles the Board expects to be complied with across the Group in a variety of areas, including bribery, corruption and fraud.

The Group is delighted to be part of the FTSE4 Good Index Series.

The Group has an active dialogue with various stakeholder groups. During 2007 the Group will consider potential opportunities for improved shareholder dialogue and electronic communication presented by the Companies Act 2006.

Gambling Act

The Gambling Act, which is expected to come into force on 1 September 2007, has the following licensing objectives:

- Preventing gambling from being a source of crime or disorder, being associated with crime or disorder, or being used to support crime;
- Ensuring that gambling is conducted in a fair and open way; and
- Protecting children and other vulnerable persons from being harmed or exploited by gambling.

William Hill is committed to providing practical assistance to the Commission in its attempts to put in place risk-based and proportionate regulation in the light of the licensing objectives.

Codes of conduct

The Group supports the Gambling Act's licensing objectives and has worked with relevant trade associations to adopt appropriate codes of practice and to exchange best practice in this area. Since the Association of British Bookmakers' (ABB) development of social responsibility and good practice codes for LBOs and a code of practice governing the supply and use of fixed-odds betting terminals in LBOs, the Group has had a rigorous implementation and training programme in place to facilitate compliance. The Remote Gambling Association (RGA) has also introduced a social responsibility code, which the Group was actively involved in developing. The social responsibility codes deal with issues relating to responsible and underage gambling and cover such areas as advertising and promotion, age verification, staff training, customer communication and support for social impact initiatives. William Hill is a member of the RGA's social responsibility committee.

In November 2006 the Group participated in the RGA's Responsible Gambling Awareness Day, an initiative also supported by problem gambling charities GamCare and Gordon House Association along with the Responsibility in Gambling Trust. The purpose of the day was to highlight the efforts made by responsible gambling operators to provide their customers with information and tools to make informed choices and gamble responsibly without harm to themselves or to their families. There was widespread broadcast coverage of the day and the Group was encouraged by the informed debate generated.

The Group operates voluntary self-exclusion procedures for problem gamblers in both in its Retail estate and Remote channels. In addition existing age verification procedures in the Group's online business were further enhanced with the aim of preventing gambling by under 18s. Customer service and call centre staff receive appropriate training to deal with customers who may wish to self-exclude. GamCare have provided assistance by reviewing the Group's internal training materials for both the Retail and Interactive businesses. Compliance reviews of Remote betting self-exclusion procedures have taken place during 2006. Refresher training for some staff has also been carried out.

William Hill has worked with the RGA to develop an appropriate code regarding fairness testing of games, which use a random number generator. The RGA proposals have been submitted in response to a Gambling Commission consultation in this area and we await the Commission's proposals with interest.

Gambling Commission

The Gambling Commission has been established as the new central regulatory body for gambling and the Group is participating in liaison meetings with this body both directly, via the ABB and RGA and along with other members of the industry. During 2006, both the Commission and the DCMS published numerous draft codes of practice, licence conditions and standards relating to gambling issues for consultation with stakeholders and the Group was heavily involved in the formulation of responses to these consultations via the ABB and RGA. The Group has established a dedicated team and specific work streams to deal with issues arising from the implementation of the new regulations.

The Commission's complete requirements in respect of social responsibility are still to be finalised. However, the Group recognises that preparation for and implementation of the Gambling Act is a major project; detailed planning and specific work-stream meetings commenced during 2006.

Crime and disorder

The Group's current operations are licensed under relevant legislation and the Group is committed to compliance with regulation and to keeping gambling crime free. The Group has a money laundering reporting officer, the Group's Head of Security, who is responsible for ensuring that the Group complies with relevant legislation in the area of money laundering and proceeds of crime, and that appropriate training is provided to employees.

An HM Treasury consultation on the implementation of the Third Money Laundering Directive closed during October 2006 and the Group responded via the RGA. The Directive will be implemented by December 2007 and any UK based internet or land-based casino will be subject to its terms. A further consultation is now underway on the draft Money Laundering Regulations 2007. Comments will again be provided via the RGA. The Gambling Commission has also issued code provisions on money laundering and proceeds of crime reporting for casino and betting operators. The codes closely reflect the Group's existing practices but further staff training in this area will take place during 2007 as part of the Group's overall preparation for the implementation of the Gambling Act.

The ABB, of which the Group is a member, has a memorandum of understanding in place with the Horseracing Regulatory Authority relating to the sharing of information when either criminal offences or the integrity of racing is suspected. A similar document is in place with the Football Association and the Association of Tennis Professionals. The ABB also has arrangements agreed with greyhound racing, snooker, cricket and rugby league and its practice is to inform the relevant governing body of the sport whenever matters concerning integrity arise.

The Group co-operates with the ABB on integrity issues. The Security Department maintains close relationships with relevant law enforcement agencies and the provision of information is strictly controlled by the Head of Security to ensure compliance with the Data Protection Act.

The Group's Security Department undertakes an ongoing risk assessment process for all LBOs, considering their potential vulnerability to robberies and violence in the workplace incidents. Appropriate crime prevention measures are introduced to meet the perceived risk. Such measures include the fitting of security screens in vulnerable shops, installation of improved digital closed circuit television (CCTV) systems and fitting of electronic and magnetic door locks to staff areas. In the event of an incident occurring, affected shops are reassessed by the Security Department and steps taken to minimise further risk, where appropriate. The Group has established a close liaison with a number of local authority environmental health departments and crime prevention offices.

Smoking

The Group is compliant with the smoking bans in place in the Republic of Ireland and introduced in Scotland in March 2006 and Jersey at the year-end. The Group plans to draw on the experience of its successful Scottish staff training exercise and effective practical introduction of the Scottish smoking ban, as it implements the total bans on smoking in public places coming into force in the rest of the UK during 2007.

Currently, the Group has a formal Group-wide smoking policy. A number of measures are in place to reduce the effect of smoking in the LBOs:

- There are currently air cleaners in over 80% of the Group's total estate;
- No smoking areas are provided in a number of non-Scottish LBOs where the layout allows; and
- Staff are not permitted to smoke behind the counter and customers are discouraged from smoking at the counter by the display of 'No Smoking' signs in this area.

In addition the Group's administration buildings nationwide operate a no smoking policy.

A copy of the Group's smoking policy is available at www.williamhillplc.co.uk.

Customers and communities

Customer service

A commitment to high standards of customer service and to the fair and open conduct of its gambling operations is key to William Hill. The Group's continued success depends on its customers. Dedicated customer service departments are in place for both the Retail and the Remote channels and these handle enquiries on a large range of issues. During 2006 the customer service functions for Telephone and Interactive operations were integrated, giving Remote channel customers one point of contact for expert, consistent help and advice on all queries.

Service complaints are considered seriously and consistent, monitored procedures are in place across the Group. The Group undertakes regular customer satisfaction surveys and during the period, amongst customer opinions sought were those on the design of the Group LBOs and the usability and attractiveness of the online websites. 2007 will see the results of a late 2006 survey on customer perceptions of the Retail business and a new survey of telephone betting customers.

During 2006 the Retail business introduced its Competition Beating Service (CBS) initiative, the aim of which is to ensure a positive in-shop experience for customers. CBS has quickly been established as an essential element of the retail business and the Group believes that it will play a vital part in the business' future success. District operations managers review performance against CBS standards on a monthly basis and agree action plans to tackle any issues. For an external viewpoint on the levels of customer service experienced in LBOs, the Group uses a mystery shopper programme provided by Retail Eyes, an international company specialising in customer service.

Comprehensive betting rules, which detail the terms and conditions under which all transactions placed with William Hill are accepted, are available to customers. The Group endeavours to resolve all betting disputes in a fair, consistent and equitable manner. However, if these are unable to be resolved to the customer's satisfaction the customer is entitled to refer the matter to the Independent Betting Arbitration Service (IBAS). William Hill has agreed to abide by any ruling they make.

Of 274 disputes referred to IBAS in 2006 (2005–178), IBAS found 2% in favour of the customer (2005 – 4.5%) and the Group conceded another 11% before IBAS ruled (2005 – 4.5%).

From September 2007 gambling transactions will be legally enforceable contracts and subject to relevant consumer contract legislation. Additionally, the Group anticipate that some customers may contact the Gambling Commission in respect of disputes. During 2007 a thorough review of the Group's terms and conditions will take place. It is hoped that the majority of disputes will continue to be adjudicated on by IBAS, the acknowledged industry expert.

Product integrity

William Hill has a number of products where the outcome of an event is determined by a random number generator (RNG). RNGs are administered either by external third parties or by the Group itself. The Group has introduced rigorous procedures to ensure that the randomness of its own RNGs is certified, game outcomes are fair and payouts correct, games are free from defects and function to specifications and that the games are secure and do not compromise either the player or William Hill. The Group continues to work with suppliers with the objective of ensuring they adopt the high level of fairness testing conducted internally. The Gambling Commission's consultation paper on Remote Technical Standards – Fair and Open Play, has recently been published and the Group will be working with the RGA to develop a full response to the consultation exercise.

Privacy

The Group has systems in place to protect the privacy of information provided by customers. William Hill complies with the Data Protection Act 1998 and the Data Protection Principles set out in that Act in the collection and processing of personal information. Quarterly review meetings are undertaken with relevant individuals nominated by heads of department to review practices in this area, during which any issues are discussed and staff training needs reviewed. A copy of the Group's privacy policy is available at www.willhill.com

Responsible and underage gambling

William Hill encourages a socially responsible attitude within the betting and gaming industry and within its own organisation and is committed to the Government's stated objective of protecting children and the vulnerable from being harmed or exploited by gambling. The Group has been actively involved through relevant trade associations in developing industry-wide codes in the area of social responsibility and is committed to listening to the views of relevant stakeholder groups.

The Group has an ongoing dialogue with GamCare, a charity involved in providing information, advice and practical help regarding the impact of gambling, and is also a major contributor to the Responsibility in Gambling Trust. The Group is committed to implementing appropriate procedures within the organisation to deal with both responsible and underage gambling.

The Group endeavours to provide customers with the tools by which they can chose to control their gambling behaviour. Amongst such tools are:

- The ability to self-exclude from the Group's retail and remote services for a minimum period of six months;
- A deposit limit by which Interactive customers are able to limit the amount of money they are able to deposit into their account in any 24 hour period and where requests for a deposit limit increase will only be actioned after a minimum 24 hour cooling off period; and
- The availability of gambling charity literature from all shops with links to gambling charities available from the internet site.

In the Retail business, once a customer has taken a decision to proceed with self-exclusion, they sign a written agreement which explains the effect of the self-exclusion, namely that the customer will be refused service in that LBO and at other nominated William Hill premises in the locality for a minimum period of six months. In a retail environment, even if the customer provides a photograph, it is not possible for the Group to guarantee that an individual will not be allowed to place a bet in LBOs on a country-wide basis.

Online, self-exclusion works by closing existing accounts and preventing the opening of new accounts using the same e-mail address or payment details.

William Hill's self-exclusion procedures have gained GamCare certification and standards are maintained via an ongoing staff training programme and regular management checks. An independent assessment of self-exclusion and other social responsibility procedures forms part of the Retail Eyes mystery shopper programme.

During 2006 the following number of customers chose to self-exclude from the Group's services:

- Retail 401 (2005 – 285)
- Remote 1,010 (2005 – 693)

In July 2006 the Group commissioned a report by Responsible Gambling Solutions into the remote channel's social responsibility procedures. An extensive cross-check was undertaken against the RGA's Social Responsibility and Age Verification Codes of Practice, the Gambling Commission's Licence Conditions and Codes of Practice consultation document and the DCMS 'Advertising by Remote Gambling Operators' paper. Overall, the Group's standard of socially responsible practice was found to be very good. Recommendations still outstanding will be further considered in the light of the

Gambling Commission's final requirements in respect of social responsibility.

Signs prohibiting under 18s from entering the Group's retail premises or placing bets are on clear display in all LBOs and the procedures by which staff ask for proof of age from individuals suspected to be under 18 are clearly established, forming a core part of existing training and re-enforcement programmes.

The Group uses a best practice age verification solution with its online customers and seeks to age verify all online customers who use debit cards, which may be issued to those under 18. Procedures in this area were further enhanced during the year.

There has been dialogue with banks via relevant trade associations to establish if financial institutions can provide additional information for age verification. No progress has yet been made. William Hill continues to monitor best practice as it develops and to review its policies and procedures on a regular basis.

The Group awaits publication of the final Gambling Commission social responsibility codes and conditions. Although the Licence Conditions and Code of Practice document has been published and includes particular requirements on self-exclusion and age verification, many details remain to be completed and certain social responsibility standards for the Remote business will not be finalised until June 2007.

The Group has wording on its customer communications regarding responsible gambling e.g. shop door poster, promotional material, customer statements and other correspondence with customers.

A copy of the Group's responsible gambling policy is available at www.williamhillplc.co.uk.

Access to services

Customers with disabilities have a right of access to the Group's services. Accessibility issues are taken into account in accordance with appropriate codes of practice when opening and refitting the Group's LBOs, and a combination of ramps, stair lifts, disabled toilets and induction loops for the hard of hearing are fitted, where appropriate. In addition, services offered in the LBOs can be accessed on the internet or via the telephone. Details of all of these services can be obtained from the William Hill Customer Helpline.

The Group is currently developing a new platform for its online services. Care is being taken to ensure that the final application reaches 'single A' compliance status with the Disability Discrimination Act as a minimum.

Employees

The Group's success is dependent on its employees and it is committed to high standards of employment practice. The Group rewards individuals fairly and is committed to providing equality of opportunity, training and development and a safe workplace.

Policies

A comprehensive set of human resources policies are in place including documents covering health and safety (including specific policies on stress management and smoking), equal opportunities and harassment, disability, flexible working, training and development, the acceptance of gifts and hospitality, and whistle blowing. These are communicated to employees as appropriate. The Group has an approved Code of Business Conduct and during 2006 approved a Violence in the Workplace Policy. Copies of the Group's policies and procedures in the above areas are available at www.williamhillplc.co.uk.

William Hill is committed to undertaking its operations in a way, which respects individuals' human rights and treats individuals with dignity and respect.

Health and safety

A copy of the Group's health and safety policy is available at www.williamhillplc.co.uk. A Health and Safety Committee meets regularly to review compliance with applicable health and safety legislation and regulation, to keep up to date with best practice and to review and maintain compliance with health and safety procedures. The Committee includes senior managers from the Group's human resources, security, property and Company secretarial departments, together with representatives of operational management. An external health and safety consultant advises the Committee.

Staff are provided with information and training on health and safety issues as part of their induction and on an ongoing basis. Risk assessments are undertaken and the Group monitors the application and understanding of safety instructions through a system of safety audits, Health and Safety Co-ordinators and the Health and Safety Committee. During 2006 revised versions of the Group's Health and Safety manuals were prepared for the LBOs, the administration offices and the greyhound stadia. There was particular emphasis on the procedures to be taken for lone working outside standard hours by technical staff and fire risk assessments were reviewed in the light of new fire regulations.

Equal opportunities

The Group is committed to equal opportunities in the workplace in terms of selection, promotion, training and development. Relevant policies are communicated to Group employees and there are clear lines of responsibility regarding monitoring their effectiveness, implementation and communication to staff.

The Group's current workforce is 59% female (2005 – 58%) and 41% male (2005 – 42%).

Training and development

William Hill is committed to investing in the training and development of all its employees. The Group provides initial induction training at the commencement of employment (including training on responsible and underage gambling) supported, where necessary, by specific skills training relevant to their job. Further training and development is provided to individuals throughout their career to enable employees to maintain and improve standards of performance, deal effectively with any changes to the work environment and to develop their abilities and realise their full potential.

Selection for further training and development is based on individual needs, ability and the needs of the business. Training is provided either internally or externally as appropriate and the Group has a dedicated team of employees providing training and development within the Group and facilitating training by District Training Co-ordinators. During 2006 the Retail business implemented its Competition Beating Service initiative (see Customer Service on page 35). Over a period of four months a team of 16 trainers ran courses for 8,000 betting shop staff around the UK. Staff in each shop are now equipped to self-check performance against the three core CBS standards of 'friendly service, famous expertise and great in-shop experience'. As part of the Business Continuity Planning testing programme, the Group also continued with a series of the business continuity workshops, which involved staff dealing with, and reacting to, a theoretical business crisis.

The Group also has in place a Management Development Policy focussed on identifying those individuals within the organisation that demonstrate both the ability to operate at a more senior level and the personal drive and enthusiasm to develop themselves. Specific programmes are in place covering development for supervisory/junior management, middle management, senior management and senior executives.

During 2006 the Group extended the staff covered by its formal performance management process and continued its efforts to embed the process, running further practical training workshops for those involved and producing specifically tailored booklets. A substantial training investment to ensure consistency and effectiveness will continue throughout 2007.

> The average length of service across the Group is 6 years whilst LBO managers' average length of service is 12 years and 9 months

Internal communication

The Group places considerable value on the involvement of its employees and is committed to providing effective communication on matters which may affect staff, and more generally, on the development and performance of the Group. The recommendations of a 2005 review of internal communication conducted by the senior management development group were implemented during 2006. The existing Group magazine was replaced by a new style publication, Will2Win, which has been circulated to all employees on a bi-monthly basis throughout the period. The new magazine invites staff feedback and is designed to appeal to a broad readership base. A new staff council system was introduced in the Retail business to give a voice to all staff, the particular features are as follows:

- New area staff councils, chaired by the area operations manager, meet six times per year and comprise one cleaner or one customer service assistant and one shop manager or deputy manager per district;
- Regional staff councils, chaired by the regional operations controller, meet three times per year and comprise one customer service assistant or cleaner and one shop manager or deputy manager per area and in attendance the regional HR manager, one area operations manager and one district operations manager; and
- A national staff council, chaired by the Retail Operations Director, meets three times per year and includes one customer service assistant or cleaner, one deputy manager and one shop manager per region (12 representatives in total), the Group HR director, the Head of Retail HR along with an operations controller, an area operations manager and a district operations manager.

All staff council representatives receive specialist training and are allowed six 'consultation' days a year to talk to the people they represent and to prepare for meetings. There is also a staff council in place for the major administrative centre.

A proposal for a Group-wide 'Ideas into Action' initiative is being tested in the north region of the Retail estate. Ideas for improving the business can be sent to a central point by staff who can be assured that their ideas will be considered by the appropriate management, with awards being given for the best ones.

Integration of the Stanley retail chain, acquired by the Group in June 2005, into the business was completed in April 2006. A major integration project including internal and external shop re-branding, new staff uniforms, the introduction of the full range of William Hill bets into the ex-Stanley shops, the alignment of IT systems and a move from weekly to monthly pay for ex-Stanley staff was successfully completed. Throughout the project, the Group placed particular emphasis on communicating openly and honestly with staff about resulting organisational changes, with regular updates and personalised communication.

The final quarter of 2006 saw a relocation of the Group's Leeds-based administrative offices to other premises in Leeds. The phased moves involved almost 700 staff, their equipment and infrastructure with no detrimental effect on the business. In view of the many changes ongoing in the business, the Group has established a Change Board, chaired by the Group HR director and attended by senior operational directors and managers. One of the major tasks of the Change Board will be to ensure that all staff communication is appropriate with employees receiving the information they require in the right form at the right time.

Sharesave

On an annual basis since the Group's flotation in 2002, employees with minimum service of one year have been able to participate in the William Hill Sharesave scheme. To date over 1,800 employees, nearly 20% of all eligible employees, have joined the schemes for a period of 3, 5 or 7 years.

The 2006 scheme attracted 1,600 staff savers, many of whom were taking out a second or third savings contract, and 35% of whom were former Stanley employees.

Supporting sports-related and other bodies

William Hill is committed to being a responsible corporate citizen and recognises its wider social responsibility by seeking to support the communities in which the Group operates through charitable donations and other relevant payments.

Levies

The Group supports horse racing via the statutory levy and greyhound racing via the voluntary donation to the British Greyhound Racing Fund (BGRF). The sums payable for 2006 were £26.7m and £4.0m respectively. These funds are used by the respective bodies for a wide variety of purposes including animal welfare issues.

A budget has been independently established for the greyhound stadia to be used to assist with greyhound welfare issues. The Group funds an establishment which will enable up to 25 dogs to be housed for up to three months with the intention of permanently re-homing them. Since it's opening at the end of 2005, 67 greyhounds have been successfully re-homed by this facility and the benefits of retired greyhounds as pets are actively promoted at the stadia.

The Group recognised the depth of public concern surrounding press coverage regarding the fate of greyhounds no longer required for racing. Every trainer affiliated to a William Hill track is required to complete a weekly return listing dogs available for racing, injured dogs and those dogs who have left the trainer's kennels. Trainers must provide full details of any individual to whom care of a dog has been passed.

Charitable donations

The Group's charitable donations are mainly focussed on organisations involved in areas of greatest relevance to the business. The Board has adopted a charitable donations policy stating that the major focus of the Group's efforts will be in supporting bodies involved in:

- Promoting a responsible approach to gambling; undertaking research into problem gambling; and providing information, advice and help to those who are at risk or are experiencing difficulties with their gambling;
- Greyhound and racehorse welfare; and
- Support to disadvantaged individuals in horse and greyhound racing.

The Group is also committed to providing support, wherever possible, to its employees through their own fundraising efforts. The Group allocates a proportion of its annual charitable donations budget to match funds (up to a specified limit) raised by employees on local charitable projects. During 2006 the nominated charities of 47 staff members benefited from the matching scheme with staff endeavours including marathon running and parachute jumps. On occasion, the Group also supports organisations with whom it does business in their fundraising efforts and in such cases donations may not fall within the donations policy referred to above.

During the period the Group made charitable donations of £423,000 the largest proportion of which £333,000 was paid to the Responsibility in Gambling Trust.

The Group has established a Charitable Donations Committee, which reviews, on a quarterly basis, requests for charitable donations against the Board's agreed policy.

William Hill does not make donations to political parties.

Environment

A copy of the Group's environmental policy is available at www.williamhillplc.co.uk. It is recognised that all business activities have a direct and indirect impact on the environment and William Hill strives to act in an environmentally responsible manner.

Policy

As a retail and service organisation, the Group's main impact on the environment is through the buildings William Hill operates and the resources used by staff in their day-to-day work. The Group's environmental practices reflect William Hill's business operations, and its main risks and interactions with the environment, and are largely focussed on:

- Compliance with environmental laws and regulations;
- Minimising waste by the promotion of recycling practices and re-use of materials as opposed to disposal, where this is practicable;
- Efficient use of energy and water and investigating ways of reducing consumption in this area; and
- Raising awareness of environmental issues within the Group.

Action to date

The Group's Property Department takes primary responsibility for identifying issues and opportunities within the Group's LBO estate and the following action has been taken:

- High frequency light fittings are specified in all new development and refurbishment projects thereby reducing the number of lamps requiring disposal;
- The Group is fully compliant with all current legislative guidelines regarding the disposal of hazardous waste and is preparing to comply with the new Waste, Electrical and Electronic Equipment (WEEE) Directive which is being introduced in 2007;
- Air-conditioning and fascia lighting are controlled by time clocks to ensure efficient use of energy;
- Electrostatic air cleaners are installed in over 80% of the Group's LBOs;
- New style fascias continue to be rolled out as LBOs are upgraded which will reduce electricity consumption;
- More energy efficient (inverter) air conditioning units are being installed on new projects and when replacements are required; and
- Water management systems for toilet facilities continue to be rolled out to reduce water consumption and an increasing proportion of the LBO estate is fitted with water meters.

Facilities for recycling paper and toner cartridges are in place at the Group's head office and regional office buildings. The Group has been unable to establish an energy and cost efficient method of recycling from its retail establishments. Potential solutions will be considered further during 2007 and the Group is keen to be able to progress in this area.

During 2007 the Group will work with the Carbon Trust on an environmental review and looks forward to receiving any recommendations made by the Trust. Historically, the Group have found it difficult to establish accurate utility consumption data covering all of its 2,000 plus premises. A 2007 exercise, by which quarterly meter readings will be taken at a sample of representative Group premises throughout the UK, is being established. Such base-line data will inform future policy. Additionally, the Group is seeking to obtain and consider quotations for green and reusable electricity during 2007.

Future action

The Board is committed to taking steps to improve continuously its practices in the CR area and to embedding CR issues into its corporate governance and operating framework.

In 2007, the Group intends to continue to progress those initiatives that are already ongoing. For example, it will continue to monitor relevant KPIs with a view to establishing further targets once a trend in data has been determined. Inevitably, the Group will focus heavily on the implementation of the Gambling Commission's social responsibility codes. Until the Commission's final requirements are known, the full scope of the changes to existing industry codes and subsequent staff training requirements remain unclear.

In addition to Gambling Act implementation and training requirements the Group will focus on the following areas during the year:

- The introduction of an employee assistance programme offering staff a 24 hour confidential telephone line with help on personal, legal and work related issues;
- The launch of a new, improved staff lifestyle and benefits booklet;
- An employee engagement survey;
- Communicating the part the Group's staff can play in effective CR – particularly in social responsibility and recycling;
- Work with the Carbon Trust on environmental practices;
- The establishment of reliable utility consumption data;
- The introduction of long service awards after 10, 20, and 25 years; and
- The establishment of procedures to record days lost through incidents at work.

Over time the Group plans to make additional information available to stakeholders via the Group's website and in future annual reports. The Group welcomes feedback on it activities.

Statement of Directors' Responsibilities

The directors are responsible for preparing the Annual Report, Directors' Remuneration Report and the financial statements in accordance with applicable law and regulations.

Group

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the IAS Regulation to prepare the Group financial statements under International Financial Reporting Standards (IFRS) as adopted by the European Union. The Group financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the EU IAS Regulation.

International Accounting Standard 1 requires that IFRS financial statements present fairly, for each financial year, the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and presentation of financial statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. However, directors are also required to:

- Properly select and apply accounting policies;
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

Company

The directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The parent company financial statements are required by law to give a true and fair view of the state of affairs of the Company. In preparing these financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgments and estimates that are reasonable and prudent;
- State whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Group Independent Auditors' Report

To the members of William Hill PLC

We have audited the Group financial statements of William Hill PLC for the 52 weeks ended 26 December 2006 which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement, the statement of Group accounting policies and the related notes 1 to 37. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of William Hill PLC for the 52 weeks ended 26 December 2006.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' Report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referred from the business review section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- The Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 26 December 2006 and of its profit for the 52 weeks then ended;

- The Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;

- The part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and

- The information given in the Directors' Report is consistent with the Group financial statements.

Separate opinion in relation to IFRS

As explained in the statement of accounting policies, the Group in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also complied with the IFRS as issued by the International Accounting Standards Board.

In our opinion the Group financial statements give a true and fair view, in accordance with IFRS, of the state of the Group's affairs as at 26 December 2006 and of its profit for the 52 weeks then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
United Kingdom

5 March 2007

Consolidated Income Statement

for the 52 weeks ended 26 December 2006

	Notes	**52 weeks ended 26 December 2006 £m**	52 weeks ended 27 December 2005 £m
Amounts wagered	2	**13,235.9**	10,746.1
Revenue	1, 2	**894.2**	805.3
Cost of sales		**(160.3)**	(174.1)
Gross profit	2	**733.9**	631.2
Other operating income		**6.3**	5.9
Other operating expenses		**(451.6)**	(394.7)
Exceptional operating expenses	3	**–**	(26.9)
Share of results of associate	4	**3.6**	2.6
Operating profit	5	**292.2**	218.1
Investment income	7	**13.0**	11.1
Finance costs	3, 8	**(69.8)**	(54.6)
Profit before tax	2	**235.4**	174.6
Tax	3, 9	**(68.6)**	(61.5)
Profit for the period	31	**166.8**	113.1
Earnings per share (pence)			
Basic	11	**45.5**	29.0
Diluted	11	**44.9**	28.6

Consolidated Statement of Recognised Income and Expense

for the 52 weeks ended 26 December 2006

	Notes	**52 weeks ended 26 December 2006 £m**	52 weeks ended 27 December 2005 £m
Gain/(loss) on cash flow hedges	30	**14.3**	(0.5)
Actuarial gain/(loss) on defined benefit pension scheme	35	**16.7**	(1.6)
Tax on items taken directly to equity	24	**(9.5)**	0.2
Change in associate net assets due to share repurchase	15	**(1.7)**	–
Net income recognised directly in equity		**19.8**	(1.9)
Transferred to income statement on cash flow hedges	30	**0.7**	1.4
Profit for the period		**166.8**	113.1
Total recognised income and expense for the period		**187.3**	112.6

Consolidated Balance Sheet

as at 26 December 2006

	Notes	26 December 2006 £m	27 December 2005 £m
Non-current assets			
Intangible assets	12	**1,342.7**	1,332.7
Property, plant and equipment	13	**207.0**	174.5
Interest in associate	15	**5.3**	3.4
Deferred tax asset	24	**8.5**	17.5
		1,563.5	1,528.1
Current assets			
Inventories	16	**0.5**	0.4
Trade and other receivables	17	**30.4**	20.4
Cash and cash equivalents		**98.7**	76.6
Derivative financial instruments	22	**14.4**	–
		144.0	97.4
Total assets		**1,707.5**	1,625.5
Current liabilities			
Trade and other payables	18	**(108.6)**	(79.5)
Current tax liabilities		**(66.3)**	(56.7)
Borrowings	19	**(0.9)**	–
Derivative financial instruments	22	**(5.6)**	(7.5)
		(181.4)	(143.7)
Non-current liabilities			
Borrowings	19	**(1,141.2)**	(1,016.1)
Retirement benefit obligations	35	**(25.1)**	(49.3)
Long term provisions	23	**–**	(7.5)
Deferred tax liabilities	24	**(169.3)**	(160.3)
		(1,335.6)	(1,233.2)
Total liabilities		**(1,517.0)**	(1,376.9)
Net assets		**190.5**	248.6
Equity			
Called up share capital	25	**36.2**	39.1
Share premium account	26	**311.3**	311.3
Capital redemption reserve	27	**6.0**	3.1
Merger reserve	28	**(26.1)**	(26.1)
Own shares held	29	**(46.9)**	(57.5)
Hedging reserve	30	**9.4**	(1.1)
Retained earnings	31	**(99.4)**	(20.2)
Total equity		**190.5**	248.6

The financial statements were approved by the Board of directors and authorised for issue on 5 March 2007 and are signed on its behalf by:

DCI Harding
Director

SP Lane
Director

Consolidated Cash Flow Statement

for the 52 weeks ended 26 December 2006

	Notes	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Net cash from operating activities	32	**204.6**	156.6
Investing activities			
Dividend from associate		–	2.1
Interest received		**2.9**	2.6
Proceeds on disposal of property, plant and equipment		**5.9**	0.7
Purchases of property, plant and equipment		**(55.2)**	(52.0)
Purchases of betting licences		**(1.9)**	(1.9)
Expenditure on computer software		**(10.8)**	(2.5)
Acquisition of subsidiary		–	(498.6)
Disposal of LBOs net of costs		–	34.4
Net cash used in investing activities		**(59.1)**	(515.2)
Financing activities			
Purchase of own shares		**(178.4)**	(76.8)
SAYE share option redemptions		**1.0**	2.7
Dividends paid	10	**(70.9)**	(66.6)
Repayments of borrowings		**(125.0)**	(500.0)
New bank loans raised		**250.0**	1,020.0
New facility debt issue costs		**(2.2)**	(4.6)
New finance leases		**2.1**	–
Net cash (used in)/from financing activities		**(123.4)**	374.7
Net increase in cash and cash equivalents in the period		**22.1**	16.1
Cash and cash equivalents at start of period		**76.6**	60.5
Cash and cash equivalents at end of period		**98.7**	76.6

Statement of Group Accounting Policies

for the 52 weeks ended 26 December 2006

General information

William Hill PLC is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is Greenside House, 50 Station Road, London N22 7TP.

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out below.

The Group has historically prepared its financial statements in accordance with UK Generally Accepted Accounting Practices (UK GAAP). A European Union (EU) Regulation issued in 2002 now requires the Group to report its results for the period ending 26 December 2006 in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission. The date of adoption and transition for the Group was the 29 December 2004 being the start of the period of comparative information.

At the date of authorisation of these Group financial statements, the following Standards and Interpretations which have not been applied in these Group financial statements were in issue but not yet effective:

IFRS 7 Financial instruments: disclosures;

IFRS 8 Operating segments;

IFRIC 7 Applying the restatement approach under IAS 29;

IFRIC 8 Scope of IFRS 2;

IFRIC 9 Reassessment of embedded derivatives;

IFRIC 10 Interim financial reporting and impairment;

IFRIC 11 IFRS 2: group and treasury share transactions; and

IFRIC 12 Service concession arrangements.

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.

Basis of accounting

The Group financial statements have been prepared in accordance with IFRS. The Group financial statements have also been prepared in accordance with IFRS adopted by the European Union and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

First-time adoption of International Financial Reporting Standards

The Group financial statements have been prepared in accordance with IFRS for the first time. The disclosures required by IFRS 1 'First-time Adoption of International Financial Reporting Standards' concerning the transition from UK GAAP to IFRS are given in note 37.

IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its Group financial statements. Under IFRS 1 the Group is required to establish its IFRS accounting policies as at 26 December 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 29 December 2004.

IFRS 1 provides a number of optional exceptions to this general principle. The most significant of these are set out below, together with a description in each case of whether an exception has been adopted by the Group.

Business combinations

The Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that took place before the 30 December 2003. As a result, in the opening balance sheet, goodwill arising from past business combinations amounting to £733.3m remains as stated under UK GAAP at 30 December 2003.

Employee benefits

The Group has recognised actuarial gains and losses in relation to employee benefit schemes at 29 December 2004. The Group has recognised actuarial gains and losses in full in the period in which they occur in the Statement of Recognised Income and Expense in accordance with the amendment to IAS 19 'Employee Benefits', issued on 16 December 2004.

Share-based payments

The Group has elected to apply IFRS 2 'Share-based Payment' to all relevant share-based payment transactions granted after 7 November 2002 that were unvested as of 1 January 2005.

Financial instruments

The Group has applied IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 that would enable the Group to only apply these standards from 28 December 2005.

General

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments. The principal accounting policies adopted are set out below.

Basis of consolidation

The Group financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 26 December 2006. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Business combination

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

Investment in associate

An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.

The results and assets and liabilities of associates are incorporated in these Group financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of the associates in excess of the Group's interest in those associates are not recognised.

Any excess of the cost of acquisition over the Group's share of the fair values of the identifiable net assets of the associate at the date of acquisition is recognised as goodwill. Any deficiency of the cost of acquisition below the Group's share of the fair values of the identifiable net assets of the associate at the date of acquisition (i.e. discount on acquisition) is credited in profit and loss in the period of acquisition.

Where a Group company transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate. Losses may provide evidence of an impairment of the asset transferred in which case appropriate provision is made for impairment.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable from customers and represents amounts receivable for goods and services that the Group is in business to provide, as set out below.

In the case of the LBO, telephone, interactive sportsbook businesses and online casino operations (including games on the online arcade and other numbers bets), revenue represents gains and losses from betting activity in the period. Open positions are carried at fair market value and gains and losses arising on this valuation are recognised in revenue, as well as gains and losses realised on positions that have closed.

Revenue from the online poker business reflects the net income ('rake') earned from poker games completed by the period end.

Revenue recognition (continued)

Amounts wagered represents the gross takings receivable from customers in respect of individual bets placed in the period on events for LBO, telephone and interactive sports businesses, net winnings on gaming activity completed by period end for AWP and online casinos and net income earned from poker games completed by period end.

In the case of the greyhound stadia, revenue represents income arising from the operation of the greyhound stadia in the period, including sales of refreshments and tote income.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable. Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Foreign currencies

Transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are included in net profit or loss for the period, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

In order to hedge its exposure to certain foreign exchange risks, the Group makes every effort to match its foreign currency assets and liabilities.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Finance costs

Finance costs of borrowings are recognised in the profit and loss account over the term of those borrowings at a constant rate on the carrying amount.

Government grants

Government grants relating to property, plant and equipment are treated as deferred income and released to profit and loss over the expected useful lives of the assets concerned.

Operating profit

Operating profit is stated after charging exceptional items and after the share of results of associates but before investment income and finance costs.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

Retirement benefit costs (continued)

For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested. The interest cost and the expected return on assets are included in finance costs and investment income as appropriate.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Land and buildings held for use in the supply of goods or services, or for administrative purposes, are stated in the balance sheet at their cost, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Fixtures and equipment are stated at cost less accumulated depreciation and any recognised impairment loss.

Depreciation is provided on all tangible fixed assets, other than freehold land, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Freehold buildings	–	50 years
Long leasehold properties	–	50 years
Short leasehold properties	–	over the unexpired period of the lease
Fixtures, fittings and equipment and motor vehicles	–	at variable rates between 3 and 10 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

Internally generated intangible assets – computer software and systems

Expenditure on initial investigation and design of computer software and systems is recognised as an expense in the period in which it is incurred.

Internally generated intangible assets – computer software and systems (continued)

An internally generated intangible asset arising from the Group's development of computer systems is recognised only if all of the following conditions are met:

- An asset is created that can be identified (such as software and new processes);
- It is probable that the asset created will generate future economic benefits; and
- The development cost of the asset can be measured reliably.

Internally generated intangible assets are amortised on a straight-line basis over their useful lives, generally between three and ten years. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Intangible assets – licences

Betting licences are recorded at cost or if arising in an acquisition at their fair value. They are judged to have an indefinite life and are accordingly not amortised but are subject to annual impairment reviews. The directors consider that the Group's licences have an indefinite life due to: the fact that the Group is a significant operator in a well established market; the proven and sustained demand for bookmaking services; the operation of current law that acts as a barrier to entry for new entrants; and the Group's track record of successfully renewing its betting permits and licences.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its goodwill, tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows, which are based on the budgeted figures for the following year and subsequently an annual growth rate of 2.4%, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories represent stocks of consumables in stores and goods for resale within the greyhound stadia. They are stated at the lower of cost and net realisable value.

Share-based payments

The Group has applied the requirements of IFRS 2 'Share-based Payment' from 31 December 2003. In accordance with the transition provisions included in IFRS 2, its provisions have been applied to all grants after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity-settled share-based payments to certain employees and operates an Inland Revenue approved Save As You Earn (SAYE) share option scheme open to all eligible employees which allows the purchase of shares at a discount. The cost to the Group of share-based payment plans is measured at fair value at the date of grant. Fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Fair value is measured by use of the Black-Scholes-Merton pricing formula. The expected life used in the model has been adjusted, based on management's best estimates, for the effects of non-transferability, exercise restrictions and behavioural considerations. Where relevant, the value of the option has also been adjusted to take into account any market conditions applicable to the option.

Further descriptions of the Group's share-based payment plans are given in note 34.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term bank deposits held by the Group with an original maturity of three months or less.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their fair value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liability and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using the effective interest method. Any accrued finance costs are included in accruals and deferred income within trade and other payables.

Trade payables

Trade payables are not interest-bearing and are stated at their fair value.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting

The Group's activities expose it primarily to the financial risks of changes in interest rates and foreign currency exchange rates. The Group uses interest rate swap and collar contracts to hedge its interest rate exposure and retains cash balances in foreign currencies matched against its foreign currency liabilities (client deposit accounts) to hedge its exposure to foreign currency exchange rates. The Group does not use derivative financial instruments for speculative purposes.

The use of financial derivatives is governed by the Group's policies approved by the board of directors, which provide written principles on the use of financial derivatives.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

Bets are carried at fair market value as they meet the definition of a derivative. The resulting gains and losses from bets are included in revenue. Assets or liabilities resulting from open positions are reported gross in financial assets and financial liabilities under the term "Derivative financial instruments".

Provisions

Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to affected parties.

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

1. Revenue

An analysis of the Group's revenue is as follows:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Rendering of services and revenue as disclosed in the consolidated income statement	**894.2**	805.3
Other operating income	**6.3**	5.9
Interest on bank deposits	**2.9**	2.5
Total revenue as defined in IAS 18	**903.4**	813.7

2. Segment information

For management purposes, the Group is currently organised into three operating divisions – Retail, Telephone and Interactive. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the 52 weeks ended 26 December 2006:

	Retail £m	Telephone £m	Interactive £m	Other £m	Corporate £m	Group £m
Amounts wagered	11,486.0	659.9	1,060.3	29.7	–	13,235.9
Payout	(10,787.1)	(602.4)	(929.8)	(22.4)	–	(12,341.7)
Revenue	**698.9**	**57.5**	**130.5**	**7.3**	**–**	**894.2**
GPT, duty, levies and other cost of sales	(120.5)	(12.9)	(26.0)	(0.9)	–	(160.3)
Gross profit	578.4	44.6	104.5	6.4	–	733.9
Depreciation	(23.5)	(0.7)	(4.9)	(0.2)	(0.5)	(29.8)
Other administrative expenses	(329.0)	(27.2)	(38.1)	(6.8)	(14.4)	(415.5)
Share of result of associate	–	–	–	–	3.6	3.6
Operating profit/(loss)	**225.9**	**16.7**	**61.5**	**(0.6)**	**(11.3)**	**292.2**
Investment income	–	–	–	–	13.0	13.0
Finance costs	–	–	–	–	(69.8)	(69.8)
Profit/(loss) before tax	**225.9**	**16.7**	**61.5**	**(0.6)**	**(68.1)**	**235.4**
Balance sheet information						
Total assets	1,360.9	95.8	127.1	18.9	104.8	1,707.5
Total liabilities	(54.7)	(4.4)	(26.6)	(0.5)	(1,430.8)	(1,517.0)
Investment in associate	–	–	–	–	5.3	5.3
Capital additions	52.5	9.1	9.1	–	1.0	71.7

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

2. Segment information (continued)

Business segment information for the 52 weeks ended 27 December 2005:

	Retail £m	Telephone £m	Interactive £m	Other £m	Corporate £m	Group £m
Amounts wagered	9,285.5	605.8	826.0	28.8	–	10,746.1
Payout	(8,664.5)	(552.4)	(702.7)	(21.2)	–	(9,940.8)
Revenue	**621.0**	**53.4**	**123.3**	**7.6**	**–**	**805.3**
GPT, duty, levies and other cost of sales	(136.3)	(13.8)	(23.0)	(1.0)	–	(174.1)
Gross profit	484.7	39.6	100.3	6.6	–	631.2
Depreciation	(17.4)	(1.3)	(1.8)	(0.4)	(0.7)	(21.6)
Other administrative expenses	(285.7)	(25.3)	(37.3)	(6.3)	(12.6)	(367.2)
Share of result of associate	–	–	–	–	2.6	2.6
Exceptional items	(23.9) [a]	–	–	–	(3.0)	(26.9)
Operating profit/(loss)	**157.7**	**13.0**	**61.2**	**(0.1)**	**(13.7)**	**218.1**
Investment income	–	–	–	–	11.1	11.1
Finance costs	–	–	–	–	(54.6)	(54.6)
Profit/(loss) before tax	**157.7**	**13.0**	**61.2**	**(0.1)**	**(57.2)**	**174.6**
Balance sheet information						
Total assets	1,316.9	87.0	120.3	14.8	86.5	1,625.5
Total liabilities	(208.5)	(4.8)	(20.4)	(0.5)	(1,142.7)	(1,376.9)
Investment in associate	–	–	–	–	3.4	3.4
Capital additions	46.6	2.1	3.6	–	1.0	53.3

a Included in £23.9m of exceptional items relating to the Retail channel are asset impairments of £5.4m in respect of technology and fascia assets acquired as part of Stanley Retail but of limited subsequent value to the integrated Group.

The Retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include corporation and deferred tax, net borrowings, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on an arbitrary basis. Included within total assets by segment are £681.0m, £80.4m, £97.2m and £7.1m (27 December 2005 – £681.0m, £80.4m, £97.2m and £7.1m), which relates to goodwill allocated to the Retail, Telephone, Interactive and Stadia operations respectively.

There are no inter-segmental sales within the Group.

In accordance with IAS 14 'Segment Reporting', segment information by geographical location is not presented as the Group's revenue and profits arise primarily from customers in the United Kingdom with significantly less than 10% (the minimum required by IAS 14 to necessitate disclosure) of revenue and profits generated from customers outside of this jurisdiction. Similarly, only a small portion of the Group's net assets is located outside of the United Kingdom.

3. Exceptional items

Exceptional items are those items the Group considers to be one-off or material in nature that should be brought to the readers' attention.

Exceptional operating costs are as follows:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Costs of implementation of EPOS and text systems[1]	–	7.4
Costs of integration of Stanley Retail acquisition[2]	–	19.0
Costs of aborted return of capital scheme[3]	–	3.0
Profit on sale of LBOs disposed[4]	–	(2.5)
	–	26.9

[1] Costs arose from the roll out of electronic point of sale and text systems across the LBO network and primarily encompass training and consultancy costs.

[2] Costs arose from the due diligence on and the integration of Stanley Retail and comprise primarily external consultancy costs, redundancy and related staff costs and asset impairments.

[3] Costs represent professional fees incurred in respect of an aborted plan to return capital.

[4] Gain made on the disposal of the 12 William Hill LBOs, as part of the sale of 76 LBOs undertaken after the Office of Fair Trading review of the purchase of Stanley Retail.

Exceptional interest costs are as follows:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Write off of previously capitalised bank facility fee	–	2.3
Breakage fee	–	0.1
	–	2.4

Following the negotiation of new banking arrangements and the consequent repayment of the old bank facility, the unamortised costs of £2.3m associated with the old facility were written off in the period ended 27 December 2005.

Exceptional tax charges are as follows:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Capital gain on disposal of 76 LBOs[1]	–	7.1
Tax relief expected in respect of exceptional operating and interest costs	–	(6.5)
	–	0.6

[1] Due to the accounting rules governing the subsequent disposal of acquired operations, the income statement bears the full tax charge relating to the capital gain on the disposal of 76 LBOs, while the gain on disposal is only recognised in the income statement in respect of the sale of the 12 William Hill shops. The net proceeds of the remaining 64 Stanley Retail LBOs have been used to determine fair values and hence have been reflected through adjusted intangibles recognised.

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

4. Share of results of associate

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Share of profit after taxation in associated undertaking	**3.6**	2.6

The above represents the Group's share of the operating profit of Satellite Information Services (Holdings) Limited (note 15).

5. Operating profit

Operating profit has been arrived at after charging:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Net foreign exchange (gains)/losses	**(0.1)**	0.2
Depreciation of property, plant and equipment[1]	**27.1**	24.3
Depreciation of software	**2.7**	2.7
Staff costs (note 6)	**214.1**	218.0

[1] Included within the prior years charge for depreciation of property, plant and equipment of £24.3m is a £5.4m impairment in respect of technology and fascia assets acquired as part of Stanley Retail but of limited subsequent value to the integrated Group. The impairment charge is incorporated within the exceptional costs relating to the integration of Stanley Retail (note 3)

In accordance with Statutory Instrument 2005 No.2417, fees payable to Deloitte & Touche LLP and their associates are shown below:

	Category[1]	**52 weeks ended 26 December 2006 £m**	52 weeks ended 27 December 2005 £m
Fees payable to the Company's auditor for the audit of the Company's annual accounts		**0.2**	0.2
Fees payable to the Company's auditor and its associates for other services:			
The audit of the Company's subsidiaries, pursuant to legislation	1	**0.1**	0.1
Other services pursuant to legislation	2	–	0.2
Tax services	3	**0.4**	0.2
Services related to corporate finance transactions entered into	9	–	0.3
All other services	10	–	0.6
Total fees payable to Deloitte & Touche		**0.7**	1.6

[1] Fees are broken down by category in accordance with Statutory instrument 2005 No.2417 The Companies (Disclosure of Auditor Remunerations) 2005 Schedule 2 Regulation 4(3)Costs.

Deloitte & Touche LLP does not provide services for the Group's pension schemes.

The audit fees payable to Deloitte & Touche LLP are reviewed by the Audit Committee to ensure such fees are competitive. The Committee sets the policy for awarding non-audit work to the auditors and reviews the nature and extent of such work and related fees in order to ensure that independence is maintained. The fees disclosed above consolidate all payments made to Deloitte & Touche LLP by the Company and its subsidiaries.

6. Staff costs

The average monthly number of persons employed, including directors, during the period was 13,952 (52 weeks ended 27 December 2005 – 13,174) all of whom are engaged in the administration and provision of betting and gaming services and the operation of stadia. Their aggregate remuneration comprised:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Wages and salaries	**204.7**	194.0
Social security costs	**17.4**	14.1
Other pension costs (note 35)	**(8.0)**	9.9
	214.1	218.0

Included in Other pension costs is £16.7m relating to actuarial gains (52 weeks ended 27 December 2005 – £1.6m loss), which have been credited to the Statement of Recognised Income and Expense.

7. Investment income

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Interest on bank deposits	**2.9**	2.5
Expected return on pension scheme assets	**10.1**	8.6
	13.0	11.1

8. Finance costs

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Interest payable and similar charges:		
Bank loans and overdrafts	**57.8**	41.5
Amortisation of finance costs	**1.3**	1.0
	59.1	42.5
Exceptional interest costs (note 3)	**–**	2.4
Net interest payable	**59.1**	44.9
Interest on pension scheme liabilities	**10.7**	9.7
	69.8	54.6

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

9. Tax on profit on ordinary activities

The tax charge comprises:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
UK corporation tax at 30%	**66.5**	51.4
UK corporation tax – prior periods	**(6.4)**	–
Overseas tax	–	0.5
Total current tax charge	**60.1**	51.9
Deferred tax – origination and reversal of timing differences (note 24)	**8.5**	9.6
Total tax on profit on ordinary activities	**68.6**	61.5

The effective tax rate in respect of ordinary activities before exceptional costs and excluding associate income is 29.6% (52 weeks ended 27 December 2005 – 29.5%). There were no exceptional items in the period and therefore the effective tax rate in respect of ordinary activities after exceptional items was 29.6% (52 weeks ended 27 December 2005 – 35.7%). The current period's charge is lower than the statutory rate of 30% due to adjustments in relation to prior periods. The prior period rate after exceptional items was higher than the statutory rate of 30% due to:

- Chargeable gains arising on the sale of the Stanley Retail LBOs being treated as part of the tax charge whereas for accounting purposes the gains are dealt with in arriving at goodwill; and
- The Group incurred a number of expenses on which it did not get tax relief.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	52 weeks ended 26 December 2006		52 weeks ended 27 December 2005	
	£m	**%**	£m	%
Profit before tax	**235.4**		174.6	
Less: share of associate income	**(3.6)**		(2.6)	
	231.8	**100.0**	172.0	100.0
Tax on Group profit at standard UK corporation tax rate of 30%	**69.5**	**30.0**	51.6	30.0
Adjustment in respect of prior periods	**(3.0)**	**(1.3)**	–	–
Permanent differences	**2.1**	**0.9**	3.5	2.0
Tax on profits credited against goodwill	–	–	6.4	3.7
Total tax charge	**68.6**	**29.6**	61.5	35.7

The Group earns its profits primarily in the UK, therefore the tax rate used for tax on profit on ordinary activities is the standard rate for UK corporation tax, currently 30%.

10. Dividends proposed and paid

	26 December 2006 Per share	27 December 2005 Per share	26 December 2006 £m	27 December 2005 £m
Equity shares:				
– current year interim dividend paid	**7.25p**	6.1p	**25.6**	23.5
– prior year final dividend paid	**12.2p**	11.0p	**45.3**	43.1
	19.45p	17.1p	**70.9**	66.6
Proposed dividend	**14.5p**	12.2p	**51.2**	46.1

The proposed final dividend of 14.5p will, subject to shareholder approval, be paid on 5 June 2007 to all shareholders on the register on 27 April 2007. In line with the requirements of IAS 10 – 'Events after the Balance Sheet Date', this dividend has not been recognised within these results.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 26 December 2006, the trust held 0.4m ordinary shares. In addition, the Company does not pay dividends on the 8.7m shares held in treasury. The Company estimates that 352.5m shares will qualify for the final dividend.

11. Earnings per share

The earnings per share figures for the respective periods are as follows:

	52 weeks ended 26 December 2006 Pence	52 weeks ended 27 December 2005 Pence
Basic – adjusted	**45.5**	36.6
Basic	**45.5**	29.0
Diluted	**44.9**	28.6

An adjusted earnings per share, based on profit for the prior period before exceptional items, has been presented in order to highlight the underlying performance of the Group.

The calculation of the basic and diluted earnings per share is based on the following data:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Profit after tax for the financial period	**166.8**	113.1
Exceptional items – operating expenses	**–**	26.9
Exceptional items – interest	**–**	2.4
Exceptional items – tax charge	**–**	0.6
Profit after tax for the financial period before exceptional items	**166.8**	143.0

	Number (m)	Number (m)
Weighted average number of ordinary shares for the purposes of basic earnings per share	**366.7**	390.5
Effect of dilutive potential ordinary shares:		
Employee share awards and options	**4.7**	5.5
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**371.4**	396.0

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

11. Earnings per share (continued)

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares by 10.4m in the 52 weeks ended 26 December 2006 (52 weeks ended 27 December 2005 – 12.7m).

12. Intangible assets

	Goodwill £m	Licence value £m	Computer software £m	Total £m
Cost:				
At 29 December 2004	733.3	3.9	16.4	753.6
Additions	–	1.9	2.1	4.0
Acquired on acquisition of subsidiary	134.1	447.0	–	581.1
Disposal of 12 LBOs	(1.7)	–	–	(1.7)
At 28 December 2005	865.7	452.8	18.5	1,337.0
Additions	–	1.9	10.8	12.7
At 26 December 2006	865.7	454.7	29.3	1,349.7
Accumulated amortisation:				
At 29 December 2004	–	–	1.6	1.6
Charge for the period	–	–	2.7	2.7
At 28 December 2005	–	–	4.3	4.3
Charge for the period	–	–	2.7	2.7
At 26 December 2006	–	–	7.0	7.0
Net book value:				
At 26 December 2006	**865.7**	**454.7**	**22.3**	**1,342.7**
At 27 December 2005	865.7	452.8	14.2	1,332.7

The amortisation period for the Group's computer software is between three and ten years. The use of a ten-year life in respect of some of the software is supported by warranties written into the relevant software supply contract.

Licences are judged to have an indefinite life and are accordingly not amortised but are subject to annual impairment reviews. The directors consider that the Group's licences have an indefinite life due to: the fact that the Group is a significant operator in a well established market; the proven and sustained demand for bookmaking services; the operation of current law that acts as a barrier to entry for new entrants; and the Group's track record of successfully renewing its betting permits and licences.

13. Property, plant and equipment

	Land and buildings £m	Fixtures, fittings and equipment £m	Motor vehicles £m	Total £m
Cost:				
At 29 December 2004	139.1	80.3	4.2	223.6
Additions	20.7	29.3	1.2	51.2
Acquisition of subsidiary undertaking	41.3	2.6	–	43.9
Disposals	(0.7)	(2.6)	(1.0)	(4.3)
At 28 December 2005	200.4	109.6	4.4	314.4
Additions	37.2	21.8	1.9	60.9
Disposals	(5.1)	(1.1)	(1.1)	(7.3)
At 26 December 2006	232.5	130.3	5.2	368.0
Accumulated depreciation:				
At 29 December 2004	52.3	64.6	2.5	119.4
Charge for the period	11.1	12.3	0.9	24.3
Disposals	(0.6)	(2.3)	(0.9)	(3.8)
At 28 December 2005	62.8	74.6	2.5	139.9
Charge for the period	15.8	10.3	1.0	27.1
Disposals	(4.4)	(0.6)	(1.0)	(6.0)
At 26 December 2006	74.2	84.3	2.5	161.0
Net book value:				
At 26 December 2006	**158.3**	**46.0**	**2.7**	**207.0**
At 27 December 2005	137.6	35.0	1.9	174.5

The net book value of land and buildings comprises:

	26 December 2006 £m	27 December 2005 £m
Freehold	**50.3**	52.2
Long leasehold	**8.0**	8.6
Short leasehold	**100.0**	76.8
	158.3	137.6

Out of the total net book value of land and buildings, £3.6m (27 December 2005 – £2.1m) relates to administration buildings and the remainder represents licensed betting offices. The gross value of assets on which depreciation is not provided amounts to £7.8m representing freehold land (27 December 2005 – £7.6m).

The carrying amount of the Group's fixtures, fittings and equipment includes an amount of £2.1m (27 December 2005 – £nil) in respect of assets held under finance leases.

At 26 December 2006, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to £13.3m (27 December 2005 – £21.5m).

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

14. Subsidiaries

The principal subsidiaries of the Company, their country of incorporation, ownership of their share capital and the nature of their trade are listed below:

	Country of incorporation	Proportion of all classes of issued share capital owned by the Company	Nature of trade
Directly owned:			
William Hill Holdings Limited	Great Britain	100%	Holding company
Held through intermediate companies:			
William Hill Investments Limited	Great Britain	100%	Holding company
Will Hill Limited	Great Britain	100%	Holding company
Windsors (Sporting Investments) Limited	Great Britain	100%	Holding company
Camec Limited	Great Britain	100%	Betting services
William Hill Organization Limited	Great Britain	100%	Betting services
William Hill (Course) Limited	Great Britain	100%	Betting services
William Hill Credit Limited	Great Britain	100%	Betting services
William Hill (North Eastern) Limited	Great Britain	100%	Betting services
William Hill (North Western) Limited	Great Britain	100%	Betting services
William Hill (Southern) Limited	Great Britain	100%	Betting services
William Hill (Football) Limited	Great Britain	100%	Betting services
William Hill (Strathclyde) Limited	Great Britain	100%	Betting services
William Hill (Caledonian) Limited	Great Britain	100%	Betting services
William Hill (Grampian) Limited	Great Britain	100%	Betting services
William Hill (London) Limited	Great Britain	100%	Betting services
William Hill (Midlands) Limited	Great Britain	100%	Betting services
William Hill (Scotland) Limited	Great Britain	100%	Betting services
William Hill (Western) Limited	Great Britain	100%	Betting services
William Hill (Essex) Limited	Great Britain	100%	Betting services
Camec (Provincial) Limited	Great Britain	100%	Betting services
Camec (Scotland) Limited	Great Britain	100%	Betting services
Camec (Southern) Limited	Great Britain	100%	Betting services
Laystall Limited	Great Britain	100%	Betting services
Brooke Bookmakers Limited	Great Britain	100%	Betting services
James Lane Group Limited	Great Britain	100%	Betting services
Arena Racing Limited	Great Britain	100%	Betting services
Transdawn Limited	Great Britain	100%	Betting services
Willstan Racing Limited	Great Britain	100%	Betting services
Willstan Racing (Ireland) Limited	Republic of Ireland	100%	Betting services
Willstan Limited	Northern Ireland	100%	Betting services
BJ O'Connor Limited	Jersey	100%	Betting services
Willstan (IOM) Limited	Isle Of Man	100%	Betting services
The Regal Sunderland Stadium Limited	Great Britain	100%	Stadium operation
Team Greyhounds (Brough Park) Limited	Great Britain	100%	Stadium operation
William Hill Casino NV	Netherland Antilles	100%	On-line casino
William Hill Online NV	Netherland Antilles	100%	On-line casino

The proportion of voting rights held is the same as the proportion of shares held.

15. Interests in associate

	Goodwill £m	Provision for impairment of goodwill £m	Share of net assets £m	Total £m
At 29 December 2004	24.0	(24.0)	2.9	2.9
Share of profit before taxation	–	–	3.6	3.6
Share of interest	–	–	0.1	0.1
Share of taxation	–	–	(1.1)	(1.1)
Dividend received	–	–	(2.1)	(2.1)
At 28 December 2005	24.0	(24.0)	3.4	3.4
Share of profit before taxation	–	–	5.2	5.2
Share of interest	–	–	0.1	0.1
Share of taxation	–	–	(1.7)	(1.7)
Share buyback	–	–	(1.7)	(1.7)
At 26 December 2006	**24.0**	**(24.0)**	**5.3**	**5.3**

At 26 December 2006 William Hill Organization Limited, a principal subsidiary of the Company, held an investment of *20.95%* (27 December 2005 – 19%) of the ordinary share capital of Satellite Information Services (Holdings) Limited (SIS), a company incorporated in Great Britain. William Hill Organization Limited's shareholding has increased in the period from 19% to 20.95% due to SIS repurchasing and cancelling a portion of its ordinary share capital. The investment has been accounted for as an associated undertaking using the equity method and the change in the Group's share of its net assets is shown above.

The SIS group of companies provides real time pre-event information and results, as well as live coverage of horse racing, greyhound racing and certain numbers draws, via satellite. The statutory financial statements of SIS are prepared to the year ending 31 March. The consolidated figures above are based on management accounts for the calendar year 2006.

A provision was made in 1999 against goodwill relating to the acquisition of shares in SIS to recognise impairment in the carrying value.

The following financial information relates to SIS:

	26 December 2006 £m	27 December 2005 £m
Total assets	**58.5**	46.9
Total liabilities	**(32.8)**	(28.8)
Total revenue	**144.9**	126.9
Total profit after tax	**16.3**	13.2

William Hill Organization Limited also holds directly or indirectly 33% of the entire share capital of Lucky Choice Limited and of 49's Limited. These companies were formed for the purpose of promoting and publicising certain numbers betting formats. In the opinion of the directors, the results of these companies are not material to the results of the Group. Consequently, the investments have been stated at cost and have not been accounted for under the equity method, which would normally be appropriate for an associated undertaking.

16. Inventories

	26 December 2006 £m	27 December 2005 £m
Raw materials, consumables and bar stocks	**0.5**	0.4

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

17. Other financial assets

Trade and other receivables

Trade and other receivables comprise:

	26 December 2006 £m	27 December 2005 £m
Trade debtors	3.5	2.7
Other debtors	0.5	2.2
Prepayments	26.4	15.5
	30.4	20.4

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term bank deposits held by the Group with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

Credit risk

The Group's principal financial assets are bank balances and cash and trade and other receivables, which represent the Group's maximum exposure to credit risk in relation to financial assets. The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

18. Trade and other payables

Trade and other payables comprise:

	26 December 2006 £m	27 December 2005 £m
Trade creditors	37.4	29.1
Other creditors	4.9	5.6
Accruals and deferred income	66.3	44.8
	108.6	79.5

The average credit period taken for trade purchases is 19 days (27 December 2005 – 19 days).

The directors consider that the carrying amount of trade payables approximates to their fair value.

Included in trade creditors is an amount of £18.7m (27 December 2005 – £16.0m) in respect of amounts due to clients, representing deposits received and customer winnings. This is offset by an equivalent amount of client funds held, which is included in cash at bank and in hand.

19. Borrowings

	26 December 2006 £m	27 December 2005 £m
Due in less than one year:		
Obligations under finance leases (note 20)	**0.9**	–
Due in more than one year:		
Obligations under finance leases (note 20)	**1.2**	–
Bank loans (note 21)	**1,140.0**	1016.1
	1,141.2	1,016.1
Total borrowings	**1,142.1**	1,016.1

20. Obligations under finance leases

Future minimum lease payments under finance leases, together with the present value of the net minimum lease payments are as follows:

	Minimum lease payments		Present value of minimum lease payments	
	26 December 2006 £m	27 December 2005 £m	26 December 2006 £m	27 December 2005 £m
Amounts payable under finance leases:				
Within one year	**0.9**	–	**0.9**	–
In the second to fifth years inclusive	**1.3**	–	**1.2**	–
After five years	–	–	–	–
	2.2	–	**2.1**	–
Less: future finance charges	**(0.1)**	–	–	–
Present value of lease obligations	**2.1**	–	**2.1**	–
Less: amounts due within one year	**(0.9)**	–	**(0.9)**	–
Amounts due after more than one year	**1.2**	–	**1.2**	–

The Group has finance leases for various items of plant, equipment, fixtures and fittings. The interest rate inherent in the leases is fixed at the contract date for all of the lease term. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. The average effective interest rate contracted approximates 4.6% (2005 – nil) per annum.

The fair value of the Group's lease obligations approximate to their carrying value.

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

21. Bank overdrafts and loans

	26 December 2006 £m	27 December 2005 £m
Bank loans	**1,145.0**	1,020.0
The borrowings are repayable as follows:		
On demand or within one year	**–**	–
In the second year	**–**	–
In the third to fifth years inclusive	**1,145.0**	1,020.0
	1,145.0	1,020.0
Less: expenses relating to loan	**(5.0)**	(3.9)
	1,140.0	1,016.1
Less: amount due for settlement within 12 months (shown under current liabilities)	**–**	–
Amount due for settlement after 12 months	**1,140.0**	1,016.1

Bank loans

	52 weeks ended 26 December 2006 %	52 weeks ended 27 December 2005 %
The weighted average interest rates paid were as follows:		
Bank loans	**5.4**	5.5

At 26 December 2006, the Group had total bank facilities of £1,450m available to it under two facilities agreements. The first facility is for a total commitment of £1,200m, and is split into two tranches:

- Tranche A comprising a term loan of £600m repayable on 1 March 2010; and
- Tranche B comprising a revolving facility of £600m available until 1 March 2010.

The second facility agreement is for a term loan of £250m, which is repayable on 30 July 2011.

Mandatory repayments are required to be made under the terms of both sets of loan documentation, including, but not limited to, the net proceeds of certain asset sales. The maturity profile above is analysed on the basis of calendar years from the balance sheet date.

The borrowings drawn down under the £1,200m facility agreement bear interest at a variable margin of between 0.4% and 0.75% above LIBOR, dependent on certain financial ratios. The applicable margin at 26 December 2006 was 0.525%.

A commitment fee of 37.5% of the applicable margin is payable on the undrawn element of the revolving facility. The revolving facility drawn down at 26 December 2006 was £295m (27 December 2005 – £420m).

The £250m borrowings under the second facility agreement bear interest at a fixed margin of 0.90% above LIBOR.

The facilities are secured by guarantees given by the Company and certain of its subsidiaries.

Overdraft facility

At 26 December 2006, the Group had an overdraft facility with National Westminster Bank plc of £5.0m (27 December 2005 – £5.0m). The balance of this facility at 26 December 2006 was £nil (27 December 2005 – £nil).

Fair value of loans and facilities

It is the directors' opinion that due to the floating nature of the Group's borrowings and the proven cash generation capability of the Group, there is no significant difference between book and fair value of the Group's bank facilities and other borrowings.

22. Derivatives and other financial instruments

	26 December 2006 £m	27 December 2005 £m
Antepost bets	(5.6)	(5.9)
Amortised cost of swaps and collars	1.0	-
Unrealised value of swaps and collars	13.4	(1.6)
	8.8	(7.5)

The above table, analysing the different types of derivative financial instruments, has offset the assets and liabilities. The following is the analysis of the derivative financial instruments (after offset) for financial reporting purposes:

	26 December 2006 £m	27 December 2005 £m
Derivative financial instruments – assets	14.4	-
Derivative financial instruments – liabilities	(5.6)	(7.5)
	8.8	(7.5)

Antepost bets

Antepost bets are a liability arising from an open position at the balance sheet date in accordance with the Group's accounting policy for derivative financial instruments.

Interest rate hedging arrangements

The Group uses interest rate swaps and collars to manage its exposure to interest rate movements on its bank borrowings.

The Group has entered into a number of interest rate swap arrangements as at 26 December 2006 under which the LIBOR element of the interest payable is swapped for fixed rate payments. The notional principal hedged under these swaps varies between £455m and £125m over the period to 31 December 2011. At 26 December 2006 the notional principal hedged under these arrangements was £340m. The fixed interest rate under the swaps varies from 4.4% to 5.35%.

In addition the Group has also entered into interest rate collars arrangements expiring between 31 December 2009 and 31 December 2011 under which the floating LIBOR rate is capped at rates between 4.75% and 5.5% with floors of between 3.75% and 4.50%. The notional principal amount hedged under these arrangements varies between £440m and £125m. At 26 December 2006 the notional principal amount under the Group's interest rate collars was £340m.

The fair value of swaps and collars entered into at 26 December 2006 is estimated as an asset of £14.4m (27 December 2005 liability – £1.6m). Derivative pricing models have been used to calculate these fair values. All of these interest rate swaps are designated and effective as cash flow hedges and the fair value thereof has been deferred in equity. An amount of £0.7m (52 weeks ended 27 December 2005 – £1.4m) has been paid in respect of hedged interest payments made in the period.

Currency risk

The main functional currency of the Group is sterling. A number of transactions are conducted in other currencies which give rise to monetary assets and liabilities denominated in other currencies. None of these currency amounts are considered material enough to disclose separately.

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

22. Derivatives and other financial instruments (continued)

Net foreign currency monetary liabilities at 26 December 2006:

	Net foreign currency liabilities		
	Sterling £m	**Other currencies £m**	**Total £m**
Functional currency:			
Sterling	–	(2.1)	(2.1)
Other currencies	(0.1)	–	(0.1)
	(0.1)	(2.1)	(2.2)

Net foreign currency monetary assets/(liabilities) at 27 December 2005:

	Net foreign currency assets/(liabilities)		
	Sterling £m	Other currencies £m	Total £m
Functional currency:			
Sterling	–	(3.9)	(3.9)
Other currencies	0.1	–	0.1
	0.1	(3.9)	(3.8)

23. Long term provisions

	£m
At 29 December 2004	–
Provided in period	19.0
Acquisition	1.4
Utilised	(12.9)
At 28 December 2005	7.5
Utilised	(7.5)
At 26 December 2006	–

The provisions related to the costs of integrating the Stanley Retail acquisition.

24. Deferred tax

The following are the major deferred tax (liabilities) and assets recognised by the Group and movements thereon during the current and prior period:

	At 28 December 2005 £m	Acquired during period £m	Amount credited/ (charged) to income £m	Amount (charged) to statement of of recognised income and expenses £m	At 26 December 2006 £m
Accelerated capital allowances	(7.2)	–	(6.2)	–	**(13.4)**
Retirement benefit obligations	14.8	–	(2.3)	(5.0)	**7.5**
Licences	(135.1)	–	–	–	**(135.1)**
Share remuneration	1.6	–	(0.6)	–	**1.0**
Derivatives	0.5	–	–	(4.5)	**(4.0)**
Tax losses	0.6	–	(0.6)	–	**–**
Properties acquired via business combinations	(18.0)	–	1.2	–	**(16.8)**
	(142.8)	–	(8.5)	(9.5)	**(160.8)**

	At 29 December 2004 £m	Acquired during period £m	Amount credited/ (charged) to income £m	Amount credited/ (charged) to statement of of recognised income and expenses £m	At 27 December 2005 £m
Accelerated capital allowances	(1.2)	(2.0)	(4.0)	–	(7.2)
Held over gains	(0.1)	–	0.1	–	–
Retirement benefit obligations	16.6	–	(2.3)	0.5	14.8
Licences	(1.0)	(134.1)	–	–	(135.1)
Share remuneration	0.7	0.1	0.8	–	1.6
Derivatives	0.8	–	–	(0.3)	0.5
Tax losses	6.5	–	(5.9)	–	0.6
Properties acquired via business combinations	(13.8)	(5.9)	1.7	–	(18.0)
	8.5	(141.9)	(9.6)	0.2	(142.8)

The current rate of UK corporation tax of 30% has been used to calculate the amount of deferred tax.

Certain deferred tax assets and liabilities have been offset in the above analysis. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	26 December 2006 £m	27 December 2005 £m
Deferred tax liabilities	**(169.3)**	(160.3)
Deferred tax assets	**8.5**	17.5
	(160.8)	(142.8)

Temporary differences arising in connection with interests in the associate are insignificant.

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

25. Called-up share capital

	26 December 2006 Number of shares	26 December 2006 £m	27 December 2005 Number of shares	27 December 2005 £m
Authorised – ordinary shares of 10p each	**800,000,000**	**80.0**	800,000,000	80.0
Called-up, allotted and fully paid – ordinary shares of 10p each				
At start of period	**390,738,991**	**39.1**	404,881,389	40.5
Shares cancelled	**(29,107,738)**	**(2.9)**	(14,142,398)	(1.4)
At end of period	**361,631,253**	**36.2**	390,738,991	39.1

The shares were cancelled during the period as part of the Company's share buy back programme.

The Company has one class of ordinary shares, which carry no right to fixed income.

26. Share premium

	£m
At 29 December 2004, 28 December 2005 and 26 December 2006	**311.3**

The share premium reserve records the excess of the cash actually received on the issue of shares over the nominal amount of the share capital issued.

27. Capital redemption reserve

	£m
At 29 December 2004	1.7
Shares cancelled (note 25)	1.4
At 28 December 2005	3.1
Shares cancelled (note 25)	2.9
At 26 December 2006	**6.0**

The capital redemption reserve arose on the cancellation of previously issued shares and represents the nominal value of those shares cancelled.

28. Merger reserve

	£m
At 29 December 2004, 28 December 2005 and 26 December 2006	**(26.1)**

The merger reserve arose following a group reorganisation in 2002 in preparation for the flotation of the Company.

29. Own shares

	£m
At 29 December 2004	(59.3)
Transfer of own shares to recipients	1.8
At 28 December 2005	(57.5)
Transfer of own shares to recipients	10.6
At 26 December 2006	**(46.9)**

Own shares held at 26 December 2006 amounting to £46.9m comprise 8.7m shares (nominal value – £0.9m) held in treasury purchased for £46.4m and 0.4m shares (nominal value – £0.04m) held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £0.5m. The shares held in treasury were purchased at a weighted average price of £5.32. At 26 December 2006 the total market value of own shares held in treasury and in the Trust was £58.0m.

30. Hedging

	£m
At 29 December 2004	(1.7)
Change in fair value of hedging derivatives	(0.5)
Transfer to income	1.4
Deferred tax arising	(0.3)
At 28 December 2005	(1.1)
Change in fair value of hedging derivatives	14.3
Transfer to income	0.7
Deferred tax arising	(4.5)
At 26 December 2006	**9.4**

The hedging reserve records the movements on derivative fair values, where movements on the fair value of those derivatives have qualified to be deferred to equity.

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

31. Retained earnings

	£m
At 28 December 2004	9.9
Dividends paid (note 10)	(66.6)
Net profit for the period	113.1
Actuarial loss recognised in the pension scheme	(1.6)
Deferred tax arising thereon	0.5
Shares purchased and cancelled	(78.6)
Expense recognised in respect of share remuneration	2.2
Movements on reserves due to transfer of own shares to recipients	0.9
At 28 December 2005	(20.2)
Dividends paid (note 10)	(70.9)
Net profit for the period	166.8
Actuarial gain recognised in the pension scheme	16.7
Deferred tax arising thereon	(5.0)
Shares purchased and cancelled	(178.4)
Expense recognised in respect of share remuneration	3.0
SIS share buyback	(1.7)
Movements on reserves due to transfer of own shares to recipients	(9.7)
At 26 December 2006	**(99.4)**

32. Notes to the cash flow statement

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Operating profit	**292.2**	218.1
Adjustments for:		
Share of result of associate	**(3.6)**	(2.6)
Depreciation of property, plant and equipment	**27.1**	24.3
Depreciation of computer software	**2.7**	2.7
Gain on disposal of property, plant and equipment	**(0.5)**	(0.2)
Gain on disposal of LBOs	**(4.0)**	(2.5)
Cost charged in respect of share remuneration	**3.0**	2.2
Defined benefit pension cost less cash contributions	**(8.1)**	(8.7)
Movement in provisions	**(7.5)**	7.2
Operating cash flows before movements in working capital	**301.3**	240.5
Increase in inventories	**(0.1)**	–
Increase in receivables	**(11.0)**	(1.6)
Increase in payables	**23.7**	3.1
Cash generated by operations	**313.9**	242.0
Income taxes paid	**(53.9)**	(49.4)
Interest paid	**(55.4)**	(36.0)
Net cash from operating activities	**204.6**	156.6

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

33. Operating lease arrangements

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Minimum lease payments under operating leases recognised as an expense in the year:		
– plant & machinery (including AWPs and FOBTs)	3.6	5.4
– other (including land and buildings)	37.5	34.1
	41.1	39.5

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	26 December 2006 £m	27 December 2005 £m
Within one year	**36.1**	36.2
In the second to fifth years inclusive	**123.2**	121.7
After five years	**175.3**	179.0
	334.6	336.9

Operating lease payments represent rentals payable by the Group for certain of its LBO, office properties and amounts payable for the use of certain office and computer equipment.

34. Share-based payments

The Group had the following share-based payment schemes in operation during the period, all of which will be settled by equity:

(a) Performance Share Plan (PSP) and Long Term Incentive Plan (LTIP) encompassing awards made in the four years from 2003 to 2006;

(b) Save As You Earn share option scheme involving options granted after 7 November 2002 (SAYE) encompassing grants made in the four years from 2003 to 2006;

(c) Executive Director Incentive Plan (EDIP); and

(d) Save As You Earn share option schemes involving options granted before 7 November 2002 (2002 SAYE) encompassing a grant made in 2002.

Details of these schemes are provided on pages 18 and 19 in the Directors' Remuneration Report.

In accordance with the transition provisions included in IFRS 2, the Group has recognised an expense in respect of all grants after 7 November 2002 that were unvested as of 1 January 2005. In the context of the Group's schemes, this includes items (a) and (b) above. The total expense recognised (excluding employers' National Insurance costs) in respect of these schemes was £3.0m in the 52 weeks ended 26 December 2006 (52 weeks ended 27 December 2005 – £2.2m).

(a) Performance Share Plan (PSP) and Long Term Incentive Plan (LTIP)

The PSP provides conditional awards of shares dependent equally on the Group's earnings per share growth and Total Shareholder Return (TSR) performance over a three-year period as well as continued employment of the individual at the date of vesting (awards are usually forfeited if the employee leaves the Group voluntarily before the awards vest). The LTIP provides conditional awards of shares dependent exclusively on the Group's TSR performance over a three-year period and continued employment of the individual at the date of vesting. In the case of both plans, if the options remain unexercised after a period of ten years from the date of grant, the option lapses.

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

34. Share-based payments (continued)

	26 December 2006 Number	27 December 2005 Number
Outstanding at beginning of the period	**4,735,863**	2,287,528
Granted during the period	**1,265,153**	2,481,919
Forfeited during the period	**(752,720)**	(27,437)
Exercised during the period	**(1,196,187)**	(6,147)
Outstanding at the end of the period	**4,052,109**	4,735,863
Exercisable at the end of the period	**135,036**	10,470

As the PSP and LTIP are conditional awards of shares and therefore the recipients do not have to pay an exercise price, the shares have, in effect, a zero cost exercise price. The weighted average share price at the date of exercise for share awards exercised during the period was £5.86 (52 weeks ended 27 December 2005 – £5.76).

The awards outstanding at 26 December 2006 had a remaining weighted average contractual life of 7.8 years (27 December 2005 – 8.5 years).

The inputs into the Black-Scholes-Merton pricing formula in respect of these awards were as follows:

	26 December 2006	27 December 2005
Weighted average share price at date of grant	**£4.55**	£4.16
Weighted average exercise price	**Nil**	Nil
Expected volatility	**28%**	29%
Expected life	**3.5 years**	3.5 years
Risk free interest rate	**4.4%**	4.4%
Expected dividend yield	**3.2%**	3.3%

Expected volatility was determined by calculating the historical volatility of the Group's shares over a period matching the option life where possible and where this is not possible (due to the fact that the Company was only listed in June 2002), historical volatility has been calculated from a period commencing on 20 September 2002, being three months after the listing of the Company, and ending on the date of grant. This ensures that the volatility calculation is not unduly affected by erratic price movements that arose immediately after flotation. The expected life of the option used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The value of the option has also been adjusted to take into account the market conditions applicable to the option (i.e. TSR requirements) by applying a discount to the option value. This discount is calculated based on an estimate of the probability of achieving the relevant condition.

The weighted average fair value of the awards granted under the PSP and LTIP schemes at the date of grant was £2.29 per option (27 December 2005 – £2.02). The expense recognised (excluding employers' national insurance costs) in respect of relevant PSP and LTIP schemes in the 52 weeks ended 26 December 2006 was £1.9m (52 weeks ended 27 December 2005 – £1.1m).

(b) SAYE scheme for grants made in the four years from 2003 to 2006

Options under the SAYE Share Option Scheme, which is open to all eligible employees, are based on a three, five or seven year monthly savings contract. Options under the scheme are granted with an exercise price up to 20% below the share price when the savings contract is entered into. The options remain valid for six months beyond the end of the relevant savings contract.

34. Share-based payments (continued)

	26 December 2006 Number	26 December 2006 Weighted average exercise price £	27 December 2005 Number	27 December 2005 Weighted average exercise price £
Outstanding at beginning of the period	**2,245,758**	**3.08**	1,828,281	2.62
Granted during the period	**1,027,302**	**4.60**	621,898	4.57
Forfeited during the period	**(291,356)**	**(3.79)**	(200,887)	(3.47)
Exercised during the period	**(454,006)**	**(1.83)**	(3,534)	(2.68)
Outstanding at the end of the period	**2,527,698**	**3.84**	2,245,758	3.08
Exercisable at the end of the period	–	–	–	–

The exercise price for the 2003, 2004, 2005 and 2006 SAYE schemes was £1.76, £3.93, £4.57 and £4.60 respectively.

The weighted average share price at the date of exercise for share options exercised during the period was £6.00 (52 weeks ended 27 December 2005 – £5.42). The options outstanding at 26 December 2006 had a remaining weighted average contractual life of 2.6 years (27 December 2005 – 3.0 years).

The inputs into the Black-Scholes-Merton pricing formula in respect of these options were as follows:

	26 December 2006	27 December 2005
Weighted average share price at date of grant	**£4.40**	£3.81
Weighted average exercise price	**£3.42**	£2.98
Expected volatility	**28%**	30%
Expected life	**4.6 years**	4.7 years
Risk free interest rate	**4.7%**	4.7%
Expected dividend yield	**3.1%**	3.2%

Expected volatility was determined by calculating the historical volatility of the Group's shares over a period matching the option life where possible and where this is not possible (due to the fact that the Company was only listed in June 2002), historical volatility has been calculated from a period commencing on 20 September 2002, being three months after the listing of the Company, and ending on the date of grant. This ensures that the volatility calculation is not unduly affected by erratic price movements that arose immediately after flotation. The expected life of the option used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The weighted average fair value of the options granted under these SAYE grants at the date of grant was £1.41 per option (27 December 2005 – £1.23). The expense recognised in respect of relevant SAYE grants in the 52 weeks ended 26 December 2006 was £0.8m (52 weeks ended 27 December 2005 – £1.1m).

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

34. Share-based payments (continued)

(c) Pre 7 November 2002 schemes

In accordance with the transition provisions included in IFRS 2, the Group has not recognised an expense in respect of all grants before 7 November 2002 that were unvested as of 31 December 2003. In the context of the Group's schemes, this includes options outstanding in relation to the EDIP and the 2002 SAYE. The EDIP was an incentive arrangement for Messrs. Harding and Singer arising out of the flotation of the Group. It was structured as a zero cost option. 62% of the EDIP arrangement was exercised in the 52 weeks ended 26 December 2006. The remaining 400,000 EDIP shares have now vested but have not been exercised by the period end.

	26 December 2006		27 December 2005	
	Number	**Weighted average exercise price £**	Number	Weighted average exercise price £
Outstanding at beginning of the period	**4,247,399**	**1.26**	5,880,593	1.41
Forfeited during the period	**(108,858)**	**(1.80)**	(129,724)	(1.80)
Exercised during the period	**(981,480)**	**(0.18)**	(1,503,470)	(1.80)
Outstanding at the end of the period	**3,157,061**	**1.57**	4,247,399	1.26
Exercisable at the end of the period	**400,000**	**-**	1,294,728	0.02

The weighted average share price at the date of exercise for share options exercised during the period was £6.25 (27 December 2005 – £5.76). The options outstanding at 26 December 2006 had a remaining weighted average contractual life of 1.4 years (27 December 2005 – 2.4 years).

35. Retirement benefit schemes

The Group operates a number of defined contribution and defined benefit pension schemes in the United Kingdom. The respective costs of these schemes are as follows:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Defined contribution scheme (charged to operating profit)	**1.3**	1.1
Defined benefit scheme (charged to operating profit)	**6.8**	6.1
Defined benefit scheme (charged to other finance costs/investment income)	**0.6**	1.1
Defined benefit scheme ((credited)/charged to statement of recognised income and expense)	**(16.7)**	1.6
	(8.0)	9.9

Defined contribution scheme

The Group operates a defined contribution retirement benefit scheme for all eligible employees. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

The total cost charged to income in respect of the scheme represents contributions payable to this scheme by the Group at rates specified in the rules of the scheme. As at 26 December 2006, contributions of £nil (27 December 2005–£nil) due in respect of the current reporting period had not been paid over to the scheme.

35. Retirement benefit schemes (continued)

Defined benefit scheme

The Group operates a defined benefit scheme for eligible employees, which is now closed to new members. Under the scheme, the employees are entitled to retirement benefits varying between 1.67% and 3.33% of final salary for each year of service on attainment of a retirement age of 63. No other post-retirement benefits are provided. The scheme is a funded scheme and the contribution rate for future service benefits for 2006 was 19.2% of members' pensionable pay. In addition, during 2006 the Group made an additional contribution of £9.4m as the second annual payment of a five-year funding plan agreed with the Trustee to remove the funding deficit disclosed at the last formal actuarial valuation at 30 September 2004. This funding plan will be reviewed following the next formal actuarial valuation, which is due as at 30 September 2007.

A full actuarial valuation of the scheme was carried out at 30 September 2004 and updated to 26 December 2006 by a qualified independent actuary. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method.

The major assumptions used by the actuary were:

	26 December 2006	27 December 2005
Rate of increase of salaries	**4.00%**	3.75%
Rate of increase of pensions in payment	**3.00%**	2.75%
Discount rate	**5.10%**	4.90%
Inflation rate	**3.00%**	2.75%

The mortality assumption adopted for these calculations reflects an assumed life expectancy of 22.1 years for a male, currently aged 40, from age 63.

The assets in the scheme and their expected rate of return were as follows:

	26 December 2006		27 December 2005	
	Expected return %	**Fair value £m**	Expected return %	Fair value £m
Equities	**6.40**	**165.6**	6.10	141.4
Corporate bonds	**5.10**	**15.8**	4.90	12.5
Gilts and cash	**4.40**	**25.3**	4.10	18.0
Total market value of assets		**206.7**		171.9
Present value of scheme liabilities		**(231.8)**		(221.2)
Deficit in scheme		**(25.1)**		(49.3)

Analysis of the amount charged to operating profit:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Current service cost	**6.1**	5.9
Past service cost	**0.7**	0.3
Total operating charge	**6.8**	6.2

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

35. Retirement benefit schemes (continued)

Analysis of the amount (credited) to investment income/charged to finance costs:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Expected return on pension scheme assets	**(10.1)**	(8.6)
Interest on pension scheme liabilities	**10.7**	9.7
Net cost	**0.6**	1.1

Analysis of the amount recognised in statement of recognised (income) and expenses:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Actual return less expected return on pension scheme assets	**(13.7)**	(18.8)
Experience gains arising on the scheme liabilities	**(4.8)**	(2.1)
Changes in assumptions underlying the present value of the scheme	**1.8**	22.5
	(16.7)	1.6

Movements in the present value of defined benefit obligations in the current period were as follows:

	26 December 2006 £m	27 December 2005 £m
At beginning of period	**221.2**	186.5
Movement in period:		
Service cost	**6.1**	5.9
Interest cost	**10.7**	9.7
Contributions from scheme members	**1.2**	1.4
Actuarial gains and losses	**(3.0)**	20.3
Benefits paid	**(5.1)**	(2.9)
Past service cost	**0.7**	0.3
At end of period	**231.8**	221.2

Movements in the present value of fair value of scheme assets in the current period were as follows:

	26 December 2006 £m	27 December 2005 £m
At beginning of period	**171.9**	131.2
Movement in period:		
Expected return on scheme assets	**10.1**	8.6
Actuarial gains and losses	**13.7**	18.8
Contributions from the sponsoring companies	**14.9**	14.8
Contributions from scheme members	**1.2**	1.4
Benefits paid	**(5.1)**	(2.9)
At end of period	**206.7**	171.9

35. Retirement benefit schemes (continued)

History of experience gains and losses:

	52 weeks ended 26 December 2006	52 weeks ended 27 December 2005
Difference between the expected and actual return on scheme assets:		
Amount (£m)	**13.7**	18.8
% of scheme assets	**7%**	11%
Experience gains and losses on scheme liabilities:		
Amount (£m)	**4.8**	2.1
% of the present value of the scheme liabilities	**2%**	1%

36. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below.

Trading transactions

During the period the Group made purchases of £27.5m (52 weeks ended 27 December 2005 – £23.4m) from Satellite Information Services Limited, a subsidiary of the Group's associated undertaking, SIS. At 26 December 2006 the amount payable to Satellite Information Services Limited by the Group was £nil (27 December 2005 – £nil).

Purchases were made at market price. The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received.

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 'Related Party Disclosures'.

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Short-term employee benefits (including salaries)	2.8	1.2
Post-employment benefits (employer's contribution)	0.1	0.1
Other long-term benefits	–	–
Share-based payment (IFRS 2 charges)	0.5	0.5
	3.4	1.8

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

37. Explanation of transition to IFRS

This is the first period that the Group has presented its financial information under IFRS. The following disclosures are required in the year of transition under the provisions of IFRS 1 and show the effects of the transition to IFRS on the Group's reported performance and financial position for the comparative periods and on the date of transition.

The last financial statements prepared under UK GAAP were for the 52 weeks ended 27 December 2005 and the date of transition to IFRS is therefore 29 December 2004.

Reconciliation of equity at 29 December 2004:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Goodwill	h	736.2	(2.9)	733.3
Other intangible assets	a,h	–	18.7	18.7
Property, plant and equipment	a	119.0	(14.8)	104.2
Interest in associate		2.9	–	2.9
Deferred tax assets	b,c,d,g	5.9	18.7	24.6
Total non-current assets		864.0	19.7	883.7
Inventories		0.3	–	0.3
Trade and other receivables		15.4	–	15.4
Cash and cash equivalents		60.5	–	60.5
Total current assets		76.2	–	76.2
Total assets		940.2	19.7	959.9
Trade and other payables	d,e,f	(106.9)	39.1	(67.8)
Tax liabilities		(46.9)	–	(46.9)
Bank overdraft and loans		(49.8)	–	(49.8)
Bank loans due after more than one year		(447.7)	–	(447.7)
Retired benefit obligations	b,g	(38.5)	(16.8)	(55.3)
Deferred tax liabilities	c,h,i	–	(16.1)	(16.1)
Total liabilities		(689.8)	6.2	(683.6)
Net assets		250.4	25.9	276.3
Equity				
Called-up share capital		40.5	–	40.5
Share premium account		311.3	–	311.3
Capital redemption reserve		1.7	–	1.7
Merger reserve		(26.1)	–	(26.1)
Own shares		(59.3)	–	(59.3)
Hedging and other reserves	d	–	(1.7)	(1.7)
Retained earnings	e,f,g,i	(17.7)	27.6	9.9
Total equity		250.4	25.9	276.3

37. Explanation of transition to IFRS (continued)

Reconciliation of equity at 27 December 2005:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Goodwill	f,h	1,177.1	(311.4)	865.7
Other intangible assets	a,h	–	467.0	467.0
Property, plant and equipment	a	188.7	(14.2)	174.5
Interest in associate		3.4	–	3.4
Deferred tax assets	b,c,d,g	–	17.5	17.5
Total non-current assets		1,369.2	158.9	1,528.1
Inventories		0.4	–	0.4
Trade and other receivables		20.4	–	20.4
Cash and cash equivalents		76.6	–	76.6
Total current assets		97.4	–	97.4
Total assets		1,466.6	158.9	1,625.5
Trade and other payables	d,e,f	(129.6)	42.6	(87.0)
Tax liabilities		(56.7)	–	(56.7)
Bank overdraft and loans		–	–	–
Bank loans due after more than one year		(1,016.1)	–	(1,016.1)
Retired benefit obligations	b,g	(31.8)	(17.5)	(49.3)
Other provisions		(7.5)	–	(7.5)
Deferred tax liabilities	c,h,i	(5.0)	(155.3)	(160.3)
Total liabilities		(1,246.7)	(130.2)	(1,376.9)
Net assets		219.9	28.7	248.6
Equity				
Called-up share capital		39.1	–	39.1
Share premium account		311.3	–	311.3
Capital redemption reserve		3.1	–	3.1
Merger reserve		(26.1)	–	(26.1)
Own shares		(57.5)	–	(57.5)
Hedging and other reserves	d	–	(1.1)	(1.1)
Retained earnings	e,f,g,i	(50.0)	29.8	(20.2)
Total equity		219.9	28.7	248.6

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

37. Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity

(a) Software classification – application software, which can be run independently from any specific hardware configuration, is typically included within other intangibles under IFRS rather than tangible assets as is the norm under UK GAAP. The effect of this is to reclassify software of £14.2m (29 December 2004 – £14.8m) from tangible assets to intangible assets. Total net assets are not affected by this adjustment.

(b) Deferred tax associated with pension liabilities – under IFRS deferred tax relating to the pension scheme cannot be netted off against the pension liability as it is under UK GAAP. This has the effect of increasing the Group's deferred tax asset by £13.6m (29 December 2004 – £16.5m) with a consequent increase in the net pension liability presented. Net assets are not affected by this adjustment.

(c) Deferred tax offset – due to more restrictive rules on the ability to offset deferred tax liabilities and assets, the deferred tax liabilities and assets are grossed up by £2.2m (29 December 2004 – £1.3m).

(d) Financial instruments – all derivative instruments are required by IFRS to be carried on the balance sheet at fair value. Under IFRS, hedge accounting for derivatives is only allowed where detailed documentation in accordance with IAS 39 is in place. This allows the movements in fair values of the relevant derivative instrument (but not the related borrowings) to be recognised directly in reserves and therefore not impact earnings. This issue will have no impact on the Group's earnings as acceptable hedge accounting documentation has been in place since 30 December 2003. However the balance sheet does reflect a financial liability of £1.6m (29 December 2004 – £2.5m) representing the fair value of the relevant derivatives, as well as a related deferred tax asset of £0.5m (29 December 2004 – £0.8m) offset by corresponding entries in a new 'hedging reserve'.

(e) Dividends – under IFRS dividends payable may only be recorded as a liability of the Group when a legal or constructive liability has been incurred. This is likely to be when the dividend proposed by the Board is made public on the announcement of the Group's results. Under UK GAAP, dividends are recorded in the period to which they relate, even if only proposed after the period end. This has the effect of increasing the net assets of the Group by the amount of the proposed dividend of £46.1m (29 December 2004 – £43.1m).

(f) Holiday pay – it is accepted practice under IFRS to provide for pay for holidays to which staff are entitled but which they have not yet taken. This has resulted in the recognition of an accrual for holiday pay of £1.9m, £0.4m of which arises from the Stanley acquisition and therefore affects goodwill calculation (29 December 2004 – £1.5m).

(g) Pensions – a difference arises in the valuation of the pension scheme assets under IFRS, because pension assets must be valued using bid prices rather than using mid-market prices as is the convention under UK GAAP and there are also differences in measuring the value of life assurance schemes. This results in an increase in the pension scheme liability of £3.9m (29 December 2004 – £0.3m) and a consequent adjustment to deferred tax assets of £1.2m (29 December 2004 – £0.1m).

(h) Acquisitions – the Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that took place before 30 December 2003. The Group has adopted IFRS 3 'Business combinations' in full for all acquisitions that have occurred after this date. This has resulted in the recognition of additional intangible fixed assets of £452.8m (29 December 2004 – £3.9m) and related deferred tax liabilities of £141.0m (29 December 2004 – £1.0m). Under UK GAAP the intangible fixed assets would have been recognised in goodwill and the deferred tax liability would not have arisen.

(i) Deferred tax on properties acquired via business combinations – under IFRS, a tax timing difference of £12.1m (29 December 2004 – £13.8m) has been recognised in respect of properties previously acquired via acquisitions.

37. Explanation of transition to IFRS (continued)

Reconciliation of profit or loss for 52 weeks ended 27 December 2005:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Revenue	a	10,746.1	(9,940.8)	805.3
Cost of sales	a	(10,114.9)	9,940.8	(174.1)
Gross profit		631.2	–	631.2
Other operating income		5.9	–	5.9
Other operating expenses		(421.6)	–	(421.6)
Share of results of associate	b	3.6	(1.0)	2.6
Operating profit		219.1	(1.0)	218.1
Investment income	b	11.2	(0.1)	11.1
Finance costs		(54.6)	–	(54.6)
Profit before tax		175.7	(1.1)	174.6
Tax	c	(64.3)	2.8	(61.5)
Profit for the period		111.4	1.7	113.1

Notes to the reconciliation of profit or loss

(a) Revenue and cost of sales – under IFRS revenue represents gains and losses on betting activity for all revenue streams. This is different from UK GAAP where revenue from Retail, Telephone and Interactive sportsbook (including FOBTs, games on the online arcade and other numbers bets) represents total amounts wagered by customers. The effect of this change is to reduce both revenue and cost of sales by £9,940.8m. This has no impact on operating profit.

(b) Associate profit – under IFRS, the share of the associate's result included in the Group's operating profit is after a charge for interest and tax. These items were shown within the Group's interest and tax charges under UK GAAP. This has the effect of reducing operating profit by £1.0m, representing interest income of £0.1m and the tax charge of the associate (see (c) below).

(c) Tax charge – the tax charge is £2.8m lower under IFRS compared to UK GAAP reflecting a combination of:

- £1.1m reduction arising from the different treatment of associate tax highlighted in (b) above; and
- £1.7m reduction reflecting a deferred tax movement on properties acquired via business combinations, which are ignored under UK GAAP but provided for under IFRS.

Explanation of material adjustments to the cash flow statement for 2005

There are no significant adjustments between the cash flow statements produced under IFRS as against UK GAAP.

Parent Company Independent Auditors' Report

To the members of William Hill PLC

We have audited the parent company financial statements of William Hill PLC for the 52 weeks ended 26 December 2006 which comprise the parent company balance sheet, parent company statement of accounting policies and the related notes 1 to 15. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Group financial statements of William Hill PLC for the 52 weeks ended 26 December 2006 and on the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' Report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the parent company financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- The parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 26 December 2006;

- The parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and

- The information given in the Directors' Report is consistent with the parent company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
United Kingdom

5 March 2007

Parent Company Balance Sheet

as at 26 December 2006

	Notes	**26 December 2006 £m**	27 December 2005 (restated) £m
Fixed assets			
Investments	5	**38.2**	38.2
		38.2	38.2
Current assets			
Debtors: amounts falling due within one year	6	**1,794.9**	1,757.0
Cash at bank and in hand		**-**	-
		1,794.9	1,757.0
Creditors: amounts falling due within one year	7	**(172.8)**	(162.7)
Net current assets		**1,622.1**	1,594.3
Total assets less current liabilities		**1,660.3**	1,632.5
Creditors: amounts falling due after more than one year	8	**(1,140.0)**	(1,016.1)
Provisions for liabilities and charges	10	**(4.0)**	–
Net assets		**516.3**	616.4
Capital and reserves			
Called-up share capital	11,12	**36.2**	39.1
Share premium account	12	**311.3**	311.3
Capital redemption reserve	12	**6.0**	3.1
Own shares held	12	**(46.4)**	(56.1)
Hedging reserve	12	**9.4**	(1.1)
Profit and loss account	12	**199.8**	320.1
Equity shareholders' funds	13	**516.3**	616.4

The financial statements were approved by the Board of directors on 5 March 2007 and are signed on its behalf by:

DCI Harding
Director

SP Lane
Director

Parent Company Statement of Accounting Policies

for the 52 weeks ended 26 December 2006

The unconsolidated financial statements for the Company have been prepared in accordance with UK law and applicable UK GAAP accounting standards. A summary of the Company's principal accounting policies, which have been applied consistently throughout the period and the preceding period is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards and company law.

Exemptions

The directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and not presented a profit and loss account for the Company alone. The Company has also taken advantage of the exemption from preparing a cash flow statement under the terms of FRS 1 'Cash flow statements'. The cash flows of the Company are included in the William Hill PLC Group financial statements. The Company is also exempt under the terms of FRS 8 'Related Parties' from disclosing related party transactions with entities that are part of the William Hill PLC Group.

Changes in accounting policy

The Company has adopted the following standards in these financial statements:

- FRS 20 'Share-based payment';
- FRS 21 'Events after the balance sheet date';
- FRS 25 'Financial Instruments: Disclosure and presentation'; and
- FRS 26 'Financial Instruments: Measurement'.

The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly. Details of the effect of the prior year adjustments are given in note 1.

Investments

Fixed asset investments are shown at cost less provision, if any, for impairment.

Cost is measured by reference to the nominal value only of the shares issued for investments in subsidiaries acquired for consideration that includes the issue of shares qualifying for merger relief. Any premium is ignored.

Tax

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Foreign exchange

Transactions denominated in foreign currencies are translated into sterling at the rate ruling at the date of the transaction or at an average rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates ruling at that date. Translation differences arising are dealt with in the profit and loss account.

Finance costs

Finance costs of debt are recognised in the profit and loss account over the term of that debt at a constant rate on the carrying amount.

Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is reduced by payments made in the period. Accrued finance costs are included within accruals and deferred income.

Derivative financial instruments

Derivative instruments utilised by the Company are interest rate swaps and collars. The Company does not enter into speculative derivative contracts. All such instruments are used for hedging purposes to alter the risk profile of an existing underlying exposure of the William Hill PLC Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts.

Termination payments made or received are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. In other cases termination payments are taken to the profit and loss account.

Own shares held

Own shares held in treasury and held in employment benefit trusts are included within reserves.

Share-based payments

The Company has adopted the requirements of FRS 20 'Share-based payment' in these financial statements. In accordance with the transition provisions included in FRS 20, its provisions have been applied to all grants after 7 November 2002 that were unvested as of 1 January 2005.

The Company issues equity-settled share-based payments to certain employees within the William Hill PLC Group and operates a number of Inland Revenue approved Save As You Earn (SAYE) share option schemes open to all eligible employees within the William Hill PLC Group, which allow the purchase of shares at a discount. The cost to the Group of both of these share-based payments is measured at fair value at the date of grant. Fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest and is borne by the employing company within the Group.

Fair value is measured by use of the Black-Scholes-Merton pricing formula. The expected life used in the model has been adjusted, based on management's best estimates, for the effects of non-transferability, exercise restrictions and behavioural considerations. Where relevant, the value of the option has also been adjusted to take into account any market conditions applicable to the option.

Further descriptions of the Group's share-based payment plans are given in note 34 of the Group financial statements.

Notes to the Parent Company Financial Statements

for the 52 weeks ended 26 December 2006

1. Changes in accounting policies and restatement of comparatives

The prior year adjustments relate to the implementation of FRS 21, FRS 25 and FRS 26.

FRS 21 'Events after the balance sheet date'

This standard sets out amended requirements for accounting for events after the balance sheet date. Following the introduction of this standard, dividends may only be recorded as a liability of the Company when a legal or constructive liability has been incurred. This is likely to be when the dividend proposed by the Board is made public on the announcement of the Company's results. Previously under UK GAAP, dividends were recorded in the period to which they relate, even if only proposed after the period end. This has the effect of increasing the net assets of the Company by the amount of the proposed dividend at the 27 December 2005 of £46.1m.

FRS 25 'Financial instruments: Disclosure and presentation'

FRS 25 supersedes FRS 13 and substantially amends FRS 4 'Capital instruments'. This standard is effective for the Company from 28 December 2005. However, as the Group financial statements have been prepared under the IFRS equivalent standard (IAS 32), the parent company is exempt from the disclosure requirements.

FRS 26 'Financial instruments: Measurement'

FRS 26 applies for periods beginning on or after 1 January 2005 and prescribes new accounting rules relating to financial instruments and hedge accounting. This standard has been adopted in full in these financial statements and the requirement applied prospectively from 29 December 2004.

FRS 26 requires all derivative instruments to be carried on the balance sheet at fair value and allows the movements in fair values of the relevant derivative instrument (but not the related borrowings) to be recognised directly in reserves and therefore not impact earnings. The impact of this standard is to reflect a liability in the balance sheet at 27 December 2005 of £1.6m as well as a related deferred tax asset of £0.5m offset by corresponding entries in a new 'hedging reserve'.

2. Directors' remuneration and interests

The Company had no employees other than directors during the current or prior period. The Company did not operate any pension schemes during the current or prior period. Details of directors' remuneration and other entitlements which form part of these financial statements are given in the parts of the Directors' Remuneration Report on pages 22 to 25, which are described as having been audited.

Directors' interests

The directors had the following interests, including family interests (all of which were beneficial) in the ordinary shares of William Hill PLC:

	26 December 2006[1] Number	27 December 2005 Number
Chairman:		
Charles Scott	**85,817**	85,817
Executive directors:		
David Harding	**50,000**	50,000
Tom Singer	–	31,286
Simon Lane	**1,500**	–
Non-executive directors:		
David Allvey	**13,333**	13,333
David Edmonds	**5,000**	5,000
Barry Gibson	**15,556**	15,556

[1] Or in the case of Mr Singer, at the date of termination of employment

No changes took place in the interests of directors between 26 December 2006 and 5 March 2007.

No director had any interest in shares in any other Group company.

2. Directors' remuneration and interests (continued)

Directors' share options

Details of directors' share options are provided in the Directors' Remuneration Report on pages 22 to 25, which are described as having been audited.

3. Auditors remuneration

In accordance with Statutory Instrument 2005 No.2417 fees payable to Deloitte & Touche LLP and their associates are shown in note 5 of the Group financial statements.

4. Dividends proposed and paid

	26 December 2006 Per share	27 December 2005 Per share	**26 December 2006 £m**	27 December 2005 £m
Equity shares:				
– current year interim dividend paid	**7.25p**	6.1p	**25.6**	23.5
– prior year final dividend paid	**12.2p**	11.0p	**45.3**	43.1
	19.45p	17.1p	**70.9**	66.6
Proposed dividend	**14.5p**	12.2p	**51.2**	46.1

Further details of dividends paid are shown in note 10 of the Group financial statements.

5. Investments

	£m
Cost and net book value:	
At 28 December 2005 and 26 December 2006	**38.2**

The principal subsidiaries of the Company, their country of incorporation, ownership of their share capital and the nature of their trade are shown in note 14 to the Group financial statements.

6. Debtors

	26 December 2006 £m	27 December 2005 (restated) £m
Amounts owed by Group undertakings	**1,780.4**	1,756.0
Financial derivatives (note 9)	**14.4**	–
Deferred taxation (note 10)	**–**	0.5
Prepayments	**0.1**	0.5
	1,794.9	1,757.0

Amounts falling due after more than one year included above are £nil (27 December 2005: £nil).

Notes to the Parent Company Financial Statements

for the 52 weeks ended 26 December 2006

7. Creditors: amounts falling due within one year

	26 December 2006 £m	27 December 2005 (restated) £m
Amounts owed to Group undertakings	**155.6**	145.6
Other taxation including social security	–	0.9
Financial derivatives (note 9)	–	1.6
Accruals and deferred income	**17.2**	14.6
	172.8	162.7

8. Creditors: amounts falling due after one year

Bank overdrafts and loans

	26 December 2006 £m	27 December 2005 £m
Bank loans	**1,145.0**	1,020.0

The borrowings are repayable as follows:		
On demand or within one year	–	–
In the second year	–	–
In the third to fifth years inclusive	**1,145.0**	1,020.0
	1,145.0	1,020.0
Less: expenses relating to loan	**(5.0)**	(3.9)
	1,140.0	1,016.1
Less: amount due for settlement within 12 months (shown under current liabilities)	–	–
Amount due for settlement after 12 months	**1,140.0**	1,016.1

Further details of bank loans are shown in note 21 of the Group financial statements.

9. Derivatives and other financial instruments

The Company holds derivatives and other financial instruments on behalf of the William Hill PLC Group. The Operating and Financial Review provides an explanation of the role that financial instruments have had during the period in creating or changing the risks that the Group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

Further details of derivatives are shown in note 22 of the Group financial statements.

The value of net foreign currency monetary assets at 26 December 2006 was £nil (27 December 2005 £nil).

10. Provisions for liabilities and charges

Deferred tax:

	£m
At 28 December 2005 (as previously stated)	–
Prior year adjustment (note 1)	0.5
As restated	0.5
Deferred tax on hedging movement	(4.5)
At 26 December 2006	**(4.0)**

All deferred tax arises on fair values ascribed to financial derivatives.

11. Called-up share capital

	26 December 2006		27 December 2005	
	Number of shares	**£m**	Number of shares	£m
Authorised – ordinary shares of 10p each	***800,000,000***	***80.0***	800,000,000	80.0
Called-up, allotted and fully paid – ordinary shares of 10p each				
At start of period	**390,738,991**	**39.1**	404,881,389	40.5
Shares cancelled	**(29,107,738)**	**(2.9)**	(14,142,398)	(1.4)
At end of period	**361,631,253**	**36.2**	390,738,991	39.1

The shares were cancelled during the period as part of the Company's share buy back programme.

Share Options

Options have been granted to subscribe for ordinary shares of the Company under various share option and award schemes as shown below:

	Number of *shares under* option	Price per share	Exercise period
Executive Directors' Incentive Plan	400,000	–	Between 2003 and 2008
Long Term Incentive Plan (2003)	125,044	–	Between 2006 and 2013
Long Term Incentive Plan (2004)	662,849	–	Between 2007 and 2014
Operating Bonus 2004	31,157	–	Between 2008 and 2015
Performance Share Plan (2005)	1,995,529	–	Between 2008 and 2015
Performance Share Plan (2006)	1,128,489		Between 2009 and 2016
SAYE 2002	2,757,061	£1.80	Between 2005 and 2010
SAYE 2003	544,013	£1.76	Between 2006 and 2011
SAYE 2004	531,443	£3.93	Between 2007 and 2012
SAYE 2005	489,742	£4.57	Between 2008 and 2013
SAYE 2006	962,500	£4.60	Between 2009 and 2014

Note 34 to the Group financial statements has further information on these schemes, including the valuation models and assumptions used in formulating an expense charge in the Consolidated Income Statement.

Notes to the Parent Company Financial Statements

for the 52 weeks ended 26 December 2006

12. Reserves

	Called-up share capital £m	Share premium account £m	Capital redemption reserve £m	Own shares held £m	Hedging reserve £m	Profit and loss account £m	Total £m
At 28 December 2005 as previously stated	39.1	311.3	3.1	(56.1)	–	274.0	571.4
Prior year adjustments:							
FRS 26 (note 1)	–	–	–	–	(1.1)	–	(1.1)
FRS 21 (note 1)	–	–	–	–	–	46.1	46.1
At 28 December 2005 (as restated)	39.1	311.3	3.1	(56.1)	(1.1)	320.1	616.4
Retained profit for the financial period	–	–	–	–	–	137.3	137.3
Shares repurchased and cancelled	(2.9)	–	2.9	–	–	(178.4)	(178.4)
Transfer of own shares to recipients	–	–	–	9.7	–	(8.3)	1.4
Change in fair value of derivatives	–	–	–	–	14.3	–	14.3
Transfer to income in respect of derivatives	–	–	–	–	0.7	–	0.7
Deferred tax on derivatives	–	–	–	–	(4.5)	–	(4.5)
Dividends paid	–	–	–	–	–	(70.9)	(70.9)
At 26 December 2006	**36.2**	**311.3**	**6.0**	**(46.4)**	**9.4**	**199.8**	**516.3**

13. Reconciliation of movements in equity shareholders' funds

	26 December 2006 £m	27 December 2005 (restated) £m
Opening equity shareholders' funds as previously reported	**571.4**	605.7
Prior period adjustments:		
FRS 26 (note 1)	**(1.1)**	(1.7)
FRS 21 (note 1)	**46.1**	43.1
Opening equity shareholders' funds (as restated)	**616.4**	647.1
Profit for the financial period	**137.3**	115.4
Dividends paid	**(70.9)**	(66.6)
Own shares purchased during period	**(178.4)**	(78.7)
Change in fair value of derivative	**15.0**	(0.5)
Deferred tax on change in fair value of derivative	**(4.5)**	(0.3)
Movement on reserves due to transfer of own shares to recipients	**1.4**	–
Net reduction to equity shareholders' funds	**(100.1)**	(30.7)
Closing equity shareholders' funds	**516.3**	616.4

14. Financial commitments

The Company had no capital commitments at 26 December 2006 (27 December 2005 – £nil).

The Company had no commitments under non-cancellable operating leases at 26 December 2006 (27 December 2005 – £nil).

15. Related party transactions

The Company is taking advantage of the exemption granted by paragraph 3(c) of FRS 8 'Related Party Disclosures' not to disclose transactions with companies within the William Hill PLC Group, which are related parties.

5 year summary

	IFRS 2006 £m	IFRS 2005 £m	UK GAAP[1] 2004 (restated) £m	UK GAAP[1] 2003 (restated) £m	UK GAAP[1] 2002 (restated) £m
Summarised results:					
Amounts wagered	**13,235.9**	10,746.1	8,287.7	5,945.8	3,365.3
Revenue	**894.2**	805.3	N/A	N/A	N/A
Profit from operations before exceptional items (including associates)	**292.2**	245.0	234.1	200.4	140.8
Profit from operations after exceptional items (including associates)	**292.2**	218.1	234.1	200.4	120.7
Profit before tax	**235.4**	174.6	207.4	169.5	31.8
Profit for the financial period	**166.8**	113.1	149.8	124.3	20.4
Summarised balance sheets:					
Assets employed:					
Non current assets	**1,563.5**	1,528.1	858.1	834.1	827.9
Current assets	**144.0**	97.4	82.1	68.7	62.0
Current liabilities	**(181.4)**	(143.7)	(203.6)	(187.1)	(145.5)
Non-current liabilities	**(1,335.6)**	(1,225.7)	(486.2)	(398.3)	(499.5)
Long term provisions	**–**	(7.5)	–	–	–
Net assets	**190.5**	248.6	250.4	317.4	244.9
Financed by:					
Equity	**190.5**	248.6	250.4	317.4	244.9
Key statistics:					
+ EBITDA (£m)	**322.0**	269.8	251.5	221.7	158.8
Basic earnings per share (pre-exceptionals)	**45.5p**	29.0p	36.5p	29.7p	16.6p
Diluted earnings per share (pre-exceptionals)	**44.9p**	28.6p	35.9p	29.3p	16.5p
Dividends per share (paid)[2]	**19.45p**	17.1p	14.5p	9.3p	2.9p
Share price – high	**£6.63**	£6.24	£5.68	£4.30	£2.87
Share price – low	**£5.35**	£4.85	£4.20	£1.93	£1.96

+ EBITDA represents profit on ordinary activities before finance charges, tax, depreciation and amortisation and excludes exceptional items and impairment of goodwill.

[1] The amounts for 2002 to 2004 are stated on the basis of UK GAAP because it is not practical to restate amounts for periods prior to the date of transition to IFRS. The principal differences between UK GAAP and IFRS have been discussed in note 37 of the Group financial statements.

[2] Dividends per share have been presented on a paid basis in line with IFRS.

Glossary

amusement with prize machines or AWPs	electronic slot machines into which customers insert coins to play games of chance; current UK regulations allow up to two AWPs in each LBO, each of which can pay cash prizes of up to £25
ABB	Association of British Bookmakers
BAGS	Bookmakers Afternoon Greyhound Services Limited, a non profit making company set up by various bookmakers, including William Hill
Company	William Hill PLC
DCMS	Department of Culture, Media and Sport
FOBTs	fixed odds betting terminals, being self-service terminals situated in LBOs offering fixed odds bets
Gambling Act	the legislation which received Royal Ascent in 2005 regarding the modernisation of the laws relating to betting and gaming within the UK
Gambling Commission	the Gambling Commission for Great Britain, the regulatory body for casinos, bingo clubs, gaming machines, betting, remote gambling and larger lotteries (including all local lotteries but excluding the National Lottery)
gross profit tax or GPT	a duty charged by the UK Government of 15% of a bookmaker's gross win, introduced in October 2001
gross win	total customer stakes less customer winnings
horse racing levy	a levy attributable to bets taken on horse racing and payable to the Horserace Betting Levy Board, primarily for purposes of augmenting the prize money available for winning horses and providing certain racecourse amenities
LBO	licensed betting office
RGA	Remote Gambling Association
SIS	Satellite Information Services (Holdings) Limited or its subsidiary Satellite Information Services Limited, as the context requires
sportsbook	bets accepted on sporting and other events
Stanley Retail	the LBOs acquired from Stanley Leisure plc in June 2005
William Hill or the Group	the Company and its subsidiaries, or any of them, as the context may require

Shareholder Information

Share price

William Hill listed on the London Stock Exchange on 20 June 2002 and the share price on listing was 225p. Shareholders can access the current share price at www.williamhillplc.co.uk

Shop location

To find the shop closest to you go to our shop locator at www.williamhillplc.co.uk

Financial Calendar

Preliminary announcement	05 - March - 2007
Final ex-dividend date	25 - April - 2007
Record date for final dividend	27 - April - 2007
AGM	17 - May - 2007
Payment date for final dividend	05 - June - 2007

Registrar

The registrar of the Company is Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, West Yorkshire, HD8 0LA (www.capitaregistrars.com). Telephone 0870 162 3100.

Please contact Capita for advice regarding any change of name or address, transfer of shares or loss of share certificate. Capita will also be able to respond to queries on the number of shares you hold and the payment details for dividends.

You may give instructions for your dividend to be used to purchase additional William Hill Shares. Full details of the dividend reinvestment plan ('DRIP') can be found in the Investor Relations section of our corporate website (www.williamhillplc.co.uk) under shareholder information and a form of mandate can be found within the downloadable forms section. Alternatively contact Capita Registrars.

Potential targeting of shareholders

Over the last year many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. They can be very persistent and extremely persuasive and a 2006 survey by the Financial Services Authority (FSA) has reported that the average amount lost by investors is around £20,000. It is not just the novice investor that has been duped in this way; many of the victims had been successfully investing for several years. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offer of free company reports.

If you receive any unsolicited investment advice it is recommended that you:

- Make sure you get the name of the person and organisation;
- Check that they are properly authorised by the FSA before getting involved. You can check at www.fsa.gov.uk/register;
- The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that the list can be kept up to date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at www.fsa.gov.uk/pages/doing/regulated/law/alerts/overseas.shtml; and
- Inform our registrar's compliance department on 020 8639 2041 or email compliance@capitaregistrars.com.

More detailed information on this or similar activity can be found on the FSA website www.fsa.gov.uk/consumer/.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser who, if you are resident in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your shares in William Hill PLC please pass this document, together with the accompanying Proxy Form, to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

William HILL

(incorporated and registered in England and Wales with registered number 04212563)

NOTICE OF ANNUAL GENERAL MEETING INCLUDING RESOLUTIONS TO APPROVE A NEW EXECUTIVE BONUS MATCHING SCHEME AND A PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT

The notice of the Annual General Meeting convened for 11.00 am on Thursday 17 May 2007 at Cavendish Conference Centre, 22 Duchess Mews, London W1G 9DT is enclosed with this circular, along with a Proxy Form. Shareholders who do not intend to be present at the Annual General Meeting are asked to sign and return the Proxy Form as soon as possible (and in any event, so as to be received not later than 11.00 am on Tuesday 15 May 2007) in accordance with the instructions printed on it.

Completion of the Proxy Form will not preclude a Shareholder from attending and voting in person if they so wish.

LETTER FROM THE CHAIRMAN
OF WILLIAM HILL PLC

(Incorporated in England and Wales with registered number 4212563)

Directors:
Charles Scott *(Chairman)*
David Harding *(Chief Executive)*
Simon Lane *(Chief Finance Director)*
David Allvey *(Independent Non-executive Director)*
David Edmonds, CBE, D. Litt *(Independent Non-executive Director)*
Barry Gibson *(Senior Independent Non-executive Director)*

Registered Office:
Greenside House
50 Station Road
Wood Green
London N22 7TP

4 April 2007

Dear Shareholder

Annual General Meeting

I am writing to you to explain some proposals which shareholders will be asked to approve at the Annual General Meeting (***AGM***) to be held at 11.00 am on Thursday 17 May 2007.

In addition to the items of business which shareholders are usually asked to approve at the AGM, there are two proposals that need some explanation and I address these below in the order in which they appear in the Notice of AGM. The Notice of AGM begins on pages 9 to 15 of this document.

Executive Bonus Matching Scheme

The Remuneration Committee (the ***Committee***) has recently undertaken a comprehensive review of the Company's incentive arrangements for senior management. Following this review, the Committee has concluded that the current structure of the Company's incentive arrangements for senior management does not support the Company's current business strategy. In order to ensure a more motivational and effective set of incentive arrangements which align performance and reward more effectively with the Company's business strategy and market expectations, it is proposed that a stronger emphasis should be placed on short term performance in the overall package to ensure that the business continues to perform during the current period of change in the sector. Further, the Committee believes that the existing long term incentive plan (the Performance Share Plan) does not reflect the dynamics of the business which has in turn diminished the motivational impact of this plan. Following consultation with major shareholders, the Committee is proposing to introduce a new executive share plan – the William Hill Executive Bonus Matching Scheme (***EBMS***) – to replace the existing bonus deferral plan (the Deferred Bonus Plan) and the Performance Share Plan. It is proposed to seek shareholder approval for the EBMS under an ordinary resolution at the AGM (resolution 8 to the Notice of AGM). Full details of the EBMS are set out in Appendix One to this letter. Further information about the review of incentive arrangements is set out in the Directors' Remuneration Report.

In summary, under the EBMS, executive directors will compulsorily defer 70% of their annual bonus (on a pre-tax basis) into shares. (Other senior executives who participate in the EBMS will compulsorily defer 50% of their annual bonus into shares.) These deferred shares will generally be lost if the participant leaves employment within three years. If the participant remains in service for three years, he will be entitled (in addition to the deferred shares) to a number of matching shares calculated by reference to the Company's earnings per share (***EPS***) performance over the three year period. At threshold performance, the participant will receive a match of 50% of the number of deferred shares. For maximum performance, the participant will receive a match of 100% of the number of deferred shares. The matching shares will vest on a straight line basis between threshold and maximum performance. At the time of grant of an award, the Committee will set the levels of EPS performance required for that award by reference to the Company's business plan and external analyst expectations in order to ensure that the performance target remains relevant and stretching.

In conjunction with the introduction of the EBMS it is proposed that the annual bonus opportunity for 2007 and future years will be increased both at target and maximum bonus. For executive directors, the target payment will be increased to 90% of salary and the maximum payment will be increased to 165% of salary. As explained in the Directors' Remuneration Report, this is part of a wider package which will involve annual bonus becoming the driver of long term incentive awards under the EBMS.

The first payments under the revised bonus regime for 2007 will drive EBMS awards for 2008. A transitional arrangement is needed for 2007 EBMS awards because 2006 bonuses were calculated under the previous regime. If the EBMS is approved by the shareholders at the AGM, the amount of bonus paid in shares for 2006 will be adjusted to facilitate the introduction of the EBMS and to reflect the fact that no awards under the Performance Share Plan will be made this year. The cash element will remain fixed (so that two-thirds of 56% of basic salary will be paid for 2006 in the case of executive directors). Having taken advice from our remuneration consultants, the deferred share element (previously one-third of 56% of basic salary for 2006) will be increased by 45% of salary to reflect the expected value lost as a result of the discontinuation of the Performance Share Plan, and also taking into consideration the new matching element attaching to the deferred shares under the EBMS. These deferred shares will generally be lost if the executive director leaves employment within three years. A matching share award up to the gross value of the deferred shares will also be made. The number of matching shares to which an executive director will be entitled will be calculated by reference to the Company's earnings per share performance over the three year period 2007 to 2009. At threshold performance (CPI +3% per annum) the participant will receive a match of 50% of the number of deferred shares. At maximum performance (CPI +9% per annum) the participant will receive a match of 100% of the number of deferred shares. The matching shares will vest on a straightline basis between threshold and maximum performance. Senior executives below board level will participate in the transitional arrangements on the same basis except that the deferred share element will increase by 36% of salary and they will not be entitled to any matching shares.

Proposed reduction of Share Premium Account

Introduction

The Board announced on 30 March 2007 that, in the event that the Company receives the necessary consents from its creditors prior to the AGM, the Company intends, subject to the approval of Shareholders and the Court, to implement a capital reduction by cancelling approximately £311.3 million of the Company's share premium account (the ***Capital Reduction***) and to transfer approximately £311.3 million from the Company's capital reserves to distributable reserves.

In June 2005, the Board considered the optimum capital structure and financing arrangements for William Hill PLC as a public company and in September 2005 announced it intended to maintain an efficient and flexible capital structure and would achieve this objective by targeting a ratio of net debt to earnings before exceptional items, interest, tax, depreciation and amortization (EBITDA) of approximately 3.5 times to be achieved over the medium term. In pursuit of this policy, by the end of 2006, £399.9m had been returned to shareholders by means of on-market share buy backs. The Board remains committed to maintaining an efficient and flexible capital structure and to its target of a net debt to EBITDA ratio of approximately 3.5 times, to be achieved using a combination of dividends and share buy backs.

The implementation of this policy has resulted in the depletion of the Company's distributable reserves, and in order to maintain the flexibility to continue with this policy in the future there is a need to ensure sufficient distributable reserves are available. After considering the possible alternatives, the Board believes that the Capital Reduction is the most suitable and effective proposal to ensure that the Company maintains the flexibility to continue with its policy as outlined above.

Background to and reasons for the Capital Reduction

William Hill PLC was listed on the London Stock Exchange in June 2002, and at that time the Company arranged its equity and debt financing to provide the optimum capital structure for the Company. This capital structure was designed to support a strategy focused on maximising organic growth but it also provided the Company with the flexibility to pursue value enhancing acquisitions and to adopt a progressive dividend policy. As referred to above, the Board made a further announcement in 2005 regarding its policy of maintaining an efficient and flexible capital structure.

Since its listing, the Company has significantly expanded its profit base and generated a substantial amount of free cash after payment of interest costs, taxation and dividends. In light of the Company's strong performance, and to help preserve an efficient capital structure and maximise returns to shareholders, the Board secured the authority of shareholders at the 2004 AGM to buy back up to 10 per cent of the Company's issued share capital. This authority was refreshed at the 2005 and 2006 AGMs.

Largely as a result of these share buy-backs and the progressive dividend policy, the Company's profit and loss reserve, which determines the amount of dividends that can be paid and the amount of shares that can be bought back, has been depleted. At 26 December 2006, the audited balance on the Company's profit and loss reserve was £199.8m.

After considering the available alternatives, the Board believes that the Capital Reduction is the most suitable and effective proposal to ensure that the Company's policy of maintaining an efficient and flexible capital structure is not affected by the low level of the Company's profit and loss reserve.

Effects of the proposal

The reduction of the Company's share premium account will lead to a corresponding increase in the distributable reserves of the Company. These newly generated distributable reserves will be available for share buybacks and dividends to the extent required in accordance with the Company's policy on capital structure.

The Capital Reduction will have no impact on the Company's cash position or on its net assets. It will also have no impact on the nominal value of the Ordinary Shares.

Procedure

Before proceeding with the Capital Reduction, the Company is required to obtain the consent of its creditors. In addition, the Capital Reduction further requires both the approval of a special resolution (the ***Special Resolution***), being resolution 14 at the AGM, and the approval of the Court. In the event that creditor consent is not forthcoming before the AGM, the Company will not proceed with the Capital Reduction and the Special Resolution will be withdrawn. Assuming however that the consent of the Company's creditors is forthcoming before the AGM, the Special Resolution will be put to shareholders. Provided that shareholders approve the Special Resolution at the AGM, the Company then intends to seek the approval of the Court. It is currently anticipated that the Court hearing will take place on 20 June 2007. Subject to the progress of the Court process, the Capital Reduction is currently expected to take effect on or around 21 June 2007.

Upon the Capital Reduction becoming effective, an amount equal to approximately £311.3 million will be transferred from the share premium account (standing at approximately £311.3 million at the date of the last audited accounts) to the profit and loss reserve and will form part of the Company's distributable reserves (subject to any creditor protection issues as referred to in the following paragraph). The share premium account represents the aggregate value of consideration paid up on all of the issued Ordinary Shares above the aggregate nominal value.

The Company will take such steps as are required by the Court to protect the position of its creditors.

The expected timetable of principal events relating to the Capital Reduction is set out in Appendix Two.

Action to be taken

Enclosed with this letter is a Proxy Form which sets out all the resolutions to be voted on at the AGM. If you do not intend to be present at the AGM, please complete, sign and return the Proxy Form as soon as possible (and, in any event, so as to be received not later than 11.00 am on Tuesday 15 May 2007) in accordance with the instructions printed on it. Completion of the Proxy Form will not preclude you from attending and voting in person if you so wish.

Recommendation

The Directors believe that all the resolutions to be considered at the AGM are in the best interests of the Company and its shareholders as a whole. The Directors unanimously recommend that you vote in favour of the resolutions to be proposed at the AGM, as they intend to do so themselves in respect of their own beneficial holdings of Ordinary Shares, which together amount to 171,206 Ordinary Shares representing approximately 0.048% per cent. of the Company's entire issued share capital.

Yours faithfully

Charles Scott
Chairman

APPENDIX ONE

SUMMARY OF THE WILLIAM HILL EXECUTIVE BONUS MATCHING SCHEME

Executive directors and other senior executives of the Company and its subsidiaries (the ***Group***) will be eligible to participate in the EBMS at the discretion of the Remuneration Committee (the ***Committee***). In any year in which an executive director or other senior executive receives a bonus under the Company's annual bonus scheme, the Committee may, in its absolute discretion, determine that a proportion of any such bonus will be deferred and become payable in ordinary shares in the Company (***Shares***) under the EBMS (the ***Deferred Shares***). The Committee intends that, for executive directors, 70% of any annual bonus received by them will be conditionally awarded as Deferred Shares. For other senior executives, 50% of any annual bonus will be conditionally awarded as Deferred Shares. At the end of a three year period, the participant will become entitled to the Deferred Shares if he remains in service. He will also become entitled to a number of additional shares (***Matching Shares***) if the performance conditions described below are met.

The value of the Matching Shares at the date of the award will equal the value of the Deferred Shares.

The Matching Shares will be released only if a performance condition is satisfied over a three-year performance period. The performance condition will be set by the Committee at the time of grant of an award by reference to the Company's earnings per share (***EPS***) performance over the performance period. The Committee will set the levels of EPS performance required for an award by reference to the Company's business plan and external analyst expectations in order to ensure that the performance target remains relevant and stretching. If threshold performance is achieved, 50% of the Matching Shares will be released. If maximum performance is achieved, 100% of the Matching Shares will be released. The Matching Shares will vest on a straightline basis between threshold and maximum performance.

If a participant leaves employment during the three year period, his entitlement to both the Deferred Shares and the Matching Shares will normally lapse. However, if the participant ceases to be an employee of the Group by reason of death, injury, disability or any other reason at the discretion of the Committee, the Deferred Shares will not be lost and will remain eligible for Matching Shares provided the performance condition has been met. However, the number of Matching Shares will normally be pro-rated on the basis of actual service within the three year performance period. Exceptionally (for example, if a participant is terminally ill), the Committee may release the Deferred Shares and the Matching Shares early. The Committee may disapply or alter the application of the pro-rata reduction if it considers that the participant's contribution to the business would not be fully recognised if the Matching Share entitlement was scaled down in the manner described above.

In the event of a change of control, the Deferred Shares will be released to the participant. The performance condition attaching to the Matching Shares will be measured to the date of change of control and Matching Shares will vest on the basis of performance up to the time of the change of control. The Committee will have the discretion to adjust the vesting level if it considers that the performance condition would have been met to a greater or lesser extent at the end of the full three year performance period. The Committee will normally scale down the vesting level having regard to the time that has elapsed between the grant of the Matching Shares and the date of the change of control.

Any internal reorganisation to create a new holding company will not result in the accelerated vesting of awards; they will be replaced by awards over shares in the new holding company unless the Committee determines otherwise.

If there is a variation in the share capital of the Company (including, without limitation, a capitalisation issue, rights or bonus issue or sub-division or consolidation of share capital, or a reduction of capital, or in the event of a demerger or payment of special dividend), the Shares under an award may be adjusted to reflect that variation.

A participant will not have any voting or dividend rights in relation to the Deferred Shares or Matching Shares prior to the vesting of the award. The number of Deferred Shares and Matching Shares which vest will be increased by such number as is equal to the number of Shares which could have been purchased if each dividend (grossed-up, where relevant, for any associated tax credit) paid on the vested shares prior to the vesting date, had been reinvested in additional shares on the payment of each such dividend. The number of such additional Shares will be calculated on a cumulative basis, so that (for calculation purposes only, and without creating an interest in shares prior to the vesting date), such additional Shares will be notionally attributed to the vested Shares as at each dividend payment date.

Benefits received under the EBMS are not pensionable and may not be assigned or transferred except on a participant's death.

The Committee will have authority to amend the rules of the EBMS, provided that no amendment to the advantage of participants or eligible employees may be made to provisions relating to the key features of the EBMS without the prior approval of shareholders in general meeting unless the amendment is made to benefit the administration of the EBMS, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment. Key features are: who can be a participant; the limits on the number of Shares which can be issued under the EBMS; the basis for determining a participant's entitlement to Shares and the terms on which they can be acquired; and the provisions relating to adjustments in the event of a variation of the Company's share capital.

The EBMS will be subject to the limit that, in any ten year period, not more than 10% of the issued ordinary share capital of the Company from time to time, may be issued or issuable under all the Company's share schemes. The Committee will adopt appropriate policies to ensure that sufficient Shares are available for these schemes throughout the ten year period, and may purchase Shares in the market if desirable. The Committee may use treasury shares for the purposes of the EBMS, and any treasury shares transferred will count against the 10% limit.

Where awards are granted over existing Shares, these will be held in a discretionary employee benefit trust. The trust will also have the facility to subscribe for new Shares within the limits referred above. The trust will not in any event hold more than 5% of the Company's issued share capital.

APPENDIX TWO

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2007
Latest time and date for receipt of Proxy Form	11.00 am on Tuesday 15 May
Annual General Meeting	11.00 am on Thursday 17 May
Court hearing of Company's application for directions	Tuesday 5 June
Court hearing of Company's petition for the Capital Reduction	Wednesday 20 June
Anticipated date on which the order of the Court confirming the Capital Reduction is registered with the Registrar	*Friday 21 June*

NOTICE OF ANNUAL GENERAL MEETING

WILLIAM HILL PLC

(Incorporated in England and Wales under the Companies Act 1985, Registered Number 4212563)

Notice is hereby given that the Annual General Meeting of shareholders of William Hill PLC (the ***Company***) will be held at the Cavendish Conference Centre, 22 Duchess Mews, London W1G 9DT on Thursday 17 May 2007 at 11.00 am. Each of the resolutions numbered 1 to 8 (inclusive) to be considered at the meeting will be ordinary business and each of the resolutions numbered 9 to 15 (inclusive) will be special business.

1. To receive the directors' report and accounts for the fifty-two weeks ended 26 December 2006.

2. To approve the Directors' Remuneration Report.

3. To declare a final dividend of 14.5 pence for each ordinary share.

To re-elect the following directors who offer themselves for re-election under the Company's Articles of Association:

4. David Allvey.

5. David Edmonds.

6. To re-appoint Deloitte & Touche LLP as auditors of the Company until the conclusion of the next Annual General Meeting of the Company at which accounts are laid.

7. To authorise the directors to determine the remuneration of the auditors of the Company.

8. To consider the following as an ordinary resolution:

   "That the William Hill Executive Bonus Matching Scheme (the ***EBMS***), the principal terms of which are summarised in the letter to shareholders from the Chairman dated 4 April 2007 (and Appendix One to that letter), and as contained in the Rules of the EBMS produced to the meeting and initialled by the Chairman for the purpose of identification, be and is hereby adopted and that the directors be and are hereby authorised to do all such acts and things as they may consider appropriate to implement the EBMS."

9. To consider the following as an ordinary resolution:

   (a) "That in place of the authority given by way of the ordinary resolution of the Company dated 18 May 2006, the directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to:

      (i) allot relevant securities (within the meaning of section 80) up to an aggregate nominal amount of £11,648,949 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed; and

      (ii) make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired;

   (b) That, subject to paragraph (c), the authority given to the directors pursuant to section 80 by way of the ordinary resolution of the Company passed on 18 May 2006 be revoked by this resolution; and

   (c) That paragraph (b) shall be without prejudice to the continuing authority of the directors to allot relevant securities pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made."

10. To consider the following as an ordinary resolution:

    "That the Company be authorised to make donations to EU political organisations not exceeding £35,000 in total and to incur EU political expenditure not exceeding £35,000 in total during the period beginning with the date of the 2007 Annual General Meeting and ending at the conclusion of the day on which the 2008 Annual General Meeting is held. For the purposes of this Resolution, "donations", "EU political organisations" and "EU political expenditure" have the meanings given to them in Part XA of the Companies Act 1985."

11. To consider the following as an ordinary resolution:

"That William Hill Organization Limited, being a wholly owned subsidiary of the Company, be authorised to make donations to EU political organisations not exceeding £35,000 in total and to incur EU political expenditure not exceeding £35,000 in total during the period beginning with the date of the 2007 Annual General Meeting and ending at the conclusion of the day on which the 2008 Annual General Meeting is held. For the purposes of this Resolution, "donations", "EU political organisations" and "EU political expenditure" have the meanings given to them in Part XA of the Companies Act 1985."

12. To consider the following as a special resolution:

"That subject to the passing of resolution numbered 9 in the notice of the meeting the directors be generally empowered pursuant to section 95 of the Companies Act 1985 (the Act) to allot equity securities (within the meaning of section 94(2) to section 94(3A) of the Act) for cash, pursuant to the authority conferred by the resolution numbered 9 in the notice of the meeting as if section 89(1) of the Act did not apply to the allotment.

This power:

(a) expires at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed, but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b) shall be limited to:

   (i) the allotment of equity securities in connection with an issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares, but subject to such exclusions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of a regulatory body or stock exchange; and

   (ii) the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount equal to £1,764,992.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by the resolution numbered 9 in the notice of the meeting" were omitted."

13. To consider the following as a special resolution:

"That the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10 pence each in the Company (Ordinary Shares) subject to the following conditions:

(a) the maximum aggregate number of Ordinary Shares authorised to be purchased is 35,299,846, representing 10% of the Company's issued ordinary share capital; and

(b) the minimum price (exclusive of expenses) which may be paid for an Ordinary Share is 10 pence (being the nominal value of an Ordinary Share);

(c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for the Ordinary Shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an Ordinary Share and the highest current independent bid for an Ordinary Share as derived from the London Stock Exchange Trading System (SETS);

(d) this authority shall expire at the close of the Annual General Meeting of the Company held in 2008; and

(e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority."

14. To consider the following as a special resolution*:

"That £311,277,889 of the Company's share premium account be and is hereby cancelled".

15 To consider the following as a special resolution:

"That the Company may send or supply any document or information that is required or authorised to be sent or supplied to a member or any other person by making it available on a website in accordance with the provisions of the Companies Act 2006 (the Act), whether such document or information is required or authorised by the Act, the Company's Articles of Association or any other statute, rule or regulation to which the Company is subject, and this provision shall supersede any provision in the Company's Articles of Association to the extent that it is inconsistent with this resolution".

By Order of the Board

Thomas Murphy
General Counsel & Company Secretary

4 April 2007

Registered Office:
Greenside House
50 Station Road
Wood Green
London N22 7TP

Registered Number: 4212563

**Resolution 14 will only be put to shareholders if the necessary consents have been received from the Company's creditors prior to the date of the annual general meeting*

Notes to the Resolutions:

(1) The directors must present the report of the directors and the accounts of the Company for the 52 weeks ended 26 December 2006 to shareholders at the Annual General Meeting. The report of the directors, the accounts, and the report of the Company's auditors on the accounts and on those parts of the directors' remuneration report that are capable of being audited are contained within the annual report and accounts.

(2) In line with best practice in corporate governance, as now reflected in the Remuneration Report Regulations 2002, the Board has presented its Directors' Remuneration Report to shareholders in the annual report and accounts. The Directors' Remuneration Report gives details of the directors' remuneration for the 52 weeks ended 26 December 2006 and sets out the Group's overall policy on directors' remuneration. As required by the Remuneration Report Regulations, the Company's auditors have audited those parts of the Directors' Remuneration Report capable of being audited and their report may be found in the annual report and accounts. The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Group's overall objectives and, accordingly, and in compliance with the Remuneration Report Regulations, shareholders will be invited to approve the Directors' Remuneration Report.

(3) Subject to the declaration of the final dividend at the meeting, the dividend will be payable to shareholders on the Company's register of members at 6.00 pm on 27 April 2007 for payment on 5 June 2007.

(4) and (5) The Company's Articles of Association state that one third of the directors should retire at each Annual General Meeting. Information on the directors who served in 2006, including David Allvey and David Edmonds who are offering themselves for re-election, is provided in the section of the annual report and accounts on the Board of Directors. In addition to the biographical details found in the annual report and accounts enclosed with this notice and made available to enable shareholders to make an informed decision on the election and re-election of directors, the Chairman confirms that, following formal performance evaluation, the performance of David Allvey and David Edmonds continues to be effective and demonstrates commitment to their roles, including commitment of time for Board and Committee meetings and any other duties.

(6) and (7) The auditors of a company must be re-appointed at each general meeting at which accounts are laid. The resolution proposes the reappointment of the Company's existing auditors, Deloitte & Touche LLP, until the conclusion of the next Annual General Meeting of the Company at which accounts are laid.

(8) This resolution deals with the approval of the William Hill Executive Bonus Matching Scheme. Further information about this is set out in Appendix One to the letter from the Chairman which accompanies this Notice of Meeting.

(9) This resolution, if passed, will renew the authority conferred on the directors at the Annual General Meeting on 18 May 2006 which expires at the end of the forthcoming Annual General Meeting. This resolution will authorise the directors to allot the Company's unissued shares up to a maximum nominal amount of £11,648,949. This amount represents one-third of the Company's authorised and issued ordinary share capital (calculated exclusive of treasury shares) as at 30 March 2007. The Company held 8,632,787 shares in treasury as at 30 March 2007. If this resolution is passed, this authority will expire at the end of the next Annual General Meeting of the Company which takes place the year after it is passed.

The directors have no present intention to exercise this authority other than in connection with the Company's share incentive schemes.

(10) and (11) The Political Parties, Elections and Referendums Act 2000 ("PPERA") prohibits a company and its subsidiaries from making donations to EU political organisations or incurring EU political expenditure unless approved in advance by the company's shareholders in general meeting. The Company's policy is that neither it

nor its subsidiaries will make donations to, or incur expenditure on behalf of, EU political parties. However, these terms are very widely defined in the legislation and activities which are in the shareholders' interests between the Company and other bodies concerning, for example, law reform, policy review and other business matters affecting the Company may be included in the definitions. The Company is proposing resolutions 10 and 11 to ensure that it does not commit any technical breach when furthering its legitimate business interests.

(12) This resolution, which will be proposed as a special resolution, if passed, will update the authority conferred on the directors at the Annual General Meeting on 18 May 2006 to issue equity securities of the Company for cash without application of the pre-emption rights pursuant to section 89 of the Companies Act 1985. Other than in connection with a rights issue, scrip dividend, or other similar issue, the authority contained in this resolution will be limited to an aggregate nominal value of £1,764,992 which represents 5% of the issued ordinary share capital (calculated exclusive of treasury shares) of the Company as at 30 March 2007. If this resolution is passed, this authority will expire at the end of the next Annual General Meeting of the Company after it is passed.

In accordance with the guidelines issued by the Pre-Emption Group, the directors confirm their intention that no more than 7.5% of the issued share capital will be issued for cash on a non pre-emptive basis during any rolling three-year period.

(13) This resolution, which will be proposed as a special resolution, will renew the Company's authority granted at the last Annual General Meeting which expires on the date of the forthcoming Annual General Meeting. The resolution gives the Company authority to buy back its own Ordinary Shares in the market as permitted by the Companies Act 1985. The authority limits the number of shares that could be purchased to a maximum of 35,299,846 (representing 10% of the issued share capital of the Company as at 30 March 2007, excluding treasury shares). The maximum price per share for any purchase (exclusive of any expenses) would be the higher of (i) 5% above the average of the middle market values for an Ordinary Share of the Company derived from the London Stock Exchange Daily Official List for each of the five business days immediately preceding the day on which the Ordinary Shares are purchased or (ii) an amount equal to the higher of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System (SETS). The minimum price (exclusive of any expenses) would be 10 pence being the nominal value of each Ordinary Share. This authority will expire at the conclusion of the Annual General Meeting of the Company next year.

The directors' decision to exercise this authority to purchase the Company's Ordinary Shares will depend on and take into account a number of factors including the Company's share price and other investment opportunities. The authority will be exercised only if the directors believe that to do so would result in an increase in earnings per share and would be in the interests of shareholders generally.

Any purchases of Ordinary Shares would be by means of market purchases through the London Stock Exchange.

Under The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 which came into force on 1 December 2003 companies are allowed to hold shares acquired by way of market purchase as treasury shares, rather than having to cancel them. Such shares may subsequently be cancelled, sold for cash or used to satisfy options and share awards issued or made to employees pursuant to the Company's share based incentive schemes. Pursuant to authority given at previous Annual General Meetings, the Company holds 2.4% of the issued shares as at 30 March 2007 in treasury. The Company intends to hold up to one-quarter of any shares that it purchases pursuant to the authority conferred by this new resolution in treasury. Subsequent transfers of treasury shares to satisfy the requirements of share based incentive schemes will be made within the 10% anti-dilution limit for such share issues.

As at 30 March 2007 there were options over 8,903,144 Ordinary Shares in the capital of the Company which represent 2.5% of the Company's issued Ordinary Share capital (excluding treasury shares). If the authority to purchase 10% of the Company's Ordinary Shares was exercised in full, these options would represent 2.8% of the Company's issued ordinary share capital (calculated exclusive of treasury shares).

The authority will only be valid until the conclusion of the next Annual General Meeting in 2008.

(14) This resolution deals with the proposed reduction of capital involving the cancellation of the Company's share premium account in order to increase the amount of distributable reserves. Further information about the proposed reduction of capital is set out in the letter from the chairman which accompanies this notice of meeting.*

(15) This resolution will allow the Company to take advantage of provisions contained in the new Companies Act 2006 (the Act) regarding communications between companies, shareholders and others that come into force on 20 January 2007.

The relevant provisions of the Act allow the company to send or supply documents or information to shareholders by making them available on a website subject to certain conditions being satisfied, one of which is the passing of a resolution by shareholders. The resolution covers all documents or information that the company may send to shareholders including, but not limited to, annual accounts and reports, summary financial statements, notices of general meeting and any documents which the company is required to send to shareholders under the FSA's Listing Rules or any other rules which the company is subject to. The effect of the resolution, if approved, will be to supersede any inconsistent provision in the company's Articles.

Subject to resolution 15 being passed, the company will write to each shareholder individually asking them to consent to receiving documents or information from the company by making it available on a website. If the company has not received a response within 28 days beginning with the day of the request, the shareholder will be deemed to have consented. The request will be sent to all shareholders, including those who have already agreed to website publication, so that in future the company has a single regime applicable to all shareholders.

Shareholders will be notified when a document or information is made available on the website. Shareholders may choose to receive this notification in hard copy or by e-mail.

Please note that regardless of resolution 15 being passed, any shareholder can ask for a hard copy of any document from the company at any time. The company will send the copy free of charge within 21 days of receiving the request.

The new arrangements are expected to save considerable administrative, printing and postage costs, while preserving shareholders' rights to receive hard copy documents if they wish.

**Resolution 14 will only be put to shareholders if the necessary consents have been received from the Company's creditors prior to the date of the annual general meeting*

End Notes

(a) The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members entered in the register of members of the Company at 11.00 am on 15 May 2007, or if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to the entries in the register of members after 11.00 am on 15 May 2007 or, if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(b) The accompanying proxy form invites members to vote in one of three ways: "for", "against" and "vote withheld". Please note that a "vote withheld" has no legal effect and will count neither for nor against a resolution.

(c) A member entitled to attend and vote at the Annual General Meeting may appoint a proxy (who need not be a member of the Company) to attend and, on a poll, to vote on his or her behalf. Lodging a form of proxy will not prevent a member from attending the meeting and voting in person. In order to be valid an appointment of proxy must be returned by one of the following methods:

- sending the Form of Proxy enclosed with this document by post or (during normal business hours only) by hand to Capita Registrars, Proxy Processing Centre, Telford Road, Bicester, OX26 4LD not less than 48 hours before the time of the meeting; or
- electronically, by logging on to Capita Registrars' website at www.capitaregistrars.com. Members' IVC numbers (the code number printed on a member's admission card/form of proxy) will be required. Full details of the procedure are given on the website. The proxy appointment and/or voting instructions must be received by the Company's registrars not later than 11.00 am on 15 May 2007.
- in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below.

To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent, Capita Registrars, (under CREST participant ID RA10) by not later than 11.00am on 15 May, 2007. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST Personal Members or other CREST Sponsored Members, and those CREST Members who have appointed voting service provider(s), should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(d) The following documents are available for inspection during normal business hours on any weekday at the Company's registered office at Greenside House, 50 Station Road, Wood Green, London N22 7TP until the conclusion of the Annual General Meeting. They will also be available for inspection at Cavendish Conference Centre, 22 Duchess Mews, London, W1G 9DT on Thursday 17 May 2007 for at least fifteen minutes prior to and until the conclusion of the Annual General Meeting:

(i) the register of directors' interests;

(ii) copies of the service contracts between the Company and the executive directors and the terms of appointment of non executive directors;

(iii) the biographies of directors seeking re-election;

(iv) the draft Rules of the William Hill Executive Bonus Matching Scheme; and

(iv) the Articles of Association.

END

imprima — C96164